SAFRAN

SIÈGE SOCIAL

RECEIVED

2008 AUG 11 A 8:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE [redacted]

July 31, 2008

08004138

SUPPL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Paul Dudek, Esq.

SAFRAN
Rule 12g3-2(b) File No. 82-34974

Dear Sirs:

The enclosed information, as set forth in the Annex attached hereto, is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SAFRAN (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions with regard to this information or require additional information, please contact the undersigned in Paris at +33 1 40 60 84 28.

Very truly yours,

PROCESSED
AUG 12 2008
THOMSON REUTERS

Francis de Raimond

cc: Alain Marcheteau
(Safran)

I. PRESS RELEASES

- July 7, 2008 – SAFRAN wins major Learjet 85 equipment contract from Bombardier Aerospace
- July 31, 2008 – SAFRAN divests mobile phone unit, works with Sofinnova to ensure the growth of this business
- July 31, 2008 – SAFRAN releases its first-half 2008 results, which are in line with targets

II. DOCUMENTS PROVIDED TO REGULATORY AUTHORITIES OR STOCK EXCHANGES AND MADE PUBLIC BY SUCH ENTITIES

- None

III. DOCUMENTS PROVIDED TO SHAREHOLDERS, PUBLISHED OR MADE AVAILABLE TO THE PUBLIC

- SAFRAN Annual Report 2007
- July 31, 2008 - SAFRAN first-half 2008 results - Analysts' presentation
- June 30, 2008 – SAFRAN Consolidated balance sheet and income statement (in French only, English version will be available in few days)

SAFRAN

Communiqué de presse . Press release

SAFRAN wins major *Learjet 85* equipment contract from Bombardier Aerospace

Paris, July 7, 2008

SAFRAN Group subsidiaries Messier-Bugatti and Aircelle have been selected by Bombardier Aerospace to supply equipment for the new *Learjet 85*. The announcement confirms the expanding cooperation between the two groups. The two contracts were signed on July 4, in Montreal, at a ceremony attended by French Prime Minister François Fillon and Quebec Premier Jean Charest.

Messier-Bugatti will provide all landing and braking systems, comprising wheels and carbon brakes, the ground steering system, and the landing gear extension and retraction system. Aircelle will supply the nacelles and thrust reversers. Together, the two SAFRAN Group companies account for 11 percent of *Learjet 85* supplier contracts.

Bombardier Aerospace President and Chief Operating Officer Guy C. Hachey said: *"Bombardier is delighted to officially welcome the SAFRAN Group to the Learjet 85 program. The Learjet 85 represents a whole new generation of business aircraft that will redefine the twin-engine intermediate class of bizjets while further enhancing our longstanding tradition of product innovation."*

Émeric d'Arcimoles, SAFRAN Group Senior Executive Vice President for International Development added: *"Building on this cooperation and in liaison with our two subsidiaries, our two groups are committed to deepening our partnership in areas where SAFRAN offers world-class competencies, namely aircraft equipment, avionics and aerospace propulsion."*

This latest business win showcases the SAFRAN Group's unique ability to propose complete integrated aircraft solutions for its customers.

***SAFRAN** is an international high-technology group with four core businesses: Aerospace Propulsion, Aircraft Equipment, Defense Security and Communications. As of December 31, 2007, it had 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets.*
SAFRAN is a public company listed on NYSE Euronext Paris.
www.safran-group.com

Bombardier
A world-leading manufacturer of innovative transportation solutions, from commercial aircraft and business jets to rail transportation equipment, systems and services, Bombardier Inc. is a global corporation headquartered in Canada. Its revenues for the fiscal year ended Jan. 31, 2008, were $17.5 billion US, and its shares are traded on the Toronto Stock Exchange (BBD). Bombardier is listed as an index component to the Dow Jones Sustainability World and North America indexes.
www.bombardier.com.

SAFRAN
Direction de la Communication

2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

www.safran-group.com

Press Contact
Jocelyne TERRIEN

Tel +33 (0)1 40 60 80 28
Mob 33 (0)6 07 83 59 73

jocelyne.terrien@safran.fr

SAFRAN

RECEIVED
2008 AUG 11 A 8:12

Communiqué de presse . Press release

SAFRAN divests mobile phone unit, works with Sofinnova to ensure the growth of this business

Paris, July 31, 2008 – SAFRAN has signed a formal agreement with Sofinnova, providing for the divestment of its mobile phone business under optimum social and financial conditions. Sofinnova, a French venture capital firm specialized in high technology, was created in 1972 and is the European leader in this sector. The agreement is subject to the approval of employee representative bodies.

Sagem Mobiles will continue to conduct its business until this transaction is completed, which should be by the end of 2008 at the latest.

Drawing on the franchise, brand and technologies contributed by SAFRAN, Sofinnova will create a new mobile phone ODM (Original Design Manufacturer) company. It will develop and market products under other brand names, and on behalf of operators or other manufacturers, as well as for fashion, sports and luxury companies.

The new company will be named Sagem Wireless, and will be based in Cergy-Pontoise, near Paris. Sofinnova will hold a majority stake, while SAFRAN will retain approximately 10%.

Pasquale Pistorio, a well-known leader in the high-tech business sector, has accepted the position of Chairman of the Board.

The new company will have about 310 employees (70 at Cergy-Pontoise and 240 at Ningbo, China), and will call on Esmertec and Purple Labs for the development of its software platforms. Sofinnova is a shareholder in these two companies, which are leaders in their telecommunications software markets. About 250 staff members from Sagem Mobiles' R&D department will transfer to these two companies, and will stay at Cergy-Pontoise.

The new company will also subcontract mobile phone personalization and packaging operations to the SAFRAN plant in Fougères.

For Sagem Mobiles employees not covered by these transfers, SAFRAN will offer priority redeployment within the Group, primarily in the security and onboard electronics sectors, which are currently enjoying strong growth and require similar qualifications.

The SAFRAN Group has already set up new operations at its Fougères site, including integration of the FELIN soldier modernization system and production of PC boards. It will continue to diversify its site by transferring complementary operations in related fields.

The total cost of these changes is approximately 220 million euros. In addition to the operating loss posted by this business for 2008, this amount mainly includes support and adaptation measures applied at the entities and sites concerned, as well as various charges and asset depreciation.

"Several months ago, I pledged to find a solution for our mobile phone business; today, I have fulfilled this pledge," said Jean-Paul Herteman, CEO of SAFRAN. *"I am convinced that this will be a successful solution, because the ODM business model clearly addresses specific needs, while at the same time we will reduce our fixed costs by integrating the R&D teams from Sagem Mobiles and companies in the Sofinnova portfolio. SAFRAN will of course make sure that we provide satisfactory solutions to each and every person who is not*

Investors and Analysts Contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 83 46
quy.nguyen-ngoc@safran.fr

Press Contact:

Jocelyne Terrien
Press Relations Manager
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

SAFRAN Group
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

involved in the activities of the new organization: not only is this our duty as a good corporate citizen, but also because these persons will provide invaluable reinforcements for the development of SAFRAN is other sectors."

"Europe is both the birthplace and the main center of innovation for mobile telephony," said Jean Schmitt, Managing Partner of Sofinnova. *"For nearly a decade now, we have invested in the emerging global leaders in this market. With this latest transaction, we can bolster the software companies that are leaders in this market, and also create a large-scale software R&D center at Cergy. Above all, this transaction creates Sagem Wireless, which has the world-class people and technologies needed to become a global leader."*

"Sagem Wireless will combine the expertise of the people from Sagem Mobiles, and the dynamic innovation mindset contributed by companies in the Sofinnova portfolio to offer products with a distinctive difference, tailored to the specific requirements of our partner-clients," added Thierry Buffenoir, Chairman and CEO of Sagem Mobiles. *"Our broad European presence, technological strengths and forward-looking strategy should undoubtedly enable us to win over today's leading brands by offering unrivaled products. Sagem Wireless clearly enjoys a very promising growth outlook in its chosen market."*

***SAFRAN** is an international high-technology group with three core businesses: Aerospace Propulsion, Aircraft Equipment, and Defense Security. As of December 31, 2007, it had 63,000 employees in over 30 countries, and annual revenues of 12 billion euros. The SAFRAN Group comprises a number of companies with prestigious brand names, and holds, alone or in partnership, global or European leadership positions in all of its markets. SAFRAN is a public company listed on NYSE Euronext Paris.*
www.safran-group.com

Communiqué de presse . Press release

Investors and Analysts Contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 83 46
quy.nguyen-ngoc@safran.fr

SAFRAN Group
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

Press Contact:

Jocelyne Terrien
Press Relations Manager
Tel +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@safran.fr

SAFRAN

RECEIVED
2008 AUG 11 A 8:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Press release

Communiqué de presse

SAFRAN releases its first-half 2008 results, which are in line with targets

Paris, July 31, 2008

SAFRAN, the international high-technology group with leadership positions in its core businesses of aerospace propulsion, aircraft equipment, and defense security, today released its results for the six months ended June 30, 2008.

First-half 2008 key figures (*)

Revenue: €5,057 million

- Up 2.8% on first-half 2007, or 14.8% like-for-like (based on a constant group structure and exchange rates)

Profit from operations: €474 million

- Profit from recurring operations totaled €328 million (versus €381 million in first-half 2007 excluding communications and €311 million including communications), representing 6.5% of revenue including a €355 million negative currency impact
- The gain arising on the transfer of Monetel business to Ingénico amounted to €146 million

Net debt stood at €101 million

(*) Data presented in accordance with IFRS 5, with the Sagem Mobiles business included in operations held for sale.

Commenting on these results Jean-Paul Herteman, SAFRAN's Chief Executive Officer, stated:

"SAFRAN met its targets in the first six months of 2008, both from a financial and strategic perspective. The increase in profit from recurring operations (excluding capital gains) clearly shows how the productivity gains we have achieved combined with growth in the services business (over 20% for CFM56 engines) offset for the most part the €355 million adverse effect of euro/dollar exchange rates during the period.

As announced on February 15, 2008, a constructive solution has been reached with the venture capital fund Sofinnova enabling us to exit from the mobile phone business under optimal financial and social conditions.

Our performance in the aircraft business remained buoyant and our 50-50 partnership agreements with General Electric have been extended until 2040 and broadened to encompass engine services and nacelles. Obviously, given the current financial crisis and soaring oil prices we are carefully tracking the situation of our customers but are nevertheless standing by our full-year 2008 targets and remain confident for the medium-term outlook."

Analyst and Investor contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel. +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
guy.nguyen-ngoc@SAFRAN.fr

Press contact:

Jocelyne Terrien
Press Relations Manager
Tel. +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@SAFRAN.fr

SAFRAN
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

SAFRAN

Communiqué de presse . Press release

Consolidated results of the SAFRAN Group

All figures in this press release represent adjusted data. These data are drawn up alongside reported consolidated data to reflect the Group's actual financial performance, and notably for the purpose of:

- *offsetting in the income statement the impact of revaluations of intangible assets carried out as a result of the Sagem-Snecma merger and the related amortization recorded in the reported figures.*
- *including in profit from operations the unwinding of currency hedges during the period.*

In addition, in accordance with IFRS 5, the Sagem Mobiles business has been classified under operations held for sale as this business is currently in the process of being sold.

A table reconciling reported and adjusted data is provided in the appendix to this press release.

In € millions	First-half 2007 (1)	First-half 2008	Like-for-like change (based on a constant Group structure and a constant USD exchange rate)
Revenue	4,918	5,057	14.8 %
Profit from operations *as a % of revenue*	381 *7.7%*	474 of which 328 from recurring operations* *6.5%*	
Net profit/(loss) from operations held for sale	(47)	(119)	
Net profit (Group share)	215	156	
Earnings per share (in €)	0.52	0.38	

(1) H1 2007 results released last year included Communication activities : revenue and profit from operations amounted respectively to €5,733 million and €311 million. First half 2007 results as presented above has been restated to be comparable with first half 2008 results

** i.e. excluding the €146 million gain arising on the transfer of Monetel business to Ingénico.*

- **Revenue**

Despite the negative €550 million USD currency impact, revenue climbed 2.8% in first-half 2008, or 14.8% on a like-for-like basis. This rise reflects a sustained increase in sales volume of original equipment and spare parts in the aerospace propulsion, aircraft equipment and security businesses.

- **Profit from operations**

Profit from operations totaled €474 million including the €146 million gain arising on the transfer of Monetel business to Ingénico. Profit from recurring operations amounted to €328 million, representing 6.5% of revenue, and was in line with targets. The negative €355 million USD currency impact was offset by productivity gains and growth in the spare parts business.

Analyst and Investor contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel. +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
guy.nguyen-ngoc@SAFRAN.fr

Press contact:

Jocelyne Terrien
Press Relations Manager
Tel. +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@SAFRAN.fr

SAFRAN
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

SAFRAN

Communiqué de presse . Press release

- **Sale of the mobile phone business**

As announced when the Group released its 2007 financial statements, SAFRAN has entered into an agreement with the high-tech venture capital fund Sofinnova which will enable the Group to exit from its mobile phone business. Consequently, at June 30, 2008 this business was classified under operations held for sale.

During the first half of 2008 Sagem Mobiles reported a net loss of €45 million. Provision charges related to the divestment came to €74 million (net of tax).

Additional expenses and provision charges to be recorded in the second half of the year as the sale progresses have been valued at approximately €100 million.

* * *

- **Results by branch**

In € millions	H1 2007	H1 2008
Aerospace Propulsion		
• Revenue	2,779	2,852
• Profit from operations	297	278
% revenue	*10.7%*	*9.7%*
Aircraft Equipment		
• Revenue	1,373	1,426
• Profit from operations	75	47
% revenue	*5.5%*	*3.3%*
Defense Security		
• Revenue	766	779
• Profit from operations	26	34*
% revenue	*3.4%*	4.4%

(*) excluding the gain arising on the transfer of Monetel business to Ingénico

- **Aerospace Propulsion**

At June 30, 2008 the Group's order backlog included over 6,400 CFM56 engines. Some 500 additional orders were taken during the Farnborough International Airshow, bringing the backlog to more than five years' worth of production. At the same time, the backlog for helicopter engines is still high, at 1,900 orders.

Profit from operations for the branch totaled €278 million after a negative USD currency impact of €221 million. This satisfactory performance was achieved on the back of (i) higher sales volumes, notably for spare parts which were up 22% for CFM56 engines and (ii) ongoing productivity gains. On the strategic front, the 50-50 joint venture agreement entered into with General Electric for short-to-medium haul aircraft engines has been extended until 2040 and broadened to encompass related services. Against this backdrop, a project for a new "LEAP X" engine providing for 16% fuel efficiency gains compared with the current best engines was presented at the Farnborough International Airshow.

Analyst and Investor contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel. +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
quy.nguyen-ngoc@SAFRAN.fr

Press contact:

Jocelyne Terrien
Press Relations Manager
Tel. +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@SAFRAN.fr

SAFRAN
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

SAFRAN

Communiqué de presse . Press release

- **Aircraft Equipment**

Despite a negative €130 million USD currency impact, profit from operations amounted to €47 million, representing 3.3% of revenue. The ramp-up of deliveries of nacelles for the A380 during the period took place in line with objectives. Following a first quarter that continued to feel the effects of new production processes, improvements began to take shape towards the end of the period. Business volumes grew significantly for all of the Aircraft Equipment operations and the certification of SAFRAN's electric brakes for the B737 has engendered strong prospects for both original equipment and spare parts.

Lastly, a 50-50 joint venture agreement was entered into with General Electric for new nacelles.

- **Defense Security**

Profit from recurring operations (i.e. excluding the gain arising on the transfer of Monetel business) totaled €34 million, representing 4.4% of revenue. This performance was driven by growth in optronic operations (which include land combat activities). The avionics business felt the impact of expenses and technological risks related to research and development as well as the ramp-up of navigation equipment.

Orders in the security sector increased strongly year-on-year and represented €160 million for the ID business – more than double the revenue figure for full-year 2007. Strong volumes recorded over the period and return to profitability reported by Sagem-Orga (smart cards) boosted security's profitability for first-half 2008.

In addition, following SAFRAN's end-June announcement of the acquisition of the passport manufacturer Sdu Identification BV which is based in the Netherlands, the Group has bolstered its positioning as a worldwide leader in ID solutions.

- **Net profit**

Net profit for the period came in at €156 million, taking into account the €146 million gain arising on the transfer of Monetel business to Ingénico and the €119 million net loss reported by mobile phone operations held for sale.

- **Net debt**

Net debt was scaled back to €101 million from €169 million at December 31, 2007 following the share buybacks carried out under the program approved by the Company's shareholders at the May 28, 2008 Annual Shareholders' Meeting.

- **Outlook**

Based on the continued implementation of our action plans and hedging strategies to protect the Group against fluctuations in the USD, the following targets for full-year 2008 are maintained :

- Revenue of over €10 billion excluding the Mobile phone business
- €750 million* in profit from operations excluding the Mobile phone business

(*) including the €146 million gain arising on the transfer of Monetel business

Analyst and Investor contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel. +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
quy.nguyen-ngoc@SAFRAN.fr

Press contact:

Jocelyne Terrien
Press Relations Manager
Tel. +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@SAFRAN.fr

SAFRAN
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

SAFRAN

Communiqué de presse . Press release

Trends for the aircraft market have changed significantly as a result of the twin effects of soaring oil prices and the deepening financial crisis, particularly in the United States. Growth of aircraft deliveries may slow in 2009 and 2010 although this will only have a limited impact on SAFRAN as the Group's main backlog contributors are Asia and the Middle East, whose growth rates are expected to decline only moderately. Furthermore, SAFRAN's service activity is set to remain at high levels thanks to the size and newness of its installed fleet. And lastly, business will be further lifted by the fact that recent models of engines that are not likely to be withdrawn are about to enter the maintenance phase. To date 60% – or 6,700 – of these engines have not yet generated any service activity.

***SAFRAN** is an international high-technology group with three core businesses: aerospace propulsion, aircraft equipment, and defense security. At December 31, 2007 the Group employed 63,000 people in over 30 countries and generated revenue of €12 billion for the year then ended. The SAFRAN Group comprises many companies bearing prestigious brand names and holds, alone or in partnership, global or European leadership positions in its markets. SAFRAN is listed on NYSE Euronext Paris and forms part of the SBF 120 and Euronext 100 indices.*

www.safran-group.com

Analyst and Investor contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel. +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
guy.nguyen-ngoc@SAFRAN.fr

SAFRAN
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

Press contact:

Jocelyne Terrien
Press Relations Manager
Tel. +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@SAFRAN.fr

Appendix

Reconciliation between reported and adjusted data

Six months ended June 30, 2008 *In € millions*	Reported data	Hedge accounting Remeasurement at hedged rate (1)	Hedge accounting Change in fair value of derivatives (2)	Amortization of intangible assets (3)	Adjusted data
Revenue	**4,998**	59			**5,057**
Profit from operations	**340**	54		80	**474**
Net finance costs/income	**263**	(54)	(352)		**(143)**
Income tax expense	**(145)**		121	(27)	**(51)**
Loss from discontinued operations	**(119)**				**(119)**
Minority interests	**(3)**			(2)	**(5)**
Net profit for the period attributable to equity holders of the parent	**336**	0	(231)	51	**156**

(1) Remeasurement of foreign-currency revenue net of purchases (by currency) at the hedged rate, through the reclassification of gains and losses on hedges allocated to cash flows for the period

(2) Gains and losses on hedges allocated to future cash flows (€352 million excluding taxes), recognized in equity

(3) Cancellation of amortization/impairment of intangible assets relating to the remeasurement of aeronautical programs pursuant to the first-time application of IFRS 3 at April 1, 2005.

Only the reported consolidated data have been audited by the Group's Statutory Auditors. The adjusted data were verified by the Auditors as part of their review of all of the information contained in the interim report for the six months ended June 30, 2008.

Analyst and Investor contact:

Quy Nguyen-Ngoc
Director, Investor Relations and Financial Communication
Tel. +33(0)1 40 60 80 45
Fax +33 (0)1 40 60 84 36
quy.nguyen-ngoc@SAFRAN.fr

Press contact:

Jocelyne Terrien
Press Relations Manager
Tel. +33 (0)1 40 60 80 28
Fax +33 (0)1 40 60 80 26
jocelyne.terrien@SAFRAN.fr

SAFRAN
2, bd du Général Martial Valin
75724 Paris Cedex 15 – France

FIRST-HALF 2008 RESULTS

RECEIVED
2008 AUG 11 A 8:12
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SAFRAN

An international leader in
technology

Thursday July 31, 2008
Analysts' presentation

SAFRAN

KEY FIGURES AND SIGNIFICANT EVENTS

FINANCIAL RESULTS

A ROBUST AND PROFITABLE BUSINESS MODEL

OUTLOOK

CONCLUSION

KEY FIGURES and SIGNIFICANT EVENTS







Jean-Paul HERTEMAN

Chief Executive Officer









SAFRAN

KEY FIGURES FOR FIRST-HALF 2008 (excluding Mobile Activitie

Results in line with full-year targets

- **Revenue: €5,057 million***
  - Up 14.8% on first-half 2007 like-for-like (based on a constant group structure and constant USD exchange rate)
- **Profit from operations: €474 million(1)***
- **Orders taken: €6,200 million**
- **Net debt at June 30, 2008: €101 million**

* Adjusted data (1) Including the €146m gain on the transfer of the Group's electronic payment business to Ingénico

KEY FACTS OF FIRST-HALF 2008

A positive dynamic

- Divestment **of the Mobile Phone business**
- **Ongoing** robust growth **in original equipment and engine spare parts**
- High order levels **in the Aerospace and Security sectors**
- **SAFRAN/GE partnership** extended
- Adapting **the Group's organizational framework to the challenges of tomorrow (the "all-electric aircraft", integrated services) and achieving initial "structural" synergies**

SAFRAN

MOBILE TELEPHONY

Agreement signed with Sofinnova enabling SAFRAN to exit the Mobile Phone business*

- Newly formed company **controlled by Sofinnova (a French venture capital fund) and focused on ODM** operations**
  - Transfer of the majority of Sagem Mobiles' activities and R&D staff to the new company
  - 10% minority interest retained by SAFRAN
- **Maintaining subtainable industrial activities on the site of** Fougères **by SAFRAN**
  - Site dedicated to FELIN*** operations, the production of electronic cards for aeronautic and defense and various sub-contracting activities for the Group
- **The majority of Sagem Mobiles' staff from the** Cergy site **who are not transferred to the newly-formed company will be redeployed within the Group**
- China-based operations **(Ningbo plant) to be sold**
- **The transaction is scheduled for completion at** end-2008

* Subject to consultation with employee representatives ** Original Design Manufacturer *** Fantassin à Equipements et Liaisons INtégrés

MOBILE TELEPHONY

Estimated total cost of the transaction

▷ **Estimated total cost**	**€220m***
◦ **2008 operating loss**	**€69m***
◦ **Cost of restructuring and divestment**	**€151m***

▷ **Presented as operations held for sale in the financial statements**
€119m impact on first-half 2008 accounts

* After tax

FINANCIAL RESULTS

Noël GAUTHIER

Executive Vice-President
Economic and Financial Affairs



FINANCIAL RESULTS AT JUNE 30, 2008

The figures are presented :

- **In adjusted data**
- **After restatement of the Communication branch in "operations held for sale".**
- **Accordingly, only the net income includes the impact of liability held for sale**

STATEMENT OF INCOME*

Published H1 2007	*(in € million)*	H1 2007	**H1 2008**	*Variation*
5,733	**Revenue**	4,918	**5,057**	*+2.8%*
311	**Profit from operations**	381	**474**(1)	*+24.4%*
5.4%	*% of revenue*	*7.7%*	***9.4%***	
	Net finance costs/income	17	**(143)**	
	Tax expense	(135)	**(51)**	
	Net profit/loss for operations held for sale	(47)	**(119)**	
	Minority interests	(3)	**(8)**	
	Equity associates compagnies	2	**3**	
215	**Net profit (Group share)**	215	**156**	
	Earning per share (€)	0.52	**0.38**	

* Adjusted data

(1) Including gains arising on the transfer of Monetel business to Ingénico = +€146M

RECONSILIATION OF STATUTORY AND ADJUSTED CONSOLIDATED FIGURES

June 30, 2008 *(in € million)*	Statutary consolidated figures	hedging		Amortization of intangible assets	Adjusted data
		Rate covered	Change in derivative values		
Revenue	**4,998**	**59**			**5,057**
Profit from operations	**340**	**54 ***		**80**	**474**
Net finance costs/income	263	(54)	(352)		(143)
Income tax expense	(145)		121	(27)	(51)
Net income from divested businesses	(119)				(119)
Income from minority interests and other	(3)			(2)	(5)
Net income (Group share)	**336**	**0**	**(231)**	**51**	**156**

(*) included (5) M€ FX effect

MOBILES PHONE DIVESTMENT

SAFRAN

LIABILITY HELD FOR SALE: ACCOUNTING POLICY

	Net profit/loss from operations held for sale at the end of	Other expected cost after 06.30.08	TOTAL
I. **RESULTS**			
Profit before tax	**(72)**	**(40)**	**(112)**
Tax expense	27	16	43
Total after Tax	**(45)**	**(24)**	**(69)**
II. **EXIT COST**			
Restructuration cost	0	(64)	(64)
Impairment assets	(50)	0	(50)
Cost of various commitments	(55)	(50)	(105)
Total before tax	**(105)**	**(114)**	**(219)**
Tax expense	31	37	68
Total after Tax	**(74)**	**(77)**	**(151)**
TOTAL BEFORE TAX	**(177)**	**(154)**	**(331)**
TOTAL AFTER TAX	**(119)**	**(101)**	**(220)**

SAFRAN

ANALYSIS OF GROUP PROFIT FROM OPERATIONS

(Excluding liability held for sale)

CHANGE IN PROFIT FROM OPERATIONS* H1 2008 vs H1 2007

(in € million)


381
+119
-355
+42
+50 (1)
+91
+146
474
Profit from operations H1 2007
Volumes prod. mix. Price Misc.
Dollar
R&D
Productivity improvement
Profit of Monetel activities share to Ingénico
Profit from operations H1 2008

(1) Impairment on A400M in 2007

* Adjusted data excluding liabilities held for sale

DOLLAR : HEDGING PORTFOLIO

First-half 2008

- US$2,428 / EURO at a rate of €1 = U$1.46
- US$65 / GBP at a rate of GBP1 = US$1.88
- US$89 / CAD at a rate of US$1 = CAD1.02

Hedging portfolio at June 30, 2008 : $13,500 million

at an average rate for the EUR/USD tranche of :

- **€1 ≤ $1.46 in 2008**
- **€1 ≤ $1.485 in 2009**
- **€1 ≤ $1.525 in 2010**

RESEARCH AND DEVELOPMENT*

(in € million)	H1 2007	**H1 2008**	*Change*
Self-financed R&D	**338**	**273**	*(65)*
▷ Operating expenses	257	203	*(54)*
▷ Capitalized (gross)	81	70	*(11)*
R&D recorded as expenses	**308**	**216**	*(92)*
▷ Operating expenses	257	203	*(54)*
▷ Amortization / Depreciation	51	13	*(38)*
Capitalized R&D	**30**	**57**	*27*
▷ Capitalized (gross)	81	70	*(11)*
▷ Amortization / Depreciation	(51)	(13)	*38*

* Adjusted data excluding liabilities held for sale

FREE CASH FLOW*

(in € million)	H1 2007	**H1 2008**
Cash flow(1)	694	**447**
Change in working capital requirements	(129)	**(42)**
Intangible investments	(107)	**(95)**
CAPEX	(190)	**(186)**
Free cash flow(1)	268	**124**

* Adjusted data (1) Excluding non premium option expired (€9M in H1 07 and €85M in H1 08)

CHANGE IN CASH POSITION



(in € million)
Cash position at 01/01/08
(169)
Cash flow (1)
+447
Change in WCR
(42)
CAPEX and intangible investments
(281)
SAFRAN Dividend
(170)
Misc.
+114
cash position at 06/30/08
(101)

(1) Cash from operating activities, excluding non pemium option expired (€85M in H1 08)

SAFRAN

RESULTS BY BRANCH*

(in € million)	H1 2007	**H1 2008**
AEROSPACE PROPULSION		
▹ Revenue	2,779	**2,852**
▹ Profit from operations	297	**278**
% of revenue	*10.7%*	***9.7%***
AIRCRAFT EQUIPMENT		
▹ Revenue	1,373	**1,426**
▹ Profit from operations	75	**47**
% of revenue	*5.5%*	***3.3%***
DEFENSE SECURITY		
▹ Revenue	766	**779**
▹ Profit from operations	26	**34**(1)
% of revenue	*3.4%*	***4.4%***

* Adjusted data (1) Excluding gains arising on the transfer of Monetel business to Ingénico = +€146M

AEROSPACE PROPULSION*

(in € million)	H1 2007	**H1 2008**	*Change*	*On a constant $ exchange rate and Group structure basis*
Revenue	**2,779**	**2,852**	*+2.6%*	*+16.0%*
Profit from operations	297	**278**	*(6.4%)*	*+68.0%*
% of revenue	*10.7%*	***9.7%***		
Self-financed R&D	189	**142**	*(47)*	
of which capitalized (net)	*(16)*	***38***	*54*	
CAPEX	102	**111**	*9*	

* Adjusted data

SAFRAN

AIRCRAFT EQUIPEMENT*

(in € million)	H1 2007	**H1 2008**	*Change*	*On a constant $ exchange rate and Group structure basis*
Revenue	**1,373**	**1,426**	*+3.9%*	*+18.5%*
Profit from operations	75	**47**	*(37.3%)*	*+136.0%*
% of revenue	*5.5%*	**3.3%**		
Self-financed R&D	92	**74**	*(18)*	
of which capitalized (net)	*47*	***14***	*(33)*	
CAPEX	59	**39**	*(20)*	

* Adjusted data

DEFENSE SECURITY*

(in € million)	H1 2007	**H1 2008**	*Change*
Revenue	766	**779**	(1) *+1.7%*
Profit from operations	26	**34**	*+30.8%*
% of revenue	*3.4%*	4.4%	
Self-financed R&D	57	**57**	0
of which capitalized (net)	*(1)*	**6**	+7
CAPEX	27	**30**	+3

* Adjusted data (1) Excluding gains arising on the transfer of Monetel business to Ingénico = +€146M

FINANCIAL COMMITMENTS*

(In USD million)	06/30/2007	**06/30/2008**	*Change*
Total commitments	434	**337**	*(22%)*
Estimated value of pledges	243	**197**	*(19%)*
Net exposure on these commitments	191	**140**	*(27%)*
Provisions	135	**121**	*(10%)*

* Adjusted data

BALANCE SHEET AT JUNE 30, 2008 (in € million)

ASSETS		LIABILITIES & SHAREHOLDERS' EQUITY	
Goodwill	1,556	Shareholder's equity	4,549
Fixed assets	4,824	Provisions	2,198
Other assets	754	Debts subject to specific conditions	619
Fair value of financial instruments	470	Interest-bearing liabilities	932
Inventories	3,600	Other liabilities	885
Customers and other	4,035	Suppliers and other	6,916
Cash and cash equivalent	831		
Assets to be divested	42	Liabilities to be divested	13
TOTAL	16,112	TOTAL	16,112

A ROBUST AND PROFITABLE BUSINESS MODEL

Jean-Paul HERTEMAN

Chief Executive Officer















MARKET BACKDROP

A difficult context for our customers

- **Aircraft withdrawn from service and/or grounded* represent nearly 4% of the total CFM fleet**
  - 309 B737 and A320 aircraft, **means 618 CFM engines**
    - 284 B737 **fitted with CFM56-3 and** 14 B737 **fitted with CFM56-7**
    - 7 A320 **fitted with CFM56-5A and** 4 A320 **fitted with CFM56-5B**

- **Cancellations or postponed orders represent 3% of the CFM backlog**
  - 113 **recent cancellation and postponed delivery:** 69 A320 **et** 44 B737 **fitted with CFM56 engines**

* Based on withdrawals announced for 2008 and 2009

STRUCTURAL GROWTH OF AIR TRAFFIC

The demand is still there (unlike 2001), and previous oil shocks have been absorbed



Passenger traffic (RPK)
Global GDP
September 11
First Gulf war
Second oil crisis
First oil crisis
800
700
600
500
400
300
200
100
1970
1972
1974
1976
1978
1980
1982
1984
1986
1988
1990
1992
1994
1996
1998
2000
2002
2004
2006
2007

Sources: IMF- ICAO

ORIGINAL EQUIPMENT OPERATIONS

- Single-aisle aircraft
  - Aircraft manufacturer forecasts are still high for at least the next three years, underpinned by an exceptionally strong order backlog, particularly in Asia and the Middle East
  - Additional cancellations or order postponements are possible which would lead to slower growth in 2009-2010

- Wide-body aircraft: sustained growth probable

CFM engine orders by geographic region



North America 22%
Europe 16%
Rest of the world 62%
Orders taken
North America 26%
Europe 29%
Rest of the world 45%
Backlog

SAFRAN

ORIGINAL EQUIPMENT OPERATIONS

Continued high output by aircraft manufacturers



Number of single-aisle aircraft delivered
1000
800
High scenario (without additionnal report)
Aircraft manufacturers' output
2007
2008
2009
2010
2011
2012

SERVICES

- **Growth in spare parts still robust in first-half 2008**
  + 22% on CFM engine

- **Possible slowdown in this growth in the next futur as a result of aircraft withdrawn from service or reduced airlines activities**

- 6,700 very recent engines **(i.e. 60% of the CFM56-5B/P and -7 fleet) have not yet required any spare parts – strong potential for structural growth**

- **Considerable increase in the number and added value of** shop visits
  - **2,540 shop visits forecast for 2008 (**up 9% **on 2007)**
  - **Rising added value of services provided (full performance review)**

AEROSPACE PROPULSION

H1 2008 revenue

€2,852m*

Organic growth

16%

Orders taken

€3,371m

Backlog

€14,713m

- **Record orders taken during the period, primarily from high-growth areas:**
  - **580 helicopter engines and 1,823 CFM56 engines, including 540 at the Farnborough International Airshow**
- **The order backlog represents more than 5 years' worth of production**

* Adjusted data

EXTENSION OF THE TRANSATLANTIC PARTNERSHIP

Between SAFRAN / GE

- **SAFRAN/GE partnership extended until 2040**
  - **Commitment to provide a new LEAP-X engine leading to 16% improved fuel efficiency by 2016**
  - **In parallel, launch research into Open Rotor technologies**
    Target – to achieve 25% fuel efficiency gains as from 2020

- **Widening of the 50-50 joint venture agreement to encompass related services for new engines**

AIRCRAFT EQUIPMENT

H1 2008 revenue

€1,426m

Organic growth

18%

Orders taken

€1,705m

Backlog

€4,256m

- **A350XWB**
  - SAFRAN selected to supply the power transmission systems
- **B787**
  - Technological break-throughs with the E-brake, composite brace for landing gear and wiring
- **Bombardier Learjet 85**
  - New generation of business aircraft
  - SAFRAN selected to supply nacelles and landing and braking systems
- **B737 NG:** certification obtained for wheels and carbon brakes
  - Potential: > 3,000 aircrafts ($2 billion to $3 billion)
  - First deliveries to Delta Airlines

* Adjusted data

AIRCRAFT EQUIPMENT

An example of market conquest: carbon brakes for the B737

▷ **Out of the total B737NG fleet, the market for SAFRAN brakes over the next ten years represents > 3,000 aircrafts ($2 billion to $3 billion)**



6 000
5 000
4 000
3 000
2 000
1 000
0
2008
2013
2018
Total B737NG fleet
Potential number of B737NG aircraft fitted with SAFRAN brakes

SAFRAN carbon brakes

- Reduction in empty weight: 320 kg/aircraft
- Direct operating gain for airframer > 30 K$ / aircraft / year
- Double the endurance of steel brakes

EXTENSION OF THE TRANSATLANTIC PARTNERSHIP

Between SAFRAN / GE

- **A new 50-50 JV for nacelles and thrust reversers**

- **Global nacelle market: $5 billion**

- **The aim is to reproduce the CFM success story by building a long-term partnership that benefits both parties**
  - First partnership with GE for aircraft equipment
  - The combination of two successful and acknowledged experts in nacelles and thrust reversers
  - Capable of offering nacelles for all engines from 18,000 lbs to 50,000 lbs

AIRCRAFT EQUIPMENT

The "all-electric aircraft": building up on technology

- **The Group's aim is to be** an unrivalled player **in the new generation of aircraft by:**
  - End to end, **from power-off to generation, distribution and wiring**
  - **Adapting the Group's structure accordingly by creating** SAFRAN POWER



DEFENSE SECURITY

H1 2008 revenue

€779m

Organic growth

4%

Orders taken

€1,145m

Backlog

€1,900m

Defense

- **FELIN*:**
  - First equipment order for 5 regiments

- **AASM**
  - Successfully brought into operational use in Afghanistan
  - Long-term agreement with MBDA for exports and future developments

- **Nearly formed** SAFRAN ELECTRONICS

  A centre of expertise specializing in embedded electronics and critical software with over 1,500 staff – First SAFRAN 'structural' synergy

* Adjusted data

* Fantassin à Equipements et Liaisons INtégrés

DEFENSE SECURITY

SECURITY: a high-potential market

- **The three major players in the aircraft and defense industries** are also present in the security market

- **Successful strategy of** standing out from competitors **through technological expertise**
  - **ID solutions orders increased** eight-fold **in first-half 2008 compared with first-half 2007, representing** approximately double **the amount of revenue for full-year 2007**

- **Acquisition of** Sdu-I
  A leading supplier **of secure identification documents**
  - **Acquiring** the three key technologies **required for secure ID documents – biometric technologies, smartcard technologies and secure printing technologies**

  ⇨ **giving the Group the ability to adress government tender processes**

IMPROVEMENT PLAN

Results in line with action plans (1/2)

- **First-half 2008 – net productivity gains:** €91m

  - **Reduction in purchase costs and overheads + service development** ➔ **example** €41m
    - Pooled process for purchasing titanium
    - Increased volumes of intellectual services in low-cost countries
    - Outsourcing agreements renegotiated
    - Labinal's central services restructured

  - **Reduction in cycle lengths and costs for both development and production** ➔ **example** €50m
    - Cycle lengths and related costs reduced by 25%/50% in several key sectors : Gennevilliers (Snecma), Le Havre (Aircelle) and Singapore (Messier services)
    - Sagem Orga and Aircelle costs restructuration

IMPROVEMENT PLAN

Results in line with action plans (2/2)

- **Costs focused on** the dollar zone and emerging countries
  - 48% of the Group's sites and 24% of its employees are now based in the dollar zone or low-cost countries
  - Recent openings of new implantations:



Joint Snecma/Messier Dowty plant
Suzhou - China
April 2008



Snecma plant
Guiyang - China
April 2008



Snecma plant
Queretaro - Mexico
May 2008



Messier Bugatti plant
Walton - USA
scheduled in September 2008

  - New investments : **joint Snecma/Messier Dowty plant in Mexico $110m investments - start-up in H2 2009 - headcount of 400**









Jean-Paul HERTEMAN

Chief Executive Officer

OUTLOOK FOR FULL-YEAR 2008 (excluding Mobile Activities)

- **Revenue of over €10 billion***
  - Up 10% like-for-like

- **€750 million[1]* in profit from operations**
  - Driven by productivity gains and the ramp-up in spare part sales
  - With the US dollar hedged at €1 $\leq$ $1.46

* Adjusted data (1) Including the €146m gain on the transfer of the Group's electronic payment business to Ingénico

SAFRAN

CONCLUSION

Objectives

- To be one of the world's leading players (Tier 1) in Aerospace propulsion, Equipment and Defense Security sectors

A robust business model

- Structural growth for services thanks to the age of aircraft fleets and the Group's positioning in high-growth products
- Solid transatlantic partnership
- Operational efficiency gains achieved as a result of action plans implemented and focusing costs on the dollar zone and emerging countries
- Dollar hedging exposure for the next three years
- Targeted acquisitions, particularly in Aircraft Equipment and Security
  - Security: in-depth expertise in the three key technologies for identification
  - Equipment: acquisitions made as part of the "all-electric aircraft" program

RECEIVED
2008 AUG 11 A 8:13



Bilan et compte
de résultat cons
au 30.06.2008

SAFRAN

Le conseil de surveillance du 30 juillet 2008 a autorisé la publication des données financières ajustées du 1er semestre 2008 (section 1 du présent document) et celle des comptes consolidés semestriels statutaires condensés de SAFRAN pour la période du 1er janvier au 30 juin 2008, arrêtés par le directoire du 29 juillet 2008 (section 2 du présent document).

Sommaire

Préambule 3

1 Le Groupe SAFRAN en données ajustées 4

1.1 Compte de résultat consolidé ajusté 5
1.2 Tableau des flux de trésorerie consolidés ajustés 6
1.3 Informations sectorielles en données ajustées 7
1.4 Notes annexes en données ajustées 9

2 Les comptes consolidés semestriels statutaires condensés du Groupe SAFRAN 11

2.1 Compte de résultat consolidé 12
2.2 Bilan consolidé 13
2.3 Variation des capitaux propres consolidés 14
2.4 Tableaux des flux de trésorerie consolidés 15
2.5 Informations sectorielles 16
2.6 Périmètre 19
2.7 Principes et méthodes comptables 21
2.8 Notes annexes statutaires condensées 22
2.8.1 Chiffres d'affaires 22
2.8.2 Autres Produits 22
2.8.3 Consommations de l'exercice 23
2.8.4 Effectifs 23
2.8.5 Dotations nettes 23
2.8.6 Dépréciations d'actifs 24
2.8.7 Autres produits et charges opérationnels 24
2.8.8 Résultat financier 24
2.8.9 Impôts sur les résultats 25
2.8.10 Résultat des activités destinées à être cédées 25
2.8.11 Résultat par action 25
2.8.12 Dividendes versés 26
2.8.13 Ecarts d'acquisition 27
2.8.14 Immobilisations incorporelles 27
2.8.15 Immobilisations corporelles 28
2.8.16 Immobilisations financières non courantes 29
2.8.17 Titres mis en équivalence 30
2.8.18 Immobilisations financières – partie courante 31
2.8.19 Actifs destinés à être cédés 31
2.8.20 Trésorerie et équivalent de trésorerie 32
2.8.21 Synthèse des actifs financiers 32
2.8.22 Capitaux propres consolidés 33
2.8.23 Provisions pour risques et charges 34
2.8.24 Dettes soumises à des conditions particulières 35
2.8.25 Passifs portant intérêts 35
2.8.26 Parties liées 36
2.8.27 Tableau des flux de trésorerie consolidés 37
2.8.28 Instruments financiers dérivés 37
2.8.29 Engagements hors bilan 39
2.8.30 Litiges 40
2.8.31 Evénements postérieurs à la date de clôture 41

Préambule

Pour refléter les performances économiques réelles du Groupe et permettre leur suivi et leur comparabilité avec celles de ses concurrents, SAFRAN établit, en parallèle à ses comptes consolidés semestriels statutaires, un compte de résultat et un tableau des flux de trésorerie en données ajustées.

En effet, il est rappelé que le Groupe SAFRAN :

- résulte de la fusion au 11 mai 2005 des groupes Sagem et Snecma ; celle-ci a été traitée conformément à la norme IFRS 3 « Regroupement d'entreprises » dans ses comptes consolidés statutaires,
- inscrit, depuis le 1er juillet 2005, toutes les variations de juste valeur des instruments dérivés de change en résultat financier, dans le cadre des prescriptions de la norme IAS 39 applicables aux opérations qui ne sont pas qualifiées en comptabilité de couverture (cf. principes et méthodes comptables du document de référence 2007, paragraphe « Actifs financiers »).

En conséquence, les informations financières issues des comptes consolidés statutaires du Groupe SAFRAN sont ajustées :

- de l'incidence comptable des dotations aux amortissements des actifs incorporels liés aux programmes aéronautiques, réévalués lors de la fusion Sagem-Snecma conformément à la norme IFRS 3, afin de neutraliser les effets liés à l'événement ponctuel de la constitution du Groupe SAFRAN,
- des effets comptables de l'application d'une comptabilité de couverture aux instruments financiers de change, afin de mieux traduire les résultats de la politique de gestion globale du risque de change du Groupe.

L'incidence de ces ajustements sur les agrégats du compte de résultat est présentée ci-dessous :

au 30 juin 2008 *(en millions d'euros)*	Comptes consolidés statutaires	Comptabilité de Couverture		Amortissements incorporels	Données ajustées
		Revalorisation du chiffre d'affaires (1)	Différés des résultats sur couvertures (2)	(3)	
Chiffre d'affaires	**4 998**	**59**	-	-	**5 057**
Autres produits et charges opérationnels	**(4 658)**	**(5)**	-	**80**	**(4 583)**
Résultat opérationnel	**340**	**54**	-	**80**	**474**
Résultat financier	**263**	**(54)**	**(352)**	-	**(143)**
Quote part des mises en équivalence	**3**	-	-	-	**3**
Charge d'impôts	**(145)**	-	121	(27)	**(51)**
Résultat de la période	**461**	-	**(231)**	**53**	**283**
Résultat des activités abandonnées	**(119)**	-	-	-	**(119)**
Résultat attribuable aux intérêts minoritaires	**(6)**	-	-	**(2)**	**(8)**
Résultat net part du Groupe	**336**	-	**(231)**	**51**	**156**

(1) Revalorisation du chiffre d'affaires en devises net des achats (par devise) au cours couvert (incluant les primes sur options dénouées), par reclassement des variations de valeur des couvertures affectées aux flux de la période.
(2) Variations de valeur des couvertures afférentes aux flux des périodes futures (352 M€ hors impôts), différées en capitaux propres.
(3) Annulation des amortissements/dépréciations des actifs incorporels liés à la revalorisation des programmes aéronautiques issue de l'application de la norme IFRS 3 au 1er avril 2005.

Il est rappelé que, seuls les comptes consolidés semestriels statutaires font l'objet d'un examen limité par les Commissaires aux Comptes du Groupe, et que les données financières ajustées font l'objet de travaux de vérifications au titre de la lecture d'ensemble des informations données dans le rapport semestriel d'activité.

1 Le Groupe SAFRAN en données ajustées

1.1 Compte de résultat consolidé ajusté

Pour refléter les performances économiques réelles du Groupe et permettre leur suivi et leur comparabilité, le compte de résultat consolidé semestriel et le tableau des flux de trésorerie consolidés, présentés respectivement aux pages 12 et 15 des comptes consolidés statutaires, sont ajustés :

- de l'incidence des dotations aux amortissements des actifs incorporels liés aux programmes aéronautiques, réévalués lors de la fusion Sagem-Snecma conformément à la norme IFRS 3, afin de neutraliser les effets liés à l'événement ponctuel de la constitution du Groupe SAFRAN.
- des effets comptables de l'application d'une comptabilité de couverture aux instruments financiers de change, afin de mieux traduire les résultats de la politique de gestion globale du risque de change du Groupe.

Il est rappelé que ces informations ajustées sont non auditées.

Les activités du secteur Communication sont classées en activités destinées à être cédées au 30 juin 2008. En effet :

- l'activité Haut Débit a été cédée à The Gores Group en janvier 2008. A ce titre, elle avait été classée en activités destinées à être cédées au 31 décembre 2007 et reste classée ainsi au 30 juin 2008,
- en juillet 2008, le désengagement de l'activité Mobiles est mis en oeuvre au travers de la décision :
  - d'une cession des activités ODM (Original Developer Manufacturer) au Groupe Sofinnova ;
  - de la reconversion des activités de Fougères vers la production d'équipements, notamment électroniques ;
  - du reclassement progressif des équipes.

En conséquence, l'activité Mobile est classée en activités destinées à être cédées en juin 2008.

Ainsi, le compte de résultat et les notes annexes ont été retraités de l'incidence de ces classements au 30 juin 2008, ainsi qu'au 30 juin 2007 à titre comparatif.

Le tableau des flux de trésorerie du 1er semestre 2008 a aussi été retraité de ces classements, celui du 1er semestre 2007 n'ayant pu être retraité du fait de l'indisponibilité des données.

(en millions d'euros)	*Notes*	**30.06.2008 données ajustées**	**30.06.2007 données ajustées**
Chiffre d'affaires	*1.4.1.*	**5 057**	**4 918**
Autres produits		46	24
Produits des activités ordinaires		**5 103**	**4 942**
Production stockée		175	290
Production immobilisée		106	116
Consommations de l'exercice	*1.4.2.*	(3 156)	(3 029)
Frais de personnel		(1 578)	(1 509)
Impôts et taxes		(108)	(103)
Dotations nettes	*1.4.3.*	(189)	(304)
Autres produits / Charges opérationnelles		121	(22)
Résultat opérationnel		**474**	**381**
Coût de la dette nette		(3)	(5)
Autres charges et produits financiers		(140)	22
Résultat financier	*1.4.4.*	**(143)**	**17**
Quote-part dans le résultat des SME		3	2
Résultat avant impôt		**334**	**400**
Charge d'impôts		(51)	(135)
Résultat net des activités poursuivies		**283**	**265**
Résultat des activités destinées à être cédées	*2.8.10.*	(119)	(47)
Résultat de la période		**164**	**218**
Résultat attribuable aux intérêts minoritaires		(8)	(3)
Résultat net part du Groupe		**156**	**215**
BNPA		0,38	0,52

1.2 Tableau des flux de trésorerie consolidés ajustés

(en millions d'euros)		30.06.2008	30.06.2007 (*)
I. Flux de trésorerie provenant des activités opérationnelles			
Résultat consolidé global avant impôts		**149**	**320**
Impôts payés		(5)	(20)
QP de résultat des SME (net des dividendes reçus et des dividendes des activités abandonnées)		3	2
Amortissements		174	169
Dépréciations		2	96
Provisions		4	80
Juste valeur des instruments financiers et dérivés		26	(16)
Pertes de change		(1)	(2)
Plus-values de cession d'éléments d'actif		(140)	-
Subventions d'investissement reprises au compte de résultat		(1)	-
Intérêts courus		1	-
Autres éléments		13	12
Annulation du résultat avant impôts payés des activités destinées à être cédées		129	-
Produits et charges des activités destinées à être cédées en relation avec le Groupe		-	-
Part des intérêts minoritaires		8	3
Produits et charges n'ayant pas entraîné de flux de trésorerie		**215**	**342**
Flux de trésorerie opérationnels avant variation du besoin en fonds de roulement		**362**	**644**
Variation nette des stocks et en-cours de production		(236)	(363)
Variation nette des dettes et créances d'exploitation		228	289
Variation nette des autres débiteurs et créditeurs		(46)	25
Variation du besoin en fonds de roulement des activités destinées à être cédées en relation avec le Groupe		12	0
Variation du besoin en fonds de roulement		**(42)**	**(49)**
	TOTAL I	**320**	**595**
II. Flux de trésorerie provenant des activités d'investissement			
Décaissements nets sur immobilisations incorporelles		(95)	(115)
Décaissements nets sur immobilisations corporelles		(186)	(200)
Encaissements / décaissements nets sur acquisitions de titres		152	(49)
Encaissements / décaissements nets sur immobilisations financières		129	(19)
Autres variations		-	(1)
Flux de trésorerie provenant des activités destinées à être cédées en relation avec le Groupe		(14)	-
	TOTAL II	**(14)**	**(384)**
III. Flux de trésorerie provenant des activités de financement			
Variation de capital		(62)	19
Remboursement d'emprunts		(54)	(41)
Remboursement d'avances remboursables		(14)	(31)
Nouveaux emprunts		26	10
Avances remboursables reçues		33	20
Variation des financements court terme		40	(175)
Flux de trésorerie provenant des activités destinées à être cédées en relation avec le Groupe		15	-
Dividendes versés aux actionnaires de la société mère		(165)	(90)
Dividendes versés aux minoritaires		(5)	(5)
	TOTAL III	**(186)**	**(293)**
Flux de trésorerie opérationnels liés aux activités destinées à être cédées	**TOTAL IV**	**(18)**	**-**
Flux de trésorerie d'investissement liés aux activités destinées à être cédées	**TOTAL V**	**10**	**-**
Flux de trésorerie de financement liés aux activités destinées à être cédées	**TOTAL VI**	**(5)**	**-**
VII. Incidence des variations de taux de change	**TOTAL VII**	**(1)**	**(1)**
Augmentation/(diminution) nette de trésorerie et équivalents de trésorerie	**I+II+III+IV+ V+VI+VII**	**106**	**(83)**
Trésorerie et équivalents de trésorerie à l'ouverture		730	743
Trésorerie et équivalents de trésorerie à la clôture		831	660
Variation de trésorerie		101	(83)
Trésorerie et équivalents de trésorerie à la clôture des activités et actifs destinés à être cédés		5	-
Augmentation/(diminution) nette de trésorerie et équivalents de trésorerie		**106**	**(83)**
Dont variation de trésorerie des activités maintenues		104	-
Dont variation de trésorerie des activités destinées à être cédées		-	-
Dont variation de trésorerie des actif destinés à être cédés		2	-

(*) non retraité du classement de l'activité Mobile en activités destinées à être cédées

1.3 Informations sectorielles en données ajustées

Les activités opérationnelles du Groupe sont organisées et gérées selon la nature des produits et des services rendus, chaque secteur correspondant à une branche autonome représentant un domaine d'activité stratégique qui propose différents produits et sert différents marchés.

Les cessions inter-activités sont réalisées aux conditions de marché.

1.3.1 Secteurs d'activité

1.3.1.1 Secteur Propulsion Aéronautique et Spatiale

Au sein de la Branche Propulsion Aéronautique et Spatiale, le Groupe conçoit, développe, produit et commercialise des systèmes de propulsion pour une large gamme d'applications : avions commerciaux, avions militaires de combat, d'entraînement et de transport, moteurs de fusées, hélicoptères civils et militaires, missiles tactiques, drones. Cette branche comprend aussi les activités de maintenance, réparation et services connexes ainsi que la vente de pièces détachées.

1.3.1.2 Secteur Èquipements Aéronautiques

Le Groupe est également spécialisé dans le domaine des équipements mécaniques, hydromécaniques et électromécaniques : les trains d'atterrissage, les roues et freins et les systèmes associés, les nacelles et inverseurs de poussée, les pièces en matériaux composites, les systèmes de régulation moteur et équipements associés, transmissions de puissance, les câblages, systèmes de liaisons électriques, les systèmes de ventilation et filtres hydrauliques. La Branche Èquipements Aéronautiques comprend aussi les activités de maintenance, réparation et services connexes ainsi que la vente de pièces détachées.

1.3.1.3 Secteur Défense et Sécurité

Au sein du Secteur de la Défense et de la Sécurité, le Groupe conçoit, développe, produit et commercialise des systèmes Aéronautiques et de Navigation (produits d'avionique, instruments de navigation, etc.), des systèmes Optroniques et Aéroterrestres et des systèmes de Sécurité (terminaux de paiement sécurisés, cartes bancaires, sûretés aéroportuaires).

1.3.1.4 Secteur Communication

L'ensemble de ce secteur a été classé en activités destinées à être cédées au 30 juin 2007 et au 30 juin 2008. L'activité Haut Débit, classée en activités destinées à être cédées dès le 31 décembre 2007, a été cédée au cours du 1er semestre 2008.

1.3.2 Informations sectorielles en données ajustées

Au 30 juin 2008

(en millions d'euros)	Propulsion Aéronautique et Spatiale	Equipements Aéronautiques	Défense Sécurité	Communication	**Total secteurs**	Holding / éliminations intersecteurs	**Total au 30.06.2008**
Chiffre d'affaires externe	2 851	1 426	780	-	**5 057**	-	**5 057**
Chiffre d'affaires intersecteurs	12	216	2	-	**230**	(230)	-
Total chiffre d'affaires	**2 863**	**1 642**	**782**	-	**5 287**	**(230)**	**5 057**
Autres produits sectoriels	125	137	65	-	**327**	-	**327**
Charges sectorielles	(2 607)	(1 635)	(809)	-	**(5 051)**	209	**(4 842)**
Dotations nettes	(107)	(90)	11	-	**(186)**	(3)	**(189)**
Autres éléments	(1)	(8)	131	-	**122**	(1)	**121**
Résultat opérationnel	**273**	**46**	**180**	-	**499**	**(25)**	**474**
Résultat financier							**(143)**
Quote-part dans le résultat des SME							**3**
Impôt sur le résultat							**(51)**
Résultat des activités destinées à être cédées				(119)	**(119)**		**(119)**
Intérêts minoritaires							**(8)**
Résultat net part du Groupe							**156**

Au 30 juin 2007

(en millions d'euros)	Propulsion Aéronautique et Spatiale	Equipements Aéronautiques	Défense Sécurité	Communication	**Total secteurs**	Holding / éliminations intersecteurs	**Total au 30.06.2007**
Chiffre d'affaires externe	2 779	1 373	766	-	**4 918**	-	**4 918**
Chiffre d'affaires intersecteurs	10	217	43	-	**270**	(270)	-
Total chiffre d'affaires	**2 789**	**1 590**	**809**	-	**5 188**	**(270)**	**4 918**
Autres produits sectoriels	214	154	60	-	**428**	2	**430**
Charges sectorielles	(2 524)	(1 591)	(785)	-	**(4 900)**	259	**(4 641)**
Dotations nettes	(170)	(79)	(45)	-	**(294)**	(10)	**(304)**
Autres éléments	(11)		(13)	-	**(24)**	2	**(22)**
Résultat opérationnel	**298**	**74**	**26**	-	**398**	**(17)**	**381**
Résultat financier							**17**
Quote-part dans le résultat des SME							**2**
Impôt sur le résultat							**(135)**
Résultat des activités destinées à être cédées				(47)	**(47)**		**(47)**
Intérêts minoritaires							**(3)**
Résultat net part du Groupe							**215**

1.4 Notes annexes en données ajustées

Les notes présentées portent uniquement sur les agrégats faisant l'objet d'un ajustement par rapport aux comptes consolidés statutaires.

1.4.1 Chiffre d'affaires

(en millions d'euros)	30.06.2008	30.06.2007
Branche Propulsion Aéronautique et Spatiale		
Première monte aéronautique	1 343	1 415
Rechanges aéronautiques	720	672
Maintenance et réparation	546	540
Contrats de R & D	108	63
Autres	135	89
sous total	2 852	2 779
Branche Equipements Aéronautiques		
Première monte aéronautique	778	745
Rechanges aéronautiques	268	252
Maintenance et réparation	176	173
Contrats de R & D	27	49
Ingénierie	116	83
Autres	61	71
sous total	1 426	1 373
Branche Défense Sécurité		
Sagem Avionique	236	264
Sagem Optronique et Défense	222	198
Sécurité	317	303
Autres	4	1
sous total	779	766
Total	**5 057**	**4 918**

1.4.2 Consommations de l'exercice

Les consommations de l'exercice concernent principalement les consommations de matières premières, de fournitures, d'achats de sous-traitance ainsi que l'ensemble des services extérieurs.
Elles se composent de :

(en millions d'euros)	30.06.2008	30.06.2007
Fournitures, matières premières et autres	(1 028)	(910)
Marchandises	(107)	(114)
Variation de stock	61	76
Sous-traitance	(1 195)	(1 205)
Achats non stockés	(125)	(156)
Services extérieurs	(762)	(720)
Total	**(3 156)**	**(3 029)**

1.4.3 Dotations nettes

(en millions d'euros)	30.06.2008	30.06.2007
Dotations nettes aux amortissements		
- immobilisations incorporelles	(49)	(27)
- immobilisations corporelles	(128)	(126)
Total dotations nettes aux amortissements	**(177)**	**(153)**
Dépréciations d'actifs		
- immobilisations corporelles et incorporelles	5	(50)
- immobilisations financières	-	(25)
- stocks	(3)	(11)
- créances	-	6
Total dépréciations actif	**2**	**(80)**
Total dotations nettes aux provisions pour risques et charges	**(14)**	**(71)**
Total dotations nettes	**(189)**	**(304)**

1.4.4 Résultat financier

(en millions d'euros)	30.06.2008	30.06.2007
Charges financières liées aux passifs portant intérêts	(25)	(25)
Produits financiers liés à la trésorerie et équivalents de trésorerie	22	20
Coût de la dette nette	**(3)**	**(5)**
Perte liée aux instruments financiers	(121)	-
Gains sur instruments financiers de transaction	16	7
Perte de change	(25)	-
Ecart de change net sur les provisions	21	10
Résultat financier lié au change	**(109)**	**17**
Charges nettes liées aux opérations de cession d'actifs financiers	-	-
Dotations aux provisions	(7)	(1)
Reprises sur provisions	5	-
Effet d'actualisation	(28)	(14)
Autres	(1)	20
Autres produits et charges financiers	**(31)**	**5**
Résultat financier	**(143)**	**17**
dont charges financières	**(207)**	**(33)**
dont produits financiers	**64**	**50**

2 Les comptes consolidés semestriels statutaires condensés du Groupe SAFRAN

SAFRAN S.A. (2, Bd du Général Martial Valin - 75724 Paris cedex 15) est une société anonyme immatriculée en France, et est cotée en continu sur le compartiment A du marché Eurolist d'Euronext Paris.

Le conseil de surveillance du 30 juillet 2008 a autorisé la publication des comptes consolidés semestriels condensés de SAFRAN pour la période du 1er janvier au 30 juin 2008.

Les activités du secteur Communication sont classées en activités destinées à être cédées au 30 juin 2008. En effet :

- l'activité Haut Débit a été cédée à The Gores Group en janvier 2008. A ce titre, elle avait été classée en activités destinées à être cédées au 31 décembre 2007 et reste classée ainsi au 30 juin 2008,
- en juillet 2008, le désengagement de l'activité Mobiles est mis en oeuvre au travers de la décision :
  - d'une cession des activités ODM (Original Developer Manufacturer) au Groupe Sofinnova ;
  - de la reconversion des activités de Fougères vers la production d'équipements, notamment électroniques ;
  - du reclassement progressif des équipes.

En conséquence, l'activité Mobile est classée en activités destinées à être cédées en juin 2008.

Ainsi, le compte de résultat et les notes annexes ont été retraités de l'incidence de ces classements au 30 juin 2008, ainsi qu'au 30 juin 2007 à titre comparatif.

Le tableau des flux de trésorerie du 1er semestre 2008 a aussi été retraité de ces classements, celui du 1er semestre 2007 n'ayant pu être retraité du fait de l'indisponibilité des données.

2.1. Compte de résultat consolidé

(en millions d'euros)	*Notes*	**30.06.2008**	**30.06.2007**
Chiffre d'affaires	*2.8.1*	**4 998**	**4 678**
Autres produits	*2.8.2*	46	24
Produits des activités ordinaires		**5 044**	**4 702**
Production stockée		175	290
Production immobilisée		106	116
Consommations de l'exercice	*2.8.3*	(3 151)	(3 027)
Frais de personnel		(1 578)	(1 509)
Impôts et taxes		(108)	(103)
Dotations nettes aux amortissements	*2.8.5*	(257)	(235)
Dotations nettes aux provisions pour risques et charges	*2.8.5*	(14)	(71)
Dépréciation d'actifs	*2.8.6*	2	(80)
Autres produits/charges opérationnels	*2.8.7*	121	(22)
Résultat opérationnel		**340**	**61**
Coût de la dette nette		(3)	(5)
Autres charges et produits financiers		266	33
Résultat financier	***2.8.8***	**263**	**28**
Quote-part dans le résultat des sociétés mises en équivalence		3	2
Résultat avant impôt		**606**	**91**
Charge d'impôts	*2.8.9*	(145)	(25)
Résultat net des activités poursuivies		**461**	**66**
Résultat des activités destinées à être cédées	*2.8.10*	(119)	(46)
Résultat de la période		**342**	**20**
Résultat attribuable aux intérêts minoritaires		(6)	1
Résultat net part du Groupe		**336**	**21**
Résultat par action (en euros)	*2.8.11*	0,82	0,05
Résultat dilué par action (en euros)	*2.8.11*	0,82	0,05

2.2. Bilan consolidé

ACTIF *(en millions d'euros)*	*Notes*	30.06.2008	31.12.2007
Ecarts d'acquisition	*2.8.13*	1 556	1 561
Immobilisations incorporelles	*2.8.14*	2 947	2 981
Immobilisations corporelles	*2.8.15*	1 877	1 847
Immobilisations financières non courantes	*2.8.16*	258	286
Participations comptabilisées par mise en équivalence	*2.8.17*	235	34
Impôts différés actifs		258	158
Autres actifs non courants		3	10
Actifs non courants		**7 134**	**6 877**
Immobilisations financières courantes	*2.8.18*	112	107
Juste valeur des instruments financiers et dérivés	*2.8.28*	470	126
Stocks et en cours de production		3 600	3 420
Créances clients et autres débiteurs		3 661	3 926
Actif d'impôt		53	27
Autres actifs courants		209	183
Trésorerie et équivalents de trésorerie	*2.8.20*	831	730
Actifs courants		**8 936**	**8 519**
Actifs destinés à être cédés	*2.8.19*	42	779
Total actif		**16 112**	**16 175**

PASSIF *(en millions d'euros)*	*Notes*	30.06.2008	31.12.2007
Capital	*2.8.22.1*	83	83
Réserves	*2.8.22.3*	3 969	4 189
Gains nets latents sur actifs financiers disponibles à la vente		(3)	27
Pertes nettes latentes sur contrats à terme de devises		-	-
Résultat de l'exercice		336	39
Capitaux propres du Groupe		**4 385**	**4 338**
Intérêts minoritaires		**164**	**167**
Capitaux propres		**4 549**	**4 505**
Provisions	*2.8.23*	950	1 052
Dettes soumises à des conditions particulières	*2.8.24*	619	590
Passifs non courants portant intérêt	*2.8.25*	415	397
Impôts différés passifs		799	745
Autres passifs non courants		86	96
Passifs non courants		**2 869**	**2 880**
Provisions	*2.8.23*	1 248	1 133
Passifs courants portant intérêt	*2.8.25*	517	502
Fournisseurs et autres créditeurs		6 567	6 517
Passif d'impôt		180	43
Juste valeur des instruments financiers et dérivés	*2.8.28*	10	4
Autres passifs courants		159	139
Passifs courants		**8 681**	**8 338**
Passifs destinés à être cédés	*2.8.19*	13	452
Total passif		**16 112**	**16 175**

2.3. Variation des capitaux propres consolidés

(en millions d'euros)	Capital émis	Primes d'émission	Titres d'auto contrôle	Réserves liées à la variation de la juste valeur des dérivés de couverture	Ecarts de conversion	Autres réserves	Résultat	Autres	Total capitaux propres Groupe	Intérêts minoritaires	Total
Au 1er janvier 2008	**83**	**3 360**	**(101)**	**0**	**(57)**	**987**	**39**	**27**	**4 338**	**167**	**4 505**
Ecarts de conversion					(32)				(32)	(2)	(34)
Variation de la juste valeur des dérivés utilisés pour la couverture des flux de trésorerie, nette d'impôt									0		0
Variation de juste valeur des titres disponibles à la vente								(30)	(30)		(30)
Résultats comptabilisés directement en capitaux propres	**0**	**0**	**0**	**0**	**(32)**	**0**	**0**	**(30)**	**(62)**	(2)	**(64)**
Résultat net de l'exercice							336		336	6	342
Résultats comptabilisés au titre de l'exercice	**0**	**0**	**0**	**0**	**(32)**	**0**	**336**	**(30)**	**274**	**4**	**278**
Augmentation de capital			(62)						(62)		(62)
Dividendes						(126)	(39)		(165)	(5)	(170)
Changements de méthodes comptables									0		0
Autres variations									0	(2)	(2)
Au 30 juin 2008	**83**	**3 360**	**(163)**	**0**	**(89)**	**861**	**336**	**(3)**	**4 385**	**164**	**4 549**

(en millions d'euros)	Capital émis	Primes d'émission	Titres d'auto contrôle	Réserves liées à la variation de la juste valeur des dérivés de couverture	Ecarts de conversion	Autres réserves	Résultat	Autres	Total capitaux propres Groupe	Intérêts minoritaires	Total
Au 1er janvier 2007	**83**	**3 360**	**(120)**	**(76)**	**(8)**	**1 064**	**9**	**27**	**4 339**	**173**	**4 512**
Ecarts de conversion					(8)				(8)		(8)
Variation de la juste valeur des dérivés utilisés pour la couverture des flux de trésorerie, nette d'impôt				38					38		38
Variation de juste valeur des titres disponibles à la vente, nette d'impôt								3	3		3
Résultats comptabilisés directement en capitaux propres	**0**	**0**	**0**	**38**	**(8)**	**0**	**0**	**3**	**33**	0	**33**
Résultat net de l'exercice							21		21	(1)	20
Résultats comptabilisés au titre de l'exercice	**0**	**0**	**0**	**38**	**(8)**	**0**	**21**	**3**	**54**	(1)	**53**
Augmentation de capital			18						18		18
Dividendes						(90)			(90)	(6)	(96)
Autres variations						4	(9)		(5)		(5)
Au 30 juin 2007	**83**	**3 360**	**(102)**	**(38)**	**(16)**	**978**	**21**	**30**	**4 316**	**166**	**4 482**

2.4. Tableau des flux de trésorerie consolidés

(en millions d'euros)		30.06.2008	30.06.2007 *
I. Flux de trésorerie provenant des activités opérationnelles			
Résultat consolidé global avant impôts		**423**	**16**
Impôts payés		(5)	(20)
QP de résultat des SME (net des dividendes reçus et des dividendes des activités abandonnées)		3	2
Amortissements		254	251
Dépréciations		2	96
Provisions		4	80
Juste valeur des instruments financiers et dérivés		(326)	268
Pertes de change		(1)	(3)
Plus-values de cession d'éléments d'actif		(140)	-
Subventions d'investissement reprises au compte de résultat		(1)	-
Intérêts courus		1	-
Autres éléments		13	12
Annulation du résultat avant impôts payés des activités destinées à être cédées		129	-
Produits et charges des activités destinées à être cédées en relation avec le Groupe		-	-
Part des intérêts minoritaires		6	(1)
Produits et charges n'ayant pas entraîné de flux de trésorerie		**(59)**	**703**
Flux de trésorerie opérationnels avant variation du besoin en fonds de roulement		**362**	**701**
Variation nette des stocks et en-cours de production		(236)	(363)
Variation nette des dettes et créances d'exploitation		228	289
Variation nette des autres débiteurs et créditeurs		(46)	(32)
Variation du besoin en fonds de roulement des activités destinées à être cédées en relation avec le Groupe		12	-
Variation du besoin en fonds de roulement		**(42)**	**(106)**
	TOTAL I	**320**	**595**
II. Flux de trésorerie provenant des activités d'investissement			
Décaissements nets sur immobilisations incorporelles		(95)	(115)
Décaissements nets sur immobilisations corporelles		(186)	(200)
Encaissements / décaissements nets sur cessions de titres		152	(49)
Encaissements / décaissements nets sur immobilisations financières		129	(19)
Autres variations		-	(1)
Flux de trésorerie provenant des activités destinées à être cédées en relation avec le Groupe		(14)	-
	TOTAL II	**(14)**	**(384)**
III. Flux de trésorerie provenant des activités de financement			
Variation de capital		(62)	19
Remboursement d'emprunts		(54)	(41)
Remboursement d'avances remboursables		(14)	(31)
Nouveaux emprunts		26	10
Avances remboursables reçues		33	20
Variation des financements court terme		40	(175)
Flux de trésorerie provenant des activités destinées à être cédées en relation avec le Groupe		15	-
Dividendes versés aux actionnaires de la société mère		(165)	(90)
Dividendes versés aux minoritaires		(5)	(5)
	TOTAL III	**(186)**	**(293)**
Flux de trésorerie opérationnels liés aux activités destinées à être cédées	**TOTAL IV**	**(18)**	**-**
Flux de trésorerie d'investissement liés aux activités destinées à être cédées	**TOTAL V**	**10**	**-**
Flux de trésorerie de financement liés aux activités destinées à être cédées	**TOTAL VI**	**(5)**	**-**
VII. Incidence des variations de taux de change	**TOTAL VII**	**(1)**	**(1)**
Augmentation/(diminution) nette de trésorerie et équivalents de trésorerie	**I+II+III+IV+ V+VI+VII**	**106**	**(83)**
Trésorerie et équivalents de trésorerie à l'ouverture		730	743
Trésorerie et équivalents de trésorerie à la clôture		831	660
Variation de trésorerie		101	(83)
Trésorerie et équivalents de trésorerie à la cloture des activités et actifs destinés à être cédés		5	-
Augmentation/(diminution) nette de trésorerie et équivalents de trésorerie		**106**	**(83)**
Dont variation de trésorerie des activités maintenues		104	-
Dont variation de trésorerie des activités destinées à être cédées		-	-
Dont variation de trésorerie des actif destinés à être cédés		2	-

(*) non retraité du classement de l'activité Mobile en activités destinées à être cédées

2.5. Informations sectorielles

Les activités opérationnelles du Groupe sont organisées et gérées selon la nature des produits et des services rendus, chaque secteur correspondant à une branche autonome représentant un domaine d'activité caractérisé par ses produits et ses marchés.

Les cessions inter-activités sont réalisées aux conditions de marché.

2.5.1. Secteurs d'activité

2.5.1.1. Secteur Propulsion Aéronautique et Spatiale

Au sein de la Branche Propulsion Aéronautique et Spatiale, le Groupe conçoit, développe, produit et commercialise des systèmes de propulsion pour une large gamme d'applications : avions commerciaux, avions militaires de combat, d'entraînement et de transport, moteurs de fusées, hélicoptères civils et militaires, missiles tactiques, drones. Cette branche comprend aussi les activités de maintenance, réparation et services connexes ainsi que la vente de pièces détachées.

2.5.1.2. Secteur Équipements Aéronautiques

Le Groupe est également spécialisé dans le domaine des équipements mécaniques, hydromécaniques et électromécaniques : les trains d'atterrissage, les roues et freins et les systèmes associés, les nacelles et inverseurs de poussée, les pièces en matériaux composites, les systèmes de régulation moteur et équipements associés, transmissions de puissance, les câblages, systèmes de liaisons électriques, les systèmes de ventilation et filtres hydrauliques. La Branche Équipements Aéronautiques comprend aussi les activités de maintenance, réparation et services connexes ainsi que la vente de pièces détachées.

2.5.1.3. Secteur Défense et Sécurité

Au sein du Secteur de la Défense et de la Sécurité, le Groupe conçoit, développe, produit et commercialise des systèmes Aéronautiques et de Navigation (produits d'avionique, instruments de navigation, etc.), des systèmes Optroniques et Aéroterrestres et des systèmes de Sécurité (terminaux de paiement sécurisés, cartes bancaires, identification, biométrie).

2.5.1.4. Secteur Communication

L'ensemble de ce secteur a été classée en activités destinées à être cédées au 30 juin 2007 et 2008 et l'activité Haut Débit, classée en activités destinées à être cédées dès le 31 décembre 2007, a été cédée au cours du 1er semestre 2008.

2.5.2. Informations sectorielles par branche

Au 30 juin 2008

(en millions d'euros)	Propulsion Aéronautique et Spatiale	Equipements Aéronautiques	Défense Sécurité	Communication	**Total secteurs**	Holding / éliminations intersecteurs	**Total au 30.06.2008**
Chiffre d'affaires externe	2 812	1 407	779	-	**4 998**		**4 998**
Chiffre d'affaires intersecteurs	12	216	2	-	**230**	(230)	**-**
Total chiffre d'affaires	**2 824**	**1 623**	**781**	-	**5 228**	**(230)**	**4 998**
Autres produits sectoriels	125	137	65	-	**327**	-	**327**
Charges sectorielles	(2 603)	(1 634)	(809)	-	**(5 046)**	209	**(4 837)**
Dotations nettes aux amortissements	(147)	(80)	(23)	-	**(250)**	(7)	**(257)**
Dotations nettes aux provisions pour risques et charges	(43)	(8)	31	-	**(20)**	6	**(14)**
Dépréciations d'actifs	10	(9)	2	-	**3**	(1)	**2**
Autres éléments	(1)	(8)	132	-	**123**	(2)	**121**
Résultat opérationnel	**165**	**21**	**179**	**-**	**365**	**(25)**	**340**
Résultat financier							**263**
Quote-part dans le résultat des SME							**3**
Charge d'impôts							**(145)**
Résultat des activités destinées à être cédées				(119)	**(119)**	0	**(119)**
Intérêts minoritaires							**(6)**
Résultat net part du groupe							**336**

Au 30 juin 2007

(en millions d'euros)	Propulsion Aéronautique et Spatiale	Equipements Aéronautiques	Défense Sécurité	Communication	**Total secteurs**	Holding / éliminations intersecteurs	**Total au 30.06.07**
Chiffre d'affaires externe	2 613	1 299	766	-	**4 678**		**4 678**
Chiffre d'affaires intersecteurs	10	217	43	-	**270**	(270)	-
Total chiffre d'affaires	**2 623**	**1 516**	**809**	-	**4 948**	**(270)**	**4 678**
Autres produits sectoriels	214	154	60	-	**428**	2	**430**
Charges sectorielles	(2 523)	(1 591)	(785)	-	**(4 899)**	260	**(4 639)**
Dotations nettes aux amortissements	(141)	(64)	(24)	-	**(229)**	(6)	**(235)**
Dotations nettes aux provisions pour risques et charges	(24)	(10)	(34)	-	**(68)**	(3)	**(71)**
Dépréciation d'actifs	(79)	(13)	13	-	**(79)**	(1)	**(80)**
Autres éléments	(7)	(3)	(14)	-	**(24)**	2	**(22)**
Résultat opérationnel	**63**	**(11)**	**25**	-	**77**	**(16)**	**61**
Résultat financier							**28**
Quote-part dans le résultat des SME							**2**
Impôt sur le résultat							**(25)**
Résultat des activités abandonnnées				(46)	**(46)**		**(46)**
Intérêts minoritaires							**1**
Résultat net							**21**

2.5.3. Information sectorielle par zones géographiques

Les clients du Groupe sont implantés principalement dans quatre secteurs géographiques.

	30.06.2008		30.06.2007	
(en millions d'euros)	Montant	%	Montant	%
France	1 463	29%	1 296	28%
Europe (hors France)	1 006	20%	842	18%
Amérique du Nord	1 522	31%	1 586	34%
Asie	484	10%	465	10%
Reste du monde	523	10%	489	10%
Total	**4 998**	**100%**	**4 678**	**100%**

2.6. Périmètre

2.6.1. Cession de l'activité Solutions de paiement électronique

Le 14 mars 2008, la cession à Ingenico de l'activité de solutions de paiement électronique a été finalisée. Cette activité concerne les sociétés Sagem Monetel et Sagem Denmark ainsi que leurs filiales, présentées en groupe d'actifs destinés à être cédés dans les comptes consolidés de SAFRAN au 31 décembre 2007. Cet apport a été rémunéré par la remise de titres Ingenico.

Pour l'exercice 2008, la plus value de cession nette d'impôt de cette activité ressort à 143 M€ (soit un impact de 146 M€ comptabilisé en autres produits et charges opérationnels et 3 M€ de charge d'impôt) ; le résultat net jusqu'au jour de la cession (mars 2008) s'élève à 5 M€ et impacte l'ensemble des postes du résultat opérationnel.

2.6.2. Consolidation du groupe Ingenico

A l'issue de cette opération, le Groupe SAFRAN détient 22.37 % du Groupe Ingenico comptabilisé en mise en équivalence (cf. § 2.8.17) depuis le 31 mars 2008.

La rémunération de l'apport de l'activité est composée de titres Ingenico, valorisés au jour de la cession effective, et s'élève à 205 M€. La valeur comptable de la quote-part de SAFRAN dans les capitaux propres d'Ingenico au 31 mars 2008 s'élève à 110 M€.

Conformément à la norme IFRS 3, un certain nombre d'actifs et de passifs a été valorisé à la juste valeur par le biais de la méthode « des surprofits » ou de la méthode « des redevances ».

La méthode « des surprofits » consiste à actualiser les marges opérationnelles prévisionnelles attribuables à un actif incorporel, sous déduction de la charge capitalistique des actifs de support (celle-ci correspond à l'exigence de rendements nécessaires du besoin en fonds de roulement, des actifs corporels et incorporels, y compris le capital humain à l'exploitation de l'actif incorporel évalué).

La méthode « des redevances » consiste à estimer les flux de trésorerie imputables à la technologie utilisée par référence aux niveaux de redevances exigées pour l'utilisation de technologies comparables.

Les évaluations, ainsi réalisées, ont porté sur la relation clientèle, les carnets de commande, la technologie, et les stocks. Les flux ayant servi aux évaluations résultent de notes d'analystes concernant la société Ingenico parues jusqu'au 30 juin 2008.

Les actifs incorporels réévalués identifiés sont amortis selon les durées suivantes :

- Relation clientèle : 10 ans
- Technologie : 3 ans
- Carnets de commande : 2 ans

La charge d'amortissement de ces réévaluations comptabilisée sur le 1er semestre 2008 s'élève à 4 M€.

(en millions d'euros)	**Juste valeur**
Relation clientèle et carnet de commandes	64
Technologie	67
Stocks	22
Impôt différé	(53)
Réévaluation des actifs incorporels et corporels acquis	**100**
Quote part SAFRAN des actifs réévalués identifiés (22,37 %)	**22**

Après affectation des justes valeurs aux actifs identifiés, l'écart d'acquisition ressort à 73 M€. Cette affectation pourrait faire, éventuellement, l'objet de corrections dans le délai prévu par la norme IFRS3.

2.6.3. Cession de Sagem Communications

Le 25 janvier 2008, SAFRAN et The Gores Group ont finalisé la cession de Sagem Communications à The Gores Group. Sagem Communications et ses filiales étaient présentées en activités destinées à être cédées dans les comptes consolidés de SAFRAN au 31 décembre 2007. The Gores Group est devenu actionnaire majoritaire de Sagem Communications. Parmi les actionnaires minoritaires, environ 20 % du capital est détenu par un groupe de cadres et de salariés, et 10 % par SAFRAN.
Pour l'exercice 2008, la plus value de cession nette d'impôt est nulle (cf. § 2.8.10).

2.6.4. Variation du premier semestre 2008

Au cours du 1er semestre 2008, en raison de l'accroissement de leur activité, deux sociétés, détenues antérieurement, sont désormais consolidées. Il s'agit des sociétés :

- Turbomeca Manufacturing
- Snecma Morocco Engines Services

L'incidence de l'entrée dans le périmètre de consolidation de ces deux sociétés est non significative.

2.6.5. Activités destinées à être cédées

2.6.5.1. Activité Mobiles

Suite au désengagement du Groupe SAFRAN de l'activité Téléphonie Mobile, celle ci a été classée en activités destinées à être cédées au 30 juin 2008, avec retraitement des données comparatives du 1er semestre 2007 pour le compte de résultat.

2.6.5.2. Activité Communication

L'activité Haut Débit a été cédée en janvier 2008. A fin 2007, cette activité était classée en activités destinées à être cédées. De ce fait, ce classement est maintenu dans les états comparatifs du 30 juin 2007. Ainsi, l'ensemble de la branche Communication a été reclassée dans le comparatif 2007 du compte de résultat.

2.6.5.3. Autres opérations

Aucun autre mouvement significatif au niveau du Groupe n'a été constaté au cours du 1er semestre 2008.

2.7. Principes et méthodes comptables

Les comptes consolidés de SAFRAN et ses filiales sont établis selon les normes comptables internationales IFRS (International Financial Reporting Standards). En particulier, les comptes consolidés semestriels condensés au 30 juin 2008 ont été préparés en conformité avec la norme IAS 34 « Information financière intermédiaire » et résultent de toutes les normes et interprétations adoptées par l'Union Européenne et d'application obligatoire au 30 juin 2008.

Pour l'établissement de ces états financiers condensés, le Groupe SAFRAN a appliqué les mêmes règles et méthodes comptables que dans ses états financiers consolidés de l'exercice clos le 31 décembre 2007 (cf. § 20.1.3 du Document de Référence 2007).

2.7.1. Normes IFRS et interprétations de l'IFRIC d'application obligatoire en 2008

Aucune nouvelle norme IFRS ou interprétation IFRIC n'est applicable obligatoirement en 2008.
L'interprétation IFRIC 11 (actions propres et transactions au sein d'un groupe) applicable aux exercices ouverts à compter du 1er janvier 2008 n'a pas d'incidence sur les opérations du Groupe.

2.7.2. Normes IFRS et interprétations de l'IFRIC applicables par anticipation en 2008

- Le Groupe SAFRAN a choisi de ne pas appliquer de manière anticipée la norme IFRS 8 « Segments opérationnels ». Cette norme qui impose la présentation d'une information sectorielle calquée sur celle utilisée en interne par la Direction du Groupe, n'est d'application obligatoire qu'au 1er janvier 2009.

  Au regard des méthodes comptables actuelles et des informations fournies par le Groupe, aucune incidence significative n'est attendue de l'application de ce texte.

- Les interprétations IFRIC 12[1], 13[1] et 14[1] (« Contrats de concessions » « programme de fidélisation clients » et « limite des avantages économiques liés au surfinancement du régime et obligations de financement minimum ») applicables aux exercices ouverts à compter du 1er janvier 2008 n'auront pas d'incidence significative sur les opérations du Groupe (ou pour le 1er juillet 2008 concernant IFRIC 13).

Aucune de ces interprétations n'a été appliquée par le Groupe SAFRAN au 30 juin 2008.

(1) Ces textes n'ont pas été homologués par la commission européenne au 30 juin 2008.

2.8 Notes annexes statutaires condensées

2.8.1 Chiffre d'affaires

(en millions d'euros)		30.06.2008	30.06.2007
Branche Propulsion Aéronautique et Spatiale			
Première monte aéronautique		1 332	1 331
Rechanges aéronautiques		716	632
Maintenance et réparation		529	508
Contrats de R & D		105	59
Autres		130	84
	sous total	2 812	2 614
Branche Equipements Aéronautiques			
Première monte aéronautique		766	705
Rechanges aéronautiques		264	238
Maintenance et réparation		174	168
Contrats de R & D		27	42
Ingénierie		114	79
Autres		63	67
	sous total	1 408	1 299
Branche Défense Sécurité			
Sagem Avionique		236	263
Sagem Optronique et Défense		222	198
Sécurité		316	303
Autres		4	1
	sous total	778	765
Total		**4 998**	**4 678**

2.8.2 Autres produits

Les autres produits sont essentiellement composés des subventions d'exploitation et de divers autres produits d'exploitation. Ces données sont regroupées dans le tableau suivant :

(en millions d'euros)	30.06.2008	30.06.2007
Crédit impôt recherche	34	16
Autres subventions d'exploitation	10	4
Autres produits d'exploitation	2	4
Total	**46**	**24**

2.8.3 Consommations de l'exercice

Les consommations de l'exercice concernent principalement les consommations de matières premières, de fournitures, d'achats de sous-traitance ainsi que l'ensemble des services extérieurs.
Elles se composent de :

(en millions d'euros)	30.06.2008	30.06.2007
Fournitures, matières premières et autres	(1 028)	(910)
Marchandises	(102)	(113)
Variation de stock	61	76
Sous-traitance	(1 195)	(1 205)
Achats non stockés	(125)	(156)
Services extérieurs	(762)	(719)
Total	**(3 151)**	**(3 027)**

2.8.4 Effectifs

Les effectifs moyens du Groupe sur la période et par secteur d'activité se décomposent comme suit :

	France	Etranger	Total
Propulsion Aéronautique et Spatiale	17 881	3 291	**21 172**
Equipements Aéronautiques	10 072	9 530	**19 602**
Défense Sécurité	6 695	2 986	**9 681**
Holdings	607	64	**671**
Total	**35 255**	**15 871**	**51 126**

Compte tenu de l'effectif des sociétés contrôlées non consolidées, l'effectif total géré est de 57 252 et tient compte de l'effectif des activités destinées à être cédées. Ce chiffre n'inclut pas les effectifs des sociétés mises en équivalence.

Au titre des sociétés françaises, la répartition par catégories socioprofessionnelles est la suivante :

Cadres	11 638
Maîtrise	994
Techniciens	11 384
Employés	2 675
Ouvriers	8 564
Total	**35 255**

2.8.5 Dotations nettes

(en millions d'euros)	30.06.2008	30.06.2007
Dotations nettes aux amortissements		
- immobilisations incorporelles (*)	(129)	(109)
- immobilisations corporelles	(128)	(126)
Total dotations nettes aux amortissements	**(257)**	**(235)**
Total dotations nettes aux provisions pour risques et charges	**(14)**	**(71)**

(*) dont amortissement des actifs valorisés en juste valeur lors de l'acquisition du Groupe Snecma : (80 M€) au 30 juin 2008 contre (82 M€) au 30 juin 2007

2.8.6 Dépréciation d'actifs

(en millions d'euros)	Dotations 30.06.2008	Dotations 30.06.2007	Reprises 30.06.2008	Reprises 30.06.2007
Dépréciation d'actifs				
- immobilisations corporelles et incorporelles	(9)	(55)	14	5
- immobilisations financières	-	(25)	-	-
- stocks	(169)	(154)	166	143
- créances	(24)	(30)	24	36
Total	**(202)**	**(264)**	**204**	**184**

2.8.7 Autres produits et charges opérationnels

Les éléments comprennent principalement :

(en millions d'euros)	30.06.2008	30.06.2007
Plus et moins value de cessions d'actifs	140 (*)	(1)
Redevances, brevets et licences	(6)	(5)
Coût des garanties financières	-	-
Abandon de créances	(1)	-
Pertes sur créances irrécouvrables	(3)	(10)
Autres produits et charges d'exploitation	(9)	(6)
Total	**121**	**(22)**

(*) dont 146 M€ de plus value sur l'apport de l'activité Monétique à Ingenico

2.8.8 Résultat financier

(en millions d'euros)	30.06.2008	30.06.2007
Charges financières liées aux passifs portant intérêts	(25)	(25)
Produits financiers liés à la trésorerie et équivalents de trésorerie	22	20
Coût de la dette nette	**(3)**	**(5)**
Perte liée aux instruments financiers	-	(218)
Gains sur instruments financiers de transaction	247	-
Gain de change	29	236
Ecart de change net sur les provisions	21	10
Résultat financier lié au change	**297**	**28**
Charges nettes liées aux opérations de cession d'actifs financiers	-	-
Dotations aux provisions	(7)	(1)
Reprises sur provisions	5	-
Effet d'actualisation	(28)	(14)
Autres	(1)	20
Autres produits et charges financiers	**(31)**	**5**
Résultat financier	**263**	**28**
dont charges financières	**(61)**	**(258)**
dont produits financiers	**324**	**286**

2.8.9 Impôts sur les résultats

L'impôt du Groupe est calculé en utilisant les taux applicables dans chaque juridiction fiscale du Groupe et corrigé des principales différences permanentes identifiées, dont les effets liés à l'opération Ingenico.

La plus value liée à l'opération Ingenico est imposée à hauteur de la quote part de frais et charges de 5 % de la plus value sociale de 211 M€, soit 3 M€ d'impôts.

Le taux effectif d'impôt sur les activités poursuivies s'élève à 23,93 % et s'explique notamment par la taxation à taux réduit de l'opération Ingenico (voir ci-dessus) et l'impact du crédit d'impôt recherche.

2.8.10 Résultat des activités destinées à être cédées

Le tableau ci-après présente les résultats de l'activité Mobile (activités destinées à être cédées) pour le 1er semestre 2008.

(en millions d'euros)	**30.06.2008**
Chiffre d'affaires	163
Consommations de l'exercice	(174)
Frais de personnel	(49)
Dotations aux amortissements, dépréciations et provisions	(102)
Autres produits et charges opérationnels	(16)
Résultat opérationnel	(178)
Résultat financier	1
Charges d'impôt sur résultat des activités abandonnées	58
Résultat net sur cession de l'activité Haut Débit	-
Résultat net des activités abandonnées	**(119)**

Les effectifs moyens liés aux activités destinées à être cédées s'élèvent à 3 262.

Le résultat opérationnel de l'activité Mobiles avant IS ressort à -72 M€ auquel des éléments non récurrents liés à la décision de désengagement doivent être ajoutés pour 50 M€ au titre de dépréciations d'actifs et pour 55 M€ au titre des coûts des engagements donnés, soit un résultat avant IS de - 177 M€. Le résultat net après IS du 1er semestre ressort à - 119 M€.

Par ailleurs, les coûts du désengagement de l'activité Téléphonie Mobiles à encourir postérieurement au 1er semestre 2008 sont estimés à -101 M€ nets d'IS.

Le résultat de la cession de l'activité Haut Débit réalisée en janvier 2008 (classé en activités destinées à être cédées au 31 décembre 2007) est de 38 M€ avec une charge d'impôt attachée de 38 M€.

2.8.11 Résultat par action

Les catégories d'actions ordinaires potentielles dilutives du Groupe sont constituées des options d'achat d'actions et des attributions gratuites d'actions.

Il n'y a pas eu d'autre opération sur les actions ordinaires ou les actions ordinaires potentielles entre la date de clôture et l'achèvement des présents états financiers.

Les résultats par action se présentent comme suit :

	Index	30.06.2008	30.06.2007
Numérateur (en M€)			
Résultat net part du Groupe	(a)	336	21
Résultat net des activités poursuivies	(i)	455	67
Résultat net des activités abandonnées	(j)	(119)	(46)
Dénominateur (en titres)			
Nombre total de titres	(b)	417 029 585	417 029 585
Nombre de titres d'autocontrôle	(c)	10 457 838	5 870 815
Nombre de titres hors autocontrôle	(d)=(b-c)	406 571 747	411 158 770
Nombre moyen pondéré de titres (hors autocontrôle)	(d')	411 132 179	410 320 892
Actions ordinaires potentielles dilutives :			
Effet dilutif des options d'achats et des attributions gratuites d'actions au profit des salariés de Sagem SA avant la fusion	(e)	0	309 753
Nombre moyen pondéré de titres après dilution	(f)=(d'+e)	411 132 179	410 630 645
Ratio : résultat par action (en euros)			
Résultat par action de base : bénéfice / (perte)	(g)=(a*1million)/(d')	0,82	0,05
Résultat par action dilué : bénéfice / (perte)	(h)=(a*1million)/(f)	0,82	0,05
Ratio : résultat par action des activités poursuivies (en euros)			
Résultat par action de base : bénéfice / (perte)	(k)=(i*1million)/(d')	1,11	0,16
Résultat par action dilué : bénéfice / (perte)	(l)=(i*1million)/(f)	1,11	0,16
Ratio : résultat par action des activités abandonnées (en euros)			
Résultat par action de base : bénéfice / (perte)	(m)=(j*1million)/(d')	(0,29)	(0,11)
Résultat par action dilué : bénéfice / (perte)	(n)=(j*1million)/(f)	(0,29)	(0,11)

2.8.12 Dividendes versés

Les dividendes des actions auto-détenues n'ont pas été versés et ont été portés en report à nouveau.

(en millions d'euros)	30.06.2008	30.06.2007
Dividendes au titre de l'exercice N-1, payés en N		
Dividendes sur les actions ordinaires	165	90
Dividende net par action	0,40	0,22

2.8.13 Ecarts d'acquisition

Les écarts d'acquisition actifs se décomposent comme suit :

(en millions d'euros)	31.12.2007 Net	Variation de périmètre	Dépréciation	Effet des variations de change	30.06.2008 Net
Snecma	253	-	-	-	253
Turbomeca SA	225	-	-	-	225
Aircelle	213	-	-	-	213
Labinal	208	-	-	-	208
Hispano Suiza	96	-	-	-	96
Messier Dowty SAS	94	-	-	-	94
Messier Bugatti	93	-	-	-	93
Snecma Propulsion Solide	66	-	-	-	66
Sagem Orga	66	-	-	-	66
Teuchos SA	52	-	-	-	52
Techspace Aero	47	-	-	-	47
Snecma Services	46	-	-	-	46
Sagem Défense Sécurité	42	-	-	-	42
Vectronix	22	-	-	-	22
Microturbo SA	12	-	-	-	12
Globe Motors Inc	9	-	-	(1)	8
Cinch Connectors Inc	5	-	-	-	5
Wuhan Tianyu Information Industry	4	(4)	-	-	-
Sofrance	4	-	-	-	4
Orga Zelenograd Smart Cards & Systems	3	-	-	-	3
Autres	1	-	-	-	1
Total	**1 561**	**(4)**	**-**	**(1)**	**1 556**

Une analyse des indices de perte de valeur a été réalisée au 30 juin 2008 sur les écarts d'acquisition et n'a pas conduit à constater de dépréciation.

2.8.14 Immobilisations incorporelles

Les immobilisations incorporelles se décomposent comme suit :

	30.06.2008			31.12.2007		
(en millions d'euros)	Brut	Amort. / dépréc.	Net	Brut	Amort. / dépréc.	Net
Marques	147	(5)	142	147	(4)	143
Programmes	2 685	(642)	2 043	2 695	(544)	2 151
Frais de développement	724	(136)	588	787	(260)	527
Concessions, brevets, licences	31	(25)	6	52	(44)	8
Logiciels	247	(194)	53	220	(159)	61
Autres	159	(44)	115	129	(38)	91
Total	**3 993**	**(1 046)**	**2 947**	**4 030**	**(1 049)**	**2 981**

La valeur des marques à durée de vie indéterminée est de 119 M€. Ces marques sont constituées de la marque Snecma (85 M€) et de la marque Turbomeca (34 M€). La marque d'intérêt général Snecma intègre les valeurs des marques associées : Snecma Moteurs, Snecma Services et Snecma Propulsion Solide.

La durée d'amortissement résiduelle moyenne pondérée des programmes est d'environ 11 ans.

L'évolution de la valeur des immobilisations incorporelles s'analyse comme suit :

(en millions d'euros)	**Brut**	**Amortissements / dépréciations**	**Net**
Au 31.12.2007	**4 030**	**(1 049)**	**2 981**
Immobilisations générées en interne	83	-	83
Acquisitions séparées	14	-	14
Sorties et cessions	(1)	1	-
Dotations aux amortissements	-	(129)	(129)
Dépréciation en résultat	-	5	5
Reclassement (*)	(124)	125	1
Variations de périmètre	-	-	-
Effet des variations de change	(9)	1	(8)
Au 30.06.2008	**3 993**	**(1 046)**	**2 947**

(*) dont (1) M€ nets au titre des activités destinées à être cédées

Le montant des frais de recherche comptabilisé en charges sur le premier semestre 2008 est de 216 M€ hors activités destinées à être cédées (308 M€ sur le premier semestre 2007).

Les frais de développement immobilisés au 1er semestre 2008 sont de 68 M€ (91 M€ au 30 juin 2007).
Au titre de la période, un amortissement des frais de développement a été inscrit en charges pour 21 M€ (20 M€ au 30 juin 2007).

Par ailleurs, un amortissement de 80 M€ a été constaté sur les valeurs réévaluées (affectation du prix d'acquisition du Groupe Snecma).

Une analyse des indices de perte de valeur a été réalisée au 30 juin 2008 sur les immobilisations incorporelles, en particulier sur les programmes et frais de développement capitalisés, n'a pas conduit à constater de dépréciation significative.

2.8.15 Immobilisations corporelles

Les immobilisations corporelles se décomposent comme suit :

	30.06.2008			**31.12.2007**		
(en millions d'euros)	Brut	Amort. / dépréc.	Net	Brut	Amort. / dépréc.	Net
Terrains	218	-	218	216	-	216
Constructions	833	(444)	389	821	(448)	373
Installations techniques, matériels et outillages industriels	3 112	(2 195)	917	3 185	(2 257)	928
Immobilisations en cours, avances et acomptes	267	(25)	242	244	(29)	215
Agencement et aménagement de terrains	23	(16)	7	23	(13)	10
Constructions sur sol d'autrui	37	(15)	22	37	(14)	23
Matériels informatiques et autres	355	(273)	82	355	(273)	82
Total	**4 845**	**(2 968)**	**1 877**	**4 881**	**(3 034)**	**1 847**

L'évolution de la valeur des immobilisations corporelles s'analyse comme suit :

(en millions d'euros)	**Brut**	**Amortissements / dépréciations**	**Net**
Au 31.12.2007	**4 881**	**(3 034)**	**1 847**
Immobilisations générées en interne	22	-	22
Acquisitions	183	-	183
Sorties et cessions	(51)	36	(15)
Dotations aux amortissements	-	(128)	(128)
Reclassement (*)	(140)	128	(12)
Variations de périmètre	23	(5)	18
Effet des variations de change	(73)	35	(38)
Au 30.06.2008	**4 845**	**(2 968)**	**1 877**

(*) dont (8) M€ nets au titre des activités destinées à être cédées

Au cours de la période, des versements sur un projet immobilier financé en crédit-bail ont été effectués pour un montant de 16 M€.

2.8.16 Immobilisations financières non courantes

Les immobilisations financières non courantes comprennent les éléments suivants :

	30.06.2008			**31.12.2007**		
(en millions d'euros)	Brut	Dépréciation	Net	Brut	Dépréciation	Net
Titres non consolidés	**328**	**(142)**	**186**	**362**	**(143)**	**219**
Actions - non cotées	294	(142)	152	297	(142)	155
Actions cotées	34	-	34	65	(1)	64
Autres immobilisations financières	**75**	**(3)**	**72**	**70**	**(3)**	**67**
Total	**403**	**(145)**	**258**	**432**	**(146)**	**286**

2.8.16.1 Titres non consolidés

Ils comprennent la participation du Groupe SAFRAN dans diverses sociétés non consolidées dont les plus significatives sont :

(en millions d'euros)	Comptes arrêtés au	Pourcentage de contrôle	Capitaux propres après résultat	Résultat	Valeur nette consolidée au 30.06.2008	Valeur nette consolidée au 31.12.2007
Sichuan Snecma Aero-Engine Maintenance	31/12/2007	52,67	4,4	-	3,7	3,7
Suzhou I	31/12/2007	100,00	7,4	0,6	9,3	9,3
Suzhou II	31/12/2007	100,00	8,3	(1,2)	9,4	9,4
Messier Dowty Singapore Pte	31/12/2007	100,00	3,0	0,2	8,6	8,6
Hispano Suiza Polska	31/12/2007	100,00	11,3	6,3	12,1	12,1
Arianespace Participation	31/12/2007	10,44	53,6	2,4	5,4	5,4
Embraer	31/12/2007	1,12	1 528,0	357,0	33,8	63,5
SMA (1)	31/12/2007	100,00	(12,8)	(10,6)	-	-
Snecma America Engine Services	31/12/2007	51,00	7,8	(1,9)	4,7	3,2
GEAM (2)	31/12/2007	19,98	125,6	36,1	40,7	40,7

(1) participation détenue par Snecma Participations, filiale non consolidée de Snecma SA

(2) participation détenue par SSP Inc., filiale non consolidée de Snecma Services Participations

2.8.16.2 Autres immobilisations financières non courantes

Elles se composent de :

(en millions d'euros)	31.12.2007	Augmentations/ acquisitions	Remboursements/ cessions	Reclassement	30.06.2008
Prêts liés au financement des ventes	-	-	-	-	-
Avances et prêts aux sociétés apparentées non consolidées	19	11	(11)	1	20
Prêts sociaux	23	1	(2)	(1)	21
Dépôts et cautionnements	7	12	(9)		10
Autres	18	9	(2)	(4)	21
Total	**67**	**33**	**(24)**	**(4)**	**72**

Les avances et prêts aux sociétés apparentées non consolidées sont des avances revolving en compte courant.

2.8.17 Titres mis en équivalence

Les sociétés, A-Pro Inc., Hydrep et SEM MB sont consolidées en mise en équivalence en raison des modalités des accords avec les autres partenaires.
La société Ingenico est consolidée en mise en équivalence depuis le 31 mars 2008 (cf § 2.6.2).
La part du Groupe dans la situation nette et le résultat des sociétés mises en équivalence s'analysent comme suit :

	30.06.2008				31.12.2007
(en millions d'euros)	% d'intérêts	Capitaux Propres	Contribution résultat	Net	Net
A-Pro Inc.	50,00%	5	1	6	6
Hydrep	50,00%	4	1	5	5
SEM MB	49,96%	5	1	6	6
Ingenico (1) (4)	22,37%	202	-	202	-
Cinch SA (2)	100,00%	10	-	10	10
Sociétés gelées SAGEM (3)	100,00%	6	-	6	7
Total		**232**	**3**	**235**	**34**

(1) En l'absence de données publiées par la société Ingenico à la date de publication du présent document, la quote part de résultat relative au 2nd trimestre a été déterminée à partir des résultats annuels 2008 d'Ingenico, évalués par un consensus d'analystes.

(2) Société destinée à être fusionnée et dont les réserves consolidées ont été gelées au 1er janvier 2005

(3) Sociétés déconsolidées et dont les réserves ont été gelées

(4) La valeur boursière s'élève à 237 M€ au 30 juin 2008 (10.663.046 actions valorisées à 22,25 €)

L'évolution du poste des titres mis en équivalence se présente comme suit :

(en millions d'euros)	
Au 31.12.07	**34**
Variations de périmètre	204
Quote-part de résultat	3
Effet des variations de change	-
Autres variations	(6)
Au 30.06.08	**235**

2.8.18 Immobilisations financières – partie courante

Elles correspondent principalement à la partie à moins d'un an d'immobilisations financières classées initialement en non courantes.

Elles se composent de :

(en millions d'euros)	30.06.2008	31.12.2007
Prêts liés au financement des ventes	30	34
Avances et prêts aux sociétés apparentées non consolidées	78	69
Prêts sociaux	4	4
Total	**112**	**107**

Les prêts liés au financement des ventes correspondent à des prêts accordés de manière exceptionnelle en faveur des clients par SAFRAN ou des sociétés du Groupe, en alternative aux garanties financières (cf. note 2.8.29.4.). Ils sont enregistrés au bilan en tant que prêts.

2.8.19 Actifs destinés à être cédés

Ils se détaillent comme suit :

	30.06.2008		
(en millions d'euros)	Activité Mobiles	Atelier Techspace Aéro	Total
Écart d'acquisition	-	-	-
Immobilisations	6	11	**17**
Actifs circulants	2	23	**25**
Total actifs	**8**	**34**	**42**
Passifs à caractère non courant	1	2	**3**
Passifs à caractère courant	-	10	**10**
Total passifs	**1**	**12**	**13**

	31.12.2007			
(en millions d'euros)	Monetel / Sagem Denmark	Sagem Communications	Atelier Techspace Aéro	Total
Écart d'acquisition	1	26	-	**27**
Immobilisations	15	74	6	**95**
Actifs circulants	67	572	18	**657**
Total actifs	**83**	**672**	**24**	**779**
Passifs à caractère non courant	2	36	2	**40**
Passifs à caractère courant	26	376	10	**412**
Total passifs	**28**	**412**	**12**	**452**

2.8.20 Trésorerie et équivalent de trésorerie

(en millions d'euros)	30.06.2008	31.12.2007
Echéance à moins de 3 mois dès l'origine et sans risque de taux, facilement convertible et liquide		
Titres de créances négociables	351	390
OPCVM	12	9
Blocages relais à très court terme	210	101
Dépôts à vue et à terme	258	230
Total	**831**	**730**

(en millions d'euros)	
Au 31.12.2007	**730**
Variations de la période	109
Variations de périmètre	(1)
Reclassements *	(5)
Effet des variations de change	(2)
Au 30.06.2008	**831**

(*) dont (5) M€ au titre des activités destinées à être cédées

2.8.21 Synthèse des actifs financiers

La répartition des actifs financiers courants et non courants à taux fixe et taux variable est la suivante :

	30.06.2008		31.12.2007	
(en millions d'euros)	Base	Taux	Base	Taux
Immobilisations financières non courantes (1)	72	1,53%	67	1,50%
Immobilisations financières courantes	112	3,68%	107	4,45%
Actifs financiers	**184**	**2,84%**	**174**	**3,31%**
Trésorerie et équivalents de trésorerie	**831**	**Eonia/Fed**	**730**	**Eonia/Fed**
TOTAL	**1 015**		**904**	

(1) hors titres non consolidés

2.8.22 Capitaux propres consolidés

2.8.22.1 Capital social

Au 30 juin 2008, le capital social de SAFRAN, entièrement libéré, est composé de 417 029 585 actions de 0,20 euro chacune.

A l'exception de ses actions, les capitaux propres de SAFRAN n'incluent pas d'autres instruments de capitaux propres émis.

2.8.22.2 Répartition du capital et des droits de vote

Chaque action confère un droit de vote simple. Les actions inscrites au nominatif depuis plus de 2 ans bénéficient d'un droit de vote double.
Les 10 457 838 actions d'autocontrôle sont privées de droit de vote.

La structure du capital a évolué comme suit :

31 décembre 2007

Actionnaires	Nombre d'actions	% Capital	Nombre droits de vote	% Droits de vote
Public	168 969 389	40,51%	181 711 477	33.09%
Etat	126 811 995	30,41%	151 578 017	27,61%
Actionnariat salarié	84 685 354	20,31%	156 416 390	28,49%
Areva	30 772 945	7,38%	59 363 695	10,81%
Autodétention/ Autocontrôle	5 789 902	1,39%	-	0,00%
Total	**417 029 585**	**100,00%**	**549 069 579**	**100,00%**

30 juin 2008

Actionnaires	Nombre d'actions	% Capital	Nombre droits de vote	% Droits de vote
Public	161 360 993	38,70%	174 240 155	31,90%
Etat	126 811 995	30,40%	151 578 017	27,80%
Actionnariat salarié	87 625 814	21,00%	160 843 478	29,40%
Areva	30 772 945	7,40%	59 363 695	10,90%
Autodétention/ Autocontrôle	10 457 838	2,50%	-	0,00%
Total	**417 029 585**	**100,00%**	**546 025 345**	**100,00%**

2.8.22.3 Réserves

Leur évolution résulte des événements suivants :

	M€
Réserves au 31 décembre 2007	**4 189**
- Affectation en réserves du résultat 2007	39
- Distribution de dividendes	(165)
- Actions propres	(62)
- Variation écart de conversion	(32)
Réserves au 30 juin 2008	**3 969**

Le Groupe SAFRAN a déduit (163) M€ d'actions d'autocontrôle de ses capitaux propres.

Des achats ont été effectués pour 65 M€ sur le 1er semestre 2008, d'une part dans le cadre du programme de rachat d'actions (4 719 000 actions achetées) et d'autre part dans le cadre du contrat de liquidité signé début juin 2008 (295 043 actions achetées et 61 230 cédées).

Le plan d'options 2003 est venu à échéance au premier semestre 2008 : 284 877 actions ont été vendues suite aux levées d'options.

Le Groupe SAFRAN n'a pas émis d'instruments financiers ayant une double composante dettes financières et capitaux propres devant être classés en capitaux propres.

2.8.23 <u>Provisions pour risques et charges</u>

Les provisions pour risques et charges se décomposent comme suit :

(en millions d'euros)	**31.12.2007**	Dotations	Reprises	Variations de périmètre	Autres (*)	**30.06.2008**
Garanties de fonctionnement	359	80	(61)	1	48	427
Garanties financières	82	10	(15)	-	-	77
Prestations à fournir	472	65	(106)	-	(2)	429
Engagements sociaux	59	3	(7)	-	(34)	21
Engagements de retraites et assimilés	393	16	(13)	1	(3)	394
Contrats commerciaux et créances à long terme	141	16	(32)	-		125
Pertes à terminaison	509	202	(160)	1	(1)	551
Litiges	43	6	(5)	-	-	44
Situation nette négative	14	1	(4)	-	-	11
Autres	113	40	(32)	-	(2)	119
Total	**2 185**	439	(435)	3	6	**2 198**
Non Courant	**1 052**	124	(85)	1	(142)	**950**
Courant	**1 133**	315	(350)	2	148	**1 248**

(*) dont 49 M€ au titre des activités destinées à être cédées

Aucune provision significative concernant les risques environnementaux n'a été comptabilisée au titre de ce semestre.

Les données chiffrées retenues pour la détermination des provisions IAS19 résultent d'une extrapolation au 30 juin 2008 de l'évaluation actuarielle faite au 31 décembre 2007, sans changement d'hypothèses actuarielles.

Les reprises se répartissent comme suit :

- Utilisation : (258) M€
- Transfert : (83) M€
- Reprises sans objet: (94) M€

2.8.24 Dettes soumises à des conditions particulières

L'évolution de ce poste s'analyse comme suit :

(en millions d'euros)	
Au 31.12.2007	**590**
Nouvelles avances reçues	33
Remboursement d'avances	(14)
Charge de désactualisation	13
Charges d'intérêts	2
Ecart de conversion	(5)
Variations de périmètre	-
Au 30.06.2008	**619**

Ces dernières correspondent essentiellement aux avances remboursables de l'Etat français.

2.8.25 Passifs portant intérêts

L'évolution de ce poste s'analyse comme suit :

(en millions d'euros)	Passifs courants portant intérêts	Passifs non courants portant intérêts	**Total**
Total au 31.12.2007	**502**	**397**	**899**
Augmentation des emprunts	6	31	37
Diminution des emprunts	(5)	(53)	(58)
Variations des crédits de trésorerie	55	-	55
Variations de périmètre	13	3	16
Ecarts de change	(7)	(12)	(19)
Reclassements (*)	(47)	49	2
Total au 30.06.2008	**517**	**415**	**932**

(*) dont (3) M€ au titre des activités destinées à être cédées

a) Passifs non courants portant intérêts (partie > 1 an dette financière à l'origine)

(en millions d'euros)	**30.06.2008**	**31.12.2007**
Emprunts de location-financement	43	49
Emprunts à long terme	372	348
Total des passifs non courants portant intérêts	**415**	**397**

b) Passifs courants portant intérêts (< 1 an)

	30.06.2008	31.12.2007
Emprunts de location-financement	8	14
Emprunts à long terme	184	179
Intérêts courus non échus	4	7
Passifs courants portant intérêts à long terme dès l'origine	**196**	**200**
Billets de trésorerie	213	147
Concours bancaires court terme et assimilés	108	155
Passifs courants portant intérêts à court terme dès l'origine	**321**	**302**
Total des passifs courants portant intérêts	**517**	**502**

c) Décomposition globale taux fixe et variable

	Non courant				**Courant**			
	30.06.2008		**31.12.2007**		**30.06.2008**		**31.12.2007**	
(en millions d'euros)	Base	Taux	Base	Taux	Base	Taux	Base	Taux
Taux fixe	238	3,48%	265	3,44%	87	3,48%	99	3,60%
Taux variable	177	4,92%	132	4,69%	430	4,58%	403	4,94%
Total	**415**	**4,09%**	**397**	**3,86%**	**517**	**4,40%**	**502**	**4,67%**

La position financière nette du Groupe s'établit de la façon suivante :

(en millions d'euros)	30.06.2008	31.12.2007
Trésorerie et équivalents de trésorerie	831	730
Passifs non courants et courants portant intérêt	932	899
Position financière nette	**(101)**	**(169)**

2.8.26 Parties liées

(en millions d'euros)	30.06.2008	30.06.2007
Ventes aux parties liées	748	760
Achats auprès des parties liées	(57)	(37)

(en millions d'euros)	30.06.2008	31.12.2007
Créances sur les parties liées	575	659
Dettes envers les parties liées	1 027	948

(en millions d'euros)	30.06.2008	31.12.2007
Garanties financières envers les parties liées (engagements hors bilan)	307	319

2.8.27 Tableau des flux de trésorerie consolidés

Le tableau des flux de trésorerie est établi en utilisant la méthode indirecte qui met en évidence le passage du résultat à la trésorerie provenant de l'exploitation. L'incidence de la variation du cours de change s'entend de la variation des cours entre la clôture et l'ouverture et de son impact sur la valeur de la trésorerie à l'ouverture.

2.8.27.1 Les flux de trésorerie et équivalent de trésorerie

La trésorerie et équivalents de trésorerie se composent des comptes à vue ou à terme et valeurs mobilières de placement.

Ces montants ont une échéance de moins de 3 mois et sont convertibles en un montant connu de trésorerie.
La composition de ces montants est détaillée au § 2.8.20.

2.8.27.2 Décaissements sur immobilisations corporelles et incorporelles

Ils se décomposent comme suit :

(en millions d'euros)	**30.06.2008**	**30.06.2007**
Immobilisations incorporelles	(97)	(118)
Immobilisations corporelles	(188)	(216)
Variations des dettes sur acquisition d'immobilisations incorporelles	1	1
Variations des dettes sur acquisition d'immobilisations corporelles	(4)	(3)
Variations créances sur cession d'immobilisations corporelles	(4)	-
Produits de cession des immobilisations incorporelles	1	2
Produits de cession des immobilisations corporelles	10	19
Total	**(281)**	**(315)**

2.8.27.3 Transactions significatives sans incidences sur la trésorerie

Le Groupe a réalisé certaines transactions qui n'ont aucune incidence sur la trésorerie et les équivalents de trésorerie.

Ils concernent principalement :

- les charges d'amortissement, dépréciation et provisions	260 M€
- incidences des variations de valeur des instruments financiers [(1)]	(326) M€
- plus value de cession d'élément actif	(140) M€
- annulation du résultat avant impôts payés des activités destinées à être cédées	129 M€
- autres	18 M€
	(59) M€

[(1)] Cette incidence résulte principalement de la décision du Groupe d'appliquer une comptabilité dite spéculative à compter du 1er juillet 2005 et donc à constater dans son résultat financier la variation de la juste valeur de ses instruments financiers à partir de cette date.

2.8.28 Instruments financiers dérivés

Le Groupe gère un portefeuille d'instruments financiers de couverture pour son exposition au risque de change.

En effet, la majorité du chiffre d'affaires des branches Propulsion Aéronautique et Spatiale et Equipements Aéronautiques est libellée en dollar US, monnaie qui constitue le référentiel quasi unique du secteur aéronautique civil. Ainsi, l'excédent net annuel des recettes sur les dépenses pour ces activités est d'environ 5 milliards de dollars US par an.

La politique de couverture mise en œuvre par le Groupe vise à protéger sa rentabilité et lui donner le temps nécessaire à l'adaptation de ses coûts à un environnement monétaire défavorable. C'est ainsi que des couvertures ont été engagées, sur un horizon de 3 ans.

Les principaux types d'instruments utilisés sont les ventes à terme et les achats d'options de vente d'USD (« call euro / put USD »).

Les instruments financiers dérivés, fermes et optionnels, détenus par le Groupe sont affectés à la couverture des flux futurs hautement probables déterminés à partir du carnet de commandes et des prévisions budgétaires.

Le portefeuille des instruments financiers dérivés se ventile comme suit :

	30.06.2008		31.12.2007	
(en millions de devises)	Juste valeur	Montant notionnel	Juste valeur	Montant notionnel
Contrat forward				
Position vendeuse de USD	231	7 939	55	2 891
Dont contre EUR	*216*	*7 090*	*40*	*2 780*
Position acheteuse de USD	(4)	(45)	(4)	(58)
Dont contre EUR	-	-	-	-
Position vendeuse de GBP contre EUR	-	0	-	1
Swaps de change	**3**		**8**	
Dont contre USD	*2*	*133*	*2*	*126*
Options de change	**229**		**63**	
Achat Put	*236*	*5 539*	*63*	*2 330*
Vente Call	*(6)*	*2 611*	-	*226*
Total	**460**		**122**	
Dont instruments financiers actif	*470*		*126*	
Dont instruments financiers passif	*(10)*		*(4)*	

Les montants de juste valeur sont exprimés en millions d'euros; les montants notionnels sont exprimés en millions de devises

Au regard des contraintes comptables liées à l'application de la norme IAS39, le Groupe a décidé de ne pas appliquer la comptabilité de couverture et de comptabiliser en résultat financier la totalité de la variation de la juste valeur de ses instruments financiers. Ainsi, toutes les variations de juste valeur des instruments financiers sur la période ont été inscrites en résultat pour 247 M€.

Parallèlement, afin de traduire les effets économiques de sa politique de couverture de change, le Groupe établit des comptes ajustés dans lesquels les résultats des opérations de couverture sont présentés sur les mêmes périodes que ceux des flux couverts (cf. préambule).

2.8.29 Engagements hors bilan

2.8.29.1 Avals, cautions et autres engagements

Les différents engagements donnés représentent :

(en millions d'euros)	**30.06.2008**	**31.12.2007**
Engagements sociaux	18	20
Engagements donnés aux clients (bonne fin, bonne exécution)	287	256
Engagements donnés par SAFRAN en faveur de ses filiales vis-à-vis de tiers	536	499
Engagements donnés par SAFRAN en faveur de ses filiales vis-à-vis des douanes	100	103
Engagements liés à la responsabilité de membre de GIE	-	2
Garantie de passif	88	22
Ecarts actuariels	(20)	(23)
Autres engagements	175	186
Total	**1 184**	**1 065**

En termes d'engagements reçus, le Groupe SAFRAN constate :

(en millions d'euros)	**30.06.2008**	**31.12.2007**
Engagements reçus des banques pour le compte de fournisseurs	18	12
Garanties de bonne fin	18	15
Avals, cautions reçus	8	8
Autres engagements reçus	63	77
Total	**107**	**112**

Les engagements donnés provenant des activités destinées à être cédées ressortent à 6 millions d'euros ; il n'y a pas d'engagement reçu provenant des activités destinées à être cédées.

2.8.29.2 Garantie d'actif et de passif

A l'occasion d'acquisitions ou de cessions de sociétés, des garanties d'actif ou de passif ont été données ou reçues. Au 30 juin 2008, aucune de ces garanties n'est mise en œuvre et aucune ne justifie de provisions dans les comptes consolidés du Groupe.

2.8.29.3 Engagements d'investissements

Au 30 juin 2008, le montant des engagements d'investissements au titre des immobilisations corporelles ressort à 235 M€ (hors activités destinées à être cédées).

2.8.29.4 Garantie financières accordées dans le cadre de la vente des produits du Groupe

Ces garanties génèrent des risques dont le montant brut global au 30 juin 2008 est de 337 M$; ce montant ne reflète toutefois pas le risque effectif supporté par SAFRAN. En effet, ces obligations sont contre-garanties par la valeur des actifs sous-jacents, c'est-à-dire des avions obtenus en gage. Ainsi, le risque net tel qu'il ressort du modèle d'évaluation est entièrement provisionné dans les comptes.

2.8.30 Litiges

En dehors des éléments ci-dessous, ni SAFRAN ni aucune de ses filiales ne sont ou n'ont été, notamment au cours des 12 derniers mois, parties à des procédures gouvernementales, judiciaires ou arbitrales susceptibles d'avoir ou ayant eu récemment une incidence significative sur la situation financière ou la rentabilité de SAFRAN et/ou du Groupe. SAFRAN n'a pas connaissance que de telles procédures soient envisagées à son encontre par des autorités gouvernementales ou des tiers. Les charges qui peuvent résulter de ces procédures ne sont provisionnées que lorsqu'elles sont probables et que leur montant peut être soit quantifié, soit estimé. Le montant des provisions retenu est fondé sur l'appréciation du niveau de risque au cas par cas et ne dépend pas en premier lieu du stade d'avancement des procédures, étant précisé que la survenance d'évènements en cours de procédure peut toutefois entraîner une réappréciation de ce risque. SAFRAN estime qu'elle a passé les provisions adéquates afin de couvrir les risques de litiges généraux ou spécifiques en cours ou éventuels.

- La responsabilité de Turbomeca est évoquée dans le cadre d'une procédure pénale diligentée par le procureur de Turin à l'occasion d'un accident d'hélicoptère survenu en avril 2003 dans les Alpes italiennes dont les causes demeurent en l'état inconnues. La demande en réparation de l'ensemble des parties civiles s'élève à 4,6 M€.

- La responsabilité de Turbomeca pourrait être engagée à l'occasion d'un accident survenu en mars 2005 en Inde qui a entraîné la mort de trois personnes et grièvement blessé deux autres. A ce jour, aucun montant de réclamation n'a été formulé.

Pour ces sinistres, l'éventuelle responsabilité des sociétés concernées est suffisamment couverte par la police d'assurance du Groupe.

- Sagem Défense Sécurité a été assignée par un fournisseur, en réparation d'une prétendue rupture brutale et abusive des relations commerciales, pour un montant de 30 M€. Le montant estimé des conséquences financières pouvant résulter de ce litige, très inférieur aux réclamations, est largement couvert par le montant global des provisions pour risques et charges constituées par Sagem Défense Sécurité au 30 juin 2008.

- Messier-Bugatti avait été assignée en 2002 par un fournisseur en réparation d'une résiliation prétendument abusive d'un contrat de collaboration de développement, supposée avoir entraîné un détournement de savoir faire au profit d'un concurrent. Le fournisseur a interjeté appel de la décision de première instance qui l'avait débouté de toutes ses demandes. Le montant éventuel des conséquences financières pouvant résulter de ce litige, sans aucune commune mesure avec la réclamation de 33 M€, est largement couvert par le montant global des provisions pour risques et charges constituées par Messier-Bugatti au 30 juin 2008.

- Fin 2002, un groupe d'industriels français, parmi lesquels figure l'ex-Groupe Snecma, a été saisi collectivement d'une demande d'arbitrage par un client commun réclamant une somme qui, selon le demandeur, ne saurait être inférieure à 260 M$ et pour laquelle le groupe d'industriels peut être solidaire à l'égard du demandeur. Cette demande était relative à l'exécution d'anciens contrats réalisés par ces industriels et dans lesquels la participation de l'ex-Groupe Snecma était de l'ordre de 10 %. Tous les industriels concernés contestaient cette demande. Un accord prévoyant que les industriels visés par la demande d'arbitrage renoncent à se prévaloir des délais de prescription éventuellement opposables au demandeur a été conclu, et ce dernier a retiré cette demande d'arbitrage en juin 2003, réservant ses droits d'en déposer une nouvelle pour un montant qui pourrait être supérieur. SAFRAN n'a pas constitué de provision à ce stade.

A l'issue des contrôles fiscaux menés au sein du Groupe en 2006 et 2007, deux redressements significatifs restent contestés par SAFRAN à la fin juin 2008 :

- Le redressement notifié au titre des règles de répartition des charges d'impôts appliquées entre la société mère Snecma et ses filiales intégrées jusqu'à 2004, qui s'élève à 14 millions d'euros d'impôts n'a fait l'objet d'aucune provision

- Une rectification pour un montant de 11,7 millions d'euros, fondée sur des pièces recueillies dans le cadre d'une information judiciaire en cours. Celle-ci porte sur des faits qui auraient consisté dans le versement par la société SAGEM SA – entre 2001 et 2003 – de commissions au profit d'intermédiaires locaux à des fins prétendues de corruption d'agents publics de la République du Nigeria , dans le but prétendu d'obtenir l'attribution du marché des cartes d'identités électroniques de cet État. SAFRAN s'est constituée partie civile dans cette information judiciaire afin de recueillir tous les éléments d'information utiles sur les faits reprochés et ses responsabilités éventuelles. Suite aux éléments de contestation produits par SAFRAN en 2007, l'administration a accepté de suspendre la procédure en cours jusqu'à l'aboutissement des procédures judiciaires. Ce risque a fait l'objet d'une provision partielle à fin 2006, maintenue depuis.

2.8.31 Evénements postérieurs à la date de clôture

SAFRAN a conclu un accord avec le fonds de capital risque de haute technologie Sofinnova qui matérialise le désengagement du groupe de l'activité Mobiles. De ce fait, les résultats de Sagem Mobiles sont classés au 30 juin 2008 en activités destinées à être cédées et sont détaillés aux § 2.8.10 et 2.8.19.

Les compléments de charges et provisions qu'il conviendra de comptabiliser postérieurement au 1er semestre 2008 au titre de la finalisation de l'opération sont évalués à 101 M€ nets d'impôts.

SAFRAN

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 - France

Tél. : +33 (0)1 40 60 80 80
Fax : +33 (0)1 40 60 81 02

www.safran-group.com

RECEIVED
2008 AUG 11 A 8:13
OFFICE OF INTERNAT

2007

AN INTERNATIONAL TECHNOLOGY LEADER



82-34974

SAFRAN

Contents

02 Interview with Jean-Paul Herteman, Chief Executive Officer

04 Governance
06 SAFRAN at a glance
08 Financial and operating highlights: a sound position

10 Progress initiatives based on a continuous improvement policy
14 SAFRAN, a major international player
18 Research & Technology: innovation and breakthroughs
20 SAFRAN, a pivotal player in today's leading aerospace, defense and security programs

24 Aerospace propulsion: buoyant business
30 Aircraft equipment shifts into high gear
36 At the heart of defense and security technologies
42 2007, a year of transition

46 Protecting the environment, a constant challenge
48 Attracting and training talented people, and forging teams
50 SAFRAN, spreading corporate influence beyond industry

SAFRAN









SAFRAN is an international high-technology group, primarily operating in the aerospace (propulsion and equipment), defense and security markets. The SAFRAN Group has 63,000 employees worldwide.

Through this global presence SAFRAN not only enhances its competitiveness, but also builds industrial and commercial relations with the world's leading prime contractors and operators, and provides local services to customers around the world.

SAFRAN operates through more than 100 companies with prestigious brand names and holds, alone or in partnership, world or European leadership positions in its core markets.

Interview with Jean-Paul Herteman

Chief Executive Officer of SAFRAN



How would you summarize last year for SAFRAN?

The aviation market remained very dynamic in 2007. We continued to bolster our leadership positions, by booking record orders and logging strong growth in our service and spare parts businesses. Our actions to reduce costs and decrease our exposure to the U.S. dollar also bore fruit. SAFRAN posted operating income (EBIT) of 706 million euros, a 50% increase over the previous year, despite the negative impact of the U.S. dollar equal to 370 million euros.

What were the main highlights last year?

We saw a number of exciting developments in 2007, including the service entry of the Airbus A380 super-jumbo, featuring products from ten SAFRAN companies. The Boeing 787 and Sukhoi Superjet 100 were both rolled out last year, the former in the United States, the latter in Russia. SAFRAN is a major contributor to both of these new jetliners, which are expected to make their first flights in 2008.

Our aviation businesses continued their buoyant performance, as reflected in orders for CFM56 and helicopter engines. In 2007 we set a new all-time record, with 2,704 CFM56 orders. This success will of course drive the growth of the installed fleet using our engines and equipment, thereby underpinning the development of our service business. For us, this is a key "engine" for strong, long-term growth that will create value.

In the defense sector, the AASM modular air-to-ground weapon was qualified, leading to its service entry on the Rafale fighter in April 2008. Our Sperwer UAVs (unmanned aerial vehicle) logged an increasing number of flight-hours in service, especially in Afghanistan where they are deployed by Canadian troops. At the same time, various security markets are enjoying fast-paced growth, and our biometric-based identity solutions are going from success to success.

Have there been any organizational changes at SAFRAN?

Two of our branches underwent changes. First, within the Defense Security branch we created the company Sagem Sécurité, fully dedicated to the booming security market, a trend I underscored earlier. We also modernized the organizational structure of Sagem Défense Sécurité, which is now focusing on its centers of technological excellence in avionics and optronics.

The main development in our Communications branch was the sale of Sagem Communications, a broadband communications company. The operation was completed on January 25, 2008. We could not realize the company's full growth potential within the Group, and we are convinced that this company will enjoy a prosperous future with its new shareholder, The Gores Group. In addition, we restructured Sagem Mobiles and revamped its product policy. Our goal for 2008 is to provide a solution for this business, similar to the one we found for our broadband business.

What is SAFRAN doing to adapt to today's fast-changing world?

SAFRAN is undergoing deep changes.

Our international expansion strategy is obviously a key to our future. No matter what sector you're in, no French company today can develop if it stays within the domestic market. It is absolutely vital that we establish a presence near our customers, and reduce our exposure to the U.S. dollar by setting up operations outside the euro zone. At the same time, however, we are investing heavily to maintain a highly competitive world-class industrial base in Europe.

Our Research & Technology teams have long focused on reducing the environmental impact of both engines and equipment. For instance, since the 1980s, the CFM56 has reduced CO_2 emissions by 20% and noise by 50%. The current trend for better environmental protection confirms the decisions made by SAFRAN. This trend is also spurring manufacturers to pool their efforts, through partnerships and major research programs, to meet even more ambitious goals. One of the most promising solutions is "more electric" technologies for aircraft, and our new nacelles and braking system rolled out last year show that we are among the leaders in this development.

How do you see the future for SAFRAN?

We can look ahead with quiet confidence, based on sound fundamentals and our strategic focus. The Group's future is primarily built on three pillars of growth.

First, aviation will continue to be a growth sector over the long term. Demand for domestic and international travel continues to climb. SAFRAN is a major player in this market, for both aircraft propulsion and equipment, and we have all the assets needed to further develop our positions when the next generation of commercial airplanes makes their entrance.

Secondly, security markets are also booming. We are already a major player in these markets, primarily through our advanced biometric technologies.

Thirdly, we enjoy a very healthy financial position, with no debt. This means we can consider acquisitions in our core businesses, which could provide a very complementary fit with the organic growth in the two businesses I just mentioned.

Governance

Supervisory Board

The SAFRAN Supervisory Board meets at least four times a year, in particular to approve the consolidated and non-consolidated financial statements and to read the Executive Board's quarterly report. At December 31, 2007, the Supervisory Board comprised the following:

18 members



Francis Mer
Chairman of the Supervisory Board

Anne Lauvergeon
Vice Chairman
of the Supervisory Board

Mario Colaiacovo

Christophe Burg*

François de Combret

Armand Dupuy

Jean-Marc Forneri

Yves Guena

Christian Halary

Jean-Yves Leclercq*

Shemaya Lévy

Michel Lucas

Michèle Monavon

Jean-Bernard Pene*

Jean Rannou

Michel Toussan

Bernard Vatier

Patrick Gandil*

Supervisors

Georges Chodron de Courcel

Pierre Moraillon

Government Commissioner

Étienne Bosquillon de Jenlis

* Representing the State

Supervisory Board committees

The Supervisory Board has designated three committees to prepare its discussions, spotlight major issues and submit proposals.

Strategy Committee

The Strategy Committee gives its opinion on the Group's major strategic objectives and the development policy that the Executive Board submits to the Supervisory Board, including strategic agreements, partnerships, acquisition projects, creation of subsidiaries and acquisitions or divestments of equity stakes.

Members (at December 31, 2007): Francis Mer (chairman), Christophe Burg, Mario Colaiacovo, Anne Lauvergeon, Jean-Yves Leclerq, Jean Rannou.

Audit Committee

The Audit Committee examines financial statements and accounting procedures. In addition, it reviews:

- Internal and external control objectives, programs and action plans.
- The relevance of risk analysis and monitoring procedures.
- Financial aspects of operations concerning capital increases, equity stakes, acquisitions and divestments.

Members (at December 31, 2007): Shemaya Lévy (chairman), Jean-Yves Leclercq, Michel Lucas, Jean Rannou, Michel Toussan.

Appointment and Remuneration Committee

The Appointment and Remuneration Committee submits proposals for the appointment and remuneration of corporate officers to the Supervisory Board. It submits for approval by the Supervisory Board the list of directors who could be considered "independent directors".

Members (at December 31, 2007): Michel Lucas (chairman), Christophe Burg, François de Combret, Jean-Marc Forneri, Jean-Yves Leclercq, Bernard Vatier.

Capital shareholding (at December 31, 2007)


40.6%
Public
30.4%
State
20.2%
Employees
7.4%
Areva
1.4%
Treasury shares

Executive Board



Jean-Paul Herteman
Chairman of the Executive Board



Dominique-Jean Chertier



Xavier Lagarde

Corporate Officers



Dominique-Jean Chertier
Executive Vice President, Social and Institutional Affairs



Noël Gauthier
Executive Vice President, Economic and Financial Affairs



Émeric d'Arcimoles
Executive Vice President, International Affairs



Olivier Andries
Executive Vice President, Strategy



Alain Marcheteau
Executive Vice President, General Counsel



Marc Ventre
Executive Vice President,
Aerospace Propulsion



Yves Leclère
Executive Vice President,
Aircraft Equipment



Jean-Paul Herteman
Executive Vice President,
Defense Security



Xavier Lagarde
Executive Vice President,
Communications

SAFRAN at a glance

Aerospace Propulsion



The Aerospace Propulsion branch groups all activities concerning propulsion systems for airplanes, helicopters, missiles and launch vehicles, for the civil aviation, military aviation and space markets. Companies in this branch provide original equipment and services for today's leading aerospace programs.

Snecma – Engines for commercial and military aircraft, as well as rocket engines for launchers and satellites.

Snecma Services – Maintenance, repair and overhaul (MRO), and aftersales support services, for commercial and military aircraft engines.

Turbomeca – Turbine engines for civil and military helicopters.

Microturbo – Jet engines for missiles, target drones and UAVs.

Snecma Propulsion Solide – Solid rocket motors for missiles and launchers, and thermostructural composite materials.

Techspace Aero – Modules and equipment for aircraft and rocket engines, MRO services, engine test cells.

Aircraft Equipment



The Aircraft Equipment branch groups all activities concerning original equipment and subsystems, as well as services, for civil and military airplanes and helicopters. Working alone or in partnership, companies in this branch are involved in the world's leading aircraft programs.

Messier-Dowty – Landing gear for commercial and military airplanes and helicopters.

Messier-Bugatti – Wheels and carbon brakes, braking and electrohydraulic systems, landing and braking monitoring systems.

Messier Services – Maintenance, repair and overhaul (MRO) services for landing and braking systems.

Aircelle – Complete nacelle systems for aircraft engines, associated support services, composite materials.

Labinal – Electrical wiring for commercial and military aircraft, engineering services.

Hispano-Suiza – Control systems and equipment for commercial and military aircraft engines.

Teuchos – Engineering and consulting services for the aerospace, defense and auto industries.

Defense Security



The Defense Security branch provides navigation and guidance equipment, optronic equipment and systems, avionics systems, UAVs (unmanned aerial vehicles), air-land systems and equipment, biometric identification systems, secure transaction terminals and smart cards.

Sagem Défense Sécurité – Defense and security electronics: civil and military avionics, defense optronics for air-land, naval and aerospace applications.

Sagem Avionics – Sales, marketing and support for civil and military avionics, display systems on helicopters, satellite communications.

Vectronix AG – Defense optronics: observation, positioning and ranging systems and equipment.

Sagem Sécurité – Fingerprint-based biometrics, expertise in multibiometric technologies, for smart cards, secure transactions and identity management.

Sagem Monetel – Specialist in electronic payment solutions.

Sagem Morpho – Specialist in identification systems using multibiometric technologies for fingerprint, iris and facial recognition.

Sagem Orga – Smart cards for the telecommunications, health, ID card and banking card sectors.

Communications



The Communications branch now focuses on the mobile phone market, including design, production and commercialization, either under the Sagem brand, or on behalf of partners and using their brands.

Sagem Mobiles – Design, development, production and marketing of a wide range of Sagem brand mobile phones and associated equipment. Deployment of an ODM (Original Design Manufacturer) business, involving the development of mobile phones on behalf of partners, and under their brand names.

Ningbo Bird Sagem Electronics Co. Ltd – Based on Sagem technology, this company located near Shanghai makes certain mobile phone models for the Chinese market.

Sagem Australasia Pty, Ltd – Marketing and support for Sagem brand mobile phones. Also represents Sagem Défense Sécurité and Sagem Sécurité in Australia.

Financial and operating highlights: a sound position

The SAFRAN Group has shown its ability to resist fluctuations in the U.S. dollar. Sales rose 5.9% last year, with operating margin standing at 706 million euros, a 51.8% increase over 2006, and the Group share of net income at 406 million euros.

Sales*

€12,003 million

2007
2006 11,329

Operating income

The strong growth in operating income (up 52%) is driven by the profitability of aviation businesses. A continued rise in productivity and spare parts sales more than offset the impact of the weak U.S. dollar. Also contributing to this result were the return to profit of the Defense and Security businesses, and lower losses for the Communications business.

Financial position

At December 31, 2007, the Group's net debt stood at 169 million euros, a sharp drop from the year-earlier figure of 419 million euros. This very low debt load confirms the financial soundness of the SAFRAN Group, and also gives it the ability to seize external growth opportunities in its core business sectors.

Order book

With 5,636 CFM56 engines and 1,944 helicopter turbine engines on order, as well as a growing percentage of commercial jetliners using SAFRAN nacelles, brakes and landing gear, the Group is increasing its share of aviation markets as it confirms its outlook for the future. Furthermore, the geographical diversity of the order book enhances our robustness.

Services

At year-end 2007, there were more than 17,300 CFM56 turbofan engines and 14,000 helicopter turbine engines in service. This growing and maturing installed base harbors excellent prospects for the growth of SAFRAN's spare parts and service businesses. Sales of CFM56 spare parts jumped 36% in 2007, clearly demonstrating the potential of this very profitable business. At December 31, 2007 the service business accounted for 44% of total sales for the Aerospace Propulsion branch and 26% of the total for the Aircraft Equipment business.

Operating income*
(millions of euros)
2007 **706**
2006 465

Net income*
(Group share)
(millions of euros)
2007 **406**
2006 177

Debt
to equity ratio*
2007 **4%**
2006 9%

Cash flow
(millions of euros)
2007 **1,221**
2006 1,003

Orders
(millions of euros)
2007 **14,527**
2006 13514

Employees
(at December 31, 2007)
2007 **63,260**
2006 61,400

Sales*

By branch

■ 49%
Aerospace Propulsion



23%
Aircraft Equipment

13%
Defense Security

15%
Communications

Employees (at December 31, 2007)

By branch

■ 34%
Aerospace Propulsion

34%
Aircraft Equipment



16%
Defense Security

16%
Communications

Sales by region

By region

■ 55%
Europe**



26%
North America

9%
Asia

10%
Rest of the World

Employees by region

By region

10%
Europe (excl. France)

■ 62.5%
France



14%
Americas

7.5%
Asia-Pacific

6% ■
Africa

All financial information is given as adjusted data.

* Includes the Sagem Communications broadband business, divested in January 2008.

** Mostly re-exported by prime contractor customers.

Progress initiatives based on a continuous improvement policy


Action

1

SAFRAN operates in a highly competitive global marketplace, with products generally priced in U.S. dollars. To ensure its long-term viability the Group maintains its competitiveness by conducting a wide array of actions at all levels of the enterprise.

Group-wide improvement initiatives

Cost reduction

Any commercial enterprise has to improve its competitiveness. At SAFRAN, this is essential due to the fluctuating U.S. dollar, which had a highly negative impact on the Group in 2007. A large proportion of our costs are denominated in euros, while a majority of our revenues are in dollars.
This situation creates a dual imperative: we have to reduce our costs and also decrease our exposure to the euro/dollar exchange rate.

At the same time, operating in a market where demand is booming (in Russia, China, India, etc.), the Group must quickly expand our international industrial organization to increase our presence in these regions.

Action V, symbol of progress

For the last 15 years, SAFRAN has been able to adapt to changes in the economic environment. This was made possible because of sound management practices, with a focus on performance. We have come up with timely responses at several critical moments: between 1994 and 1997, for example, with the "return to profit" initiative, from 1997 to 2001 with the "general progress" initiative, and since 2001 with our "Action V" business improvement plan,



designed in particular to improve our productivity. Action V involves all Group companies and all levels of responsibility, from workshops to general management. It is organized in 250 major projects, based on five objectives (see below), along with a number of projects based on innovative ideas from employees.

Action V generated an improvement in operating income of more than 2% in relation to sales in 2007, as in the two previous years, and this trend should continue in the future. Higher productivity is a key to withstanding the impact of the weak dollar and remaining competitive as the market changes.

(1) Action V is deployed throughout the Group, as shown here at Sichuan Snecma Aero Engine Maintenance Company in China.

(2) Assembly of CFM56 modules at Snecma Suzhou, China.

5-POINT IMPROVEMENT PLAN

- Buy better: optimize purchasing by leveraging Group synergies.
- Produce lean: eliminate waste at every level.
- Tailor production organization: rationalize plants and expand to USD zones or low-cost countries.
- Develop faster and less expensively: reduce design costs and development cycles.
- Reduce structural costs: address operating costs.

Progress initiatives based on a continuous improvement policy



Effective actions

To be effective, improvement actions have to be supported by effective management.

Revamped industrial organization
Concrete actions have been launched concerning our production organization, R&D centers and suppliers to anticipate market needs in all regions of the world. A number of actions have been undertaken in terms of production: construction of new plants in the United States (Messier-Bugatti and Turbomeca), China (Messier-Dowty, Snecma and Turbomeca), Mexico (Snecma Services and Messier Services) and Morocco (Teuchos); Sagem Avionics has expanded its facilities in the United States, while production rates have picked up in France (Aircelle and Snecma), Poland (Hispano-Suiza) and India (Snecma).

Lean and Six Sigma
SAFRAN decided to amplify its Lean and Six Sigma initiatives in 2007 by making them major short- and medium-term improvement objectives. "Six Sigma" is a management methodology that aims for continuous improvement in quality and process efficiency. At SAFRAN this methodology is used to improve industrial processes. Lean manufacturing means eliminating all types of waste. For example, operators should not have to waste any time looking for tools or parts. The first Group company to reap the benefits of this approach is Snecma, which has achieved spectacular cost reductions in development and production (see box).

FOCUS ON SAVINGS

The overall aim is a systematic reduction in production cycles, leading to immediate savings because of a decrease in capital employed. For example, it now only takes 16 weeks from the reception of raw materials to the delivery of a complete CFM56 engine to the customer, versus 54 weeks in the past.

At the same time, "moving lines" are now in widespread use, providing a significant decrease in assembly operations. This concept has been applied to the assembly of nacelles for A380 engines, which has reduced the production cycle from 120 to 55 days. Because of this progress, Aircelle can keep pace with the ramp-up in production of the new super-jumbo, while maintaining reliability and offering enhanced flexibility.
For both aircraft engines and equipment, reducing cycles to this degree has generated an average annual decrease in costs of 3%.





Structuring industrial excellence

SAFRAN has set up centers of industrial excellence, grouping all resources needed to design and produce high-tech parts, by integrating design, engineering, quality, production and procurement. The deployment of these centers and their scope of application may change depending on the company involved. Snecma is already reaping the benefits of its five centers of industrial excellence for rotating parts, chambers and structures, accessories and equipment, compressor blades and turbine blades. Sagem Défense Sécurité has launched centers of excellence in three areas, namely infrared, visible optics and inertial guidance. Turbomeca and Aircelle are also participating in this initiative.

SAFRAN Conseil, in-house consulting

Since 2004, the consultants at SAFRAN Conseil have provided invaluable support for Group company improvement initiatives. Here are just a few examples from 2007: improvement of production performance at Aircelle, design of a Lean-Sigma deployment plan at Messier-Dowty, distribution of Group methodologies through the SAFRAN toolbox, support and training for the staff implementing these technologies, etc.

(1) Final assembly of a CFM56. Reductions in production cycles enables the delivery of more than 1,400 engines/year.

(2) Wiring harnesses for the Boeing 787, produced at Labinal's plant in Chihuahua, Mexico.

(3) Assembly of a Boeing 777 landing gear at Messier Services Asia in Singapore.

FOCUS ON RESPONSIVENESS

Reducing development cycles also accelerates our response to market demand, and ensures greater synchronization with other players. For example, the development cycle for an aircraft engine core demonstrator was cut from 32 to 22 months between 1999 and 2006, reducing costs by 30%. The time needed for the development of aircraft brakes is now 18 months, versus 30 months in 2003 – and costs have been cut 20%.

SAFRAN, a major international player

SAFRAN has considerably expanded its international presence, with a larger footprint in both North America and China in 2007. International development is necessary for three main reasons, listed below.

Closer to our customers

Being closer geographically means we can help our customers more quickly. Our aim is to keep pace with the multinational political-economic environment in order to facilitate the conquest of new markets by Group companies. We have also set up win-win partnerships with major engineering schools and universities, enhancing recognition of SAFRAN in different countries and bolstering the local development of competencies needed for Group businesses.

Lower costs

By setting up operations in U.S. dollar-zone countries we can offset the impact of the dollar-euro exchange rate. In addition, operations in emerging countries gives up an opportunity to participate in the economic development of regions offering lower costs than Western Europe. By expanding operations to these countries, SAFRAN not only builds a network of local suppliers, but also moves closer to our customers.



Labinal
United States
Turbomeca & Microturbo
United States
Labinal
Mexico
14%
Messier Services
Mexico


Hispano-Suiza
Poland
Messier Services
China
Headquarters
France
EUROPE
42,800 employees
72.5%
Snecma Services
China
7.5%
6%
ASIA - PACIFIC
3,900 employees
AFRICA - MIDDLE EAST
1,200 employees
Snecma & Messier-Dowty
China
Sagem Orga
India
Labinal
Morocco

Offsets
A number of government contracts now include offset requirements. To win these contracts, previous presence in the area is needed to quickly make all arrangements. In short, local presence is a decisive factor.



NORTH AMERICA

7,500 employees
34 companies, including 7 partnerships

Expanded local production
SAFRAN enjoyed a very prolific year in North America. Sagem Avionics built a new plant in Texas, while the Messier-Bugatti plant in Kentucky was expanded to add production capacity for wheels and carbon brakes, especially for Boeing. Turbomeca launched production with an extension of its plant in Texas and started construction of a plant in Monroe, North Carolina, which will primarily make products for the U.S. Department of Defense. Messier Services Americas inaugurated its new landing gear maintenance, repair and overhaul (MRO) facility in Querétaro, Mexico.

SAFRAN has also established a number of partnerships. For example, Propulsion Technologies International is a Florida-based joint venture between Snecma Services and Airfoils Technologies International. The company has acquired a new site to expand its local aero-engine parts repair business.



INDIA

1,300 employees
4 companies,
including 2 partnerships

New partnerships

The Hindustan Aeronautics Limited (HAL) Dhruv helicopter, powered by two Turbomeca Ardiden 1H engines, made its first flight in 2007. An industrial partnership with HAL culminated in the certification of the Ardiden 1H, which joins the Turbomeca range, already the largest on the market.

There were two other major events in this country last year: the signature of an agreement between Sagem Défense Sécurité and HAL concerning inertial reference systems, and the production startup of Syscom smart cards (Sagem Orga), which will rapidly increase their production rate.



RUSSIA

200 employees
7 companies, including 4 partnerships

Regional jet takes shape

The Sukhoi Superjet 100 regional jet program passed a milestone, as the first aircraft was rolled out in September 2007. This was also a major event for all Group companies contributing to this new aircraft, including Snecma and Hispano-Suiza, which team up with Russian engine-maker NPO Saturn on the SaM146 engine, which made its first test flight at the end of the year.

SAFRAN companies teamed up with their Russian counterparts last year on inertial reference units and infrared cameras, while Snecma Services signed four new engine maintenance contracts with local airlines.

CHINA



2,700 employees*
11 companies,
including 4 partnerships

New plants start operation

Construction of several new plants was completed in 2007 – Snecma and Messier-Dowty in Suzhou, and Turbomeca in Changkong – to boost local production. Sagem Mobiles purchased the stake of partner Bird in their R&D joint venture, which is now wholly controlled by our company. SAFRAN also financed the creation of a new aeronautical engineering school, in partnership with the Beijing engineering school, that opened in September.

* Including 740 at Sagem Communications, which was divested in January 2008.

Research & Technology: innovation and breakthroughs

Technology is a critical aspect of SAFRAN's strategy, and an integral part of our corporate identity. To maintain our current leadership positions and win others, SAFRAN is among the European leaders in Research & Technology spending.

SAFRAN invested 1.4 billion euros in Research & Development in 2007, with 887 million euros of this self-financed, or more than 7% of our sales. To foster greater synergies, we have set up centers of expertise in several key disciplines, including acoustics, materials and processes, power electronics and onboard systems. We also apply a proactive policy of establishing partnerships with prestigious universities and research organizations around the world.

Another important factor for competitiveness is intellectual property: SAFRAN is among the French leaders in patents, with more than 450 patents applied for in 2007.



An extended range of commercial aircraft engines

SAFRAN continues to gear up for the successor to the CFM56, in line with the timetable set by aircraft manufacturers and environmental objectives set by ACARE (Advisory Council for Aeronautics Research in Europe). One project is based on a conventional turbofan incorporating a number of new technologies, such as composite fan blades. This would significantly reduce fuel consumption, noise, weight and total cost of ownership, by capitalizing on current advances. Looking further ahead, Snecma is also proposing certain "disruptive" technologies, including a contra-rotating fan or an open rotor. These concepts hold out the promise of a quantum leap in fuel consumption, but would need more time and effort to realize.

Snecma continued its breakthrough in high-growth segments of the civil aviation market in 2007, by leveraging expertise acquired during the development of other engines. The new SaM146 regional jet engine started flight tests in 2007, while the Silvercrest core demonstrator, featuring a brand-new architecture for a business jet engine, made its first ground tests.

One of the prime focuses of civil aircraft propulsion R&D is of course the environment (see page 46). In June, Snecma successfully carried out tests of a CFM56 using an alternative fuel. SAFRAN is also a founding member of Clean Sky, a Joint Technology Initiative (JTI) approved in December by the Council of European Ministers. The aim of Clean Sky is to reduce aircraft greenhouse gas emissions and noise, in line with objectives defined by ACARE.

Tomorrow's aircraft

SAFRAN is conducting sustained research in other areas of aerospace as well, starting with "more electric" aircraft (see opposite page), as well as weight-saving composite materials. The composite nacelles on the A380, which entered service in 2007, are a good example, as is the composite strut for the Boeing 787's landing gear, with prototypes produced in 2007.

SAFRAN is a leader in navigation and guidance, thanks to the hemispheric resonator gyro (HRG) developed by Sagem Défense Sécurité. This inertial sensor offers very high precision, coupled with competitive cost due to the small number of parts needed. It is the key technology in several applications spanning both civil aviation and defense (for example, the AASM modular air-to-ground weapon).

SAFRAN is the main engine supplier for the Ariane 5 launcher and has supported a production ramp-up with the Vulcain® 2 and HM7B® cryogenic engines. The development of the new Vinci® upper-stage cryogenic engine has passed new milestones, including nine tests that demonstrated its ability to restart in flight.

Leader in biometrics

SAFRAN invests significant amounts in other areas of R&T as well. For example, we plan to maintain our leadership in biometrics,



2

MORE ELECTRIC AIRCRAFT

SAFRAN plays a full-fledged role in the transition towards "more electric" aircraft, already begun with the new-generation Airbus A380 and Boeing 787. The Group is conducting several technology programs in conjunction with aircraft manufacturers, both in France and at the European level. We are also tackling this challenge in-house, through two programs in particular: SPEC (Safran Power Electronic Center), a group-wide center of expertise in this key technology; and AMPERE, designed to optimize the overall architecture for electrical systems.

with research on how to further improve algorithms for fingerprint, iris and facial recognition and identification. Research on facial recognition focuses on access and border control solutions, applications which are now enjoying strong growth. In the future, disruptive technologies such as bio-cryptography could pave the way for the integration of different biometric technologies, resulting in even more powerful and reliable systems to manage the flow of goods and people.

(1) Silvercrest business jet core demonstrator.

(2) Biometric identification using facial recognition technologies.

SAFRAN, a pivotal player in today's leading aerospace, defense and security programs

SAFRAN is a pivotal player in a number of major aerospace, defense and security programs. Group companies, working alone or in partnership with international prime contractors, are world-class suppliers of aircraft engines and equipment. We have amply proven our ability to deliver innovative solutions based on breakthrough or even disruptive technologies.


AIRBUS A380
A380

A380

Entering service with Singapore Airlines in October 2007, the Airbus A380 super-jumbo has already earned an outstanding reputation. Stretching 73 meters long and with a wingspan of 80 meters (240 x 262 ft), the A380 can carry up to 850 passengers over 15,000 kilometers (9,320 miles). Ten SAFRAN Group companies contribute to this aircraft's engines, landing system, wiring, avionics and nacelles – the largest and most silent nacelles ever designed for a commercial jet.




SUKHOI SUPERJET 100

AASM

The AASM modular air-to-ground weapon comprises a warhead fitted with a sophisticated guidance system and a range augmentation kit allowing it to be launched from standoff distance (up to 50 kilometers/31 miles). Designed by Sagem Défense Sécurité, the inertial/GPS guided version of the AASM offers accuracy to within 10 meters, while the infrared version increases the accuracy to the 1 meter class.

787 Dreamliner

The Boeing 787 Dreamliner is designed to consume 20% less fuel than current aircraft in its class. The first version to enter service will carry 210 to 250 passengers to a range of 15,000 kilometers (9,320 miles). More than 850 have been ordered to date, and it will make its maiden flight towards the end of 2008. Eight SAFRAN companies supply systems or equipment for this aircraft, including wiring and landing gear.

Superjet 100

The Superjet 100 regional jet by Sukhoi combines the best of Russian, European and American technologies. Available in 75 and 95-seat versions, it hopes to take a significant share of the growing regional aviation market. The Superjet 100 made its first flight in May 2008.

SAFRAN is a major partner in this program as supplier of the SaM146 engine, equally produced by Snecma and NPO Saturn, as well as the nacelles, landing system and other major equipment items.


DREAMLINER
N787BA

SAFRAN, a pivotal player in today's leading aerospace, defense and security programs

ARIANE 5

Ariane 5, the most powerful launch vehicle ever developed in Europe, is capable of boosting 9,600 kilograms (21,120 lb) into geostationary orbit, and carries the heaviest communications satellites on the market.

As propulsion prime contractor, Snecma provides the Vulcain® 2 cryogenic engine for the main stage, and the HM7B cryogenic engine for the upper stage. It also provides the solid booster motors through Europropulsion, a subsidiary equally owned with Avio of Italy.





NH90

Fourteen countries have already placed more than 500 orders for the NH90 military helicopter. This multirole machine is equally suited to land-based operations, in the tactical transport version, or to naval operations, for anti-submarine warfare or search & rescue missions.

Eight Group companies contribute to this helicopter, as suppliers of: RTM322 engines in partnership with Rolls-Royce, plus the inertial navigation system, wiring, day/night observation system, etc.

SPERWER UAV

Already deployed in daily operations, most notably by the French and Canadian armed forces, the Sperwer is a tactical UAV (unmanned aerial vehicle) designed by Sagem Défense Sécurité. Equipped with a high-performance optronic sensor in a specialized pod, plus a data transmission system, the Sperwer UAV offers flight endurance exceeding six hours. It can transmit highly accurate images day or night.





FELIN

Sagem Défense Sécurité's FELIN integrated equipment suite for infantry soldiers is designed to replace warfighters' current equipment. It enhances protection and effectiveness in all areas: observation, communications, command, coordination and engagement. The French army has already ordered more than 6,000 FELIN systems.



A400M

Nine countries have already placed 192 orders for the Airbus A400M military transport aircraft. The A400M is powered by four TP400-D6 turboprop engines produced by the European consortium EPI (Europrop International), grouping Snecma, Rolls-Royce, MTU Aero Engines and ITP. Nine other Group companies contribute to this "airlifter", in particular as suppliers of the landing system, navigation system, wiring and various assemblies.

Aerospace propulsion: buoyant business

"The Aerospace Propulsion branch set several new growth records in 2007, driven by the booming civil aviation market. Our engines continued to go from success to success, while we passed major milestones in new programs that will ensure the future of our Group. At the same time, our companies continue to focus their efforts on meeting increasingly strict environmental requirements."

Marc Ventre, Executive Vice President, Aerospace Propulsion branch





(1) Final assembly of a CFM56-7, latest in a line of best-sellers designed and produced by Snecma and General Electric.

(2) SaM146 propulsion system by PowerJet (Snecma/NPO Saturn joint venture), powerplant of the Sukhoi Superjet 100, on the open-air test cell at Rybinsk in Russia.

Employees

21,550

Sales

€5,920 million

Sales by market segment


■ 63%
Commercial aircraft engines
16% □
Military aircraft engines
12% □
Helicopter engines
9% □
Rocket propulsion

Markets

Commercial aircraft engines
No. 1 worldwide (mainline jets with more than 100 seats) in partnership with General Electric

Military aircraft engines
No. 4 worldwide

Helicopter engines
No. 1 worldwide

Space engines
No. 2 worldwide in liquid propulsion
No. 1 in Europe for solid propulsion



Aerospace propulsion: buoyant business





Sustained growth in commercial aircraft engines

The commercial aviation market was very dynamic in 2007. SAFRAN operates in three market segments, providing engines for regional aircraft, single-aisle jets and widebody jets.

New records for the CFM56

The CFM56, equally designed and produced by Snecma and General Electric of the United States, continues to be the best-selling engine for single-aisle commercial jetliners. It set a new record in 2007, logging 2,704 orders, compared with the previous record of 2,121 in 2006. More than 22,500 CFM56 engines have been ordered to date by nearly 500 customers.

All CFM56-7B and -5B versions, intended for the Boeing 737 and Airbus A320 families, respectively, are now fitted with the Tech Insertion kit, featuring advanced technologies to reduce maintenance costs and improve environmental performance. Reducing fuel consumption by about 1%, this upgrade means that each aircraft produces some 200 tons of carbon dioxide (CO_2) less per year.

The successor to the CFM56, which should enter service towards 2015-2020, will also be jointly produced by Snecma and General Electric within the scope of CFM. For the last five years, Snecma has been working on the LEAP56 technology program to identify and validate the enabling technologies for the new-generation engine.

Research is focusing on new architectures, new materials, better integration of the powerplant, more efficient parts and perhaps the use of alternative fuels (see page 46, Environment). In June 2007 CFM International carried out a successful first test of a CFM56-7B using a vegetable oil ester type biofuel made from biomass, mixed in a proportion of 30-70 with conventional jet fuel. The aim of this fuel is to reduce CO_2 emissions without having to make any technical changes to engines in service.

GP7200 certified

The main event in the large engine market last year was undoubtedly the certification of the A380 powered by the Engine Alliance GP7200, by both the European Aviation Safety Agency (EASA) and the Federal Aviation Administration (FAA) of the United States. The Engine Alliance is an equal joint venture of Pratt & Whitney and General Electric; SAFRAN companies are responsible for 17.5% of this engine.

Snecma also has a 23.5% stake in the General Electric GE90-115B engine, which entered service in 2004, and is the exclusive powerplant for the Boeing 777-300ER and 777-200LR.

The Boeing 777 is now the world's best selling long-haul widebody jet, with over 1,000 ordered to date.


EUROPROP



(1) CFM56-7B during acceptance tests at Snecma.

(2) Assembly of the high-pressure compressor of an Engine Alliance GP7200, intended for the Airbus A380.

(3) TP400-D6 turboprop on the open-air test cell at Snecma's Istres facility.

(4) The PowerJet SaM146 (Snecma/NPO Saturn), which will power the Sukhoi Superjet 100 regional jet.

New markets

Snecma designed and developed the SaM146 regional jet engine in conjunction with Russian engine-maker NPO Saturn, through their joint venture PowerJet. First tests of the SaM146 on an IL-76 flying testbed were carried out in November 2007, successfully. This engine is designed for regional jets, starting with the Superjet 100, the brand-new aircraft built by Sukhoi Civil Aircraft. Several other Group companies provide systems or equipment for this aircraft, including Aircelle, Hispano-Suiza and Messier-Dowty.

To further extend its range, Snecma has built a core demonstrator of the new Silvercrest business jet engine (see below).

Military aircraft engines: propellers make a comeback!

Through the European consortium Europrop International GmbH (EPI), Snecma is a partner in the new TP400-D6 turboprop engine that will power Europe's future military transport, the Airbus A400M. The engine to be tested on a C-130 flying testbed was delivered at the end of 2007, and since then the four engines intended for the first A400M have been delivered to the final assembly line in Seville, Spain. More than 750 TP400M engines will be produced in the coming years to power the 192 A400Ms ordered to date.

The M88 engine powering the Rafale multirole fighter also passed several milestones in 2007. Snecma completed its M88 ECO technology program, meeting all original goals. The test engine logged more than 150 hours of simulated altitude testing at the CEPr test center, and the equivalent of 1,800 hours of flight under mission conditions. Based on these developments, Snecma submitted a complete proposal to the French government, called the "Total Cost of Ownership Package" (or *Pack CGP* in French). This package will enable Snecma to better meet expectations by offering parts lifespans and engine maintenance costs that meet world-class standards.

SILVERCREST, STATE-OF-THE-ART ENGINE FOR BIZJET MARKET BREAKTHROUGH

The Silvercrest program passed a critical milestone in 2007 with the first ground test of its core (high-pressure section). Snecma is gearing up to enter the market for super-midsize and large business jet engines, thus diversifying its scope of business in a fast-growing market.

Aerospace propulsion: buoyant business




TO REMOVE
TO REMOVE

Full speed ahead for helicopter engines

Turbomeca, the world leader

Turbomeca is the world leader in the helicopter engine market, with a 42% share. It continued to enjoy very strong growth in 2007, as orders have doubled over the last ten years. In 2007, Turbomeca delivered 1,177 engines, 27% more than in 2006.

Last year also saw certification by the European Aviation Safety Agency (EASA) of the Ardiden 1H, a 1,200 shaft horsepower (SHP) turbine jointly developed and produced with Indian company HAL for the Dhruv twin-engine helicopter.

Moving up in the power range, different versions of the Makila power the Super Puma and EC225/725 helicopter families. Through two jointly produced engines, Turbomeca also holds a leading role in the heavy helicopter market. The MTR390, produced in collaboration with MTU and Rolls-Royce, powers the Eurocopter Tiger combat helicopter. The RTM322, a joint effort with Rolls-Royce, powers the NH90 military helicopter, AW101 tri-engine machine and the WAH-64 Apache combat helicopter.

ARRIEL, UNPRECEDENTED SUCCESS

Twenty-eight different versions of the Arriel turboshaft engine have been developed since its introduction. This engine family boasts unprecedented success, with more than 7,700 sold to over 1,300 customers in 110 countries, and 23 million hours in flight.

A successful year for rocket engines

Ariane 5 carried out six missions in 2007, all successful. The European launcher set a record in November, boosting two satellites weighing over 8,700 kilos into geostationary transfer orbit. Through the Europropulsion consortium, Snecma Propulsion Solide participates in the production of the two solid rocket motors for Ariane 5, while Snecma provides two cryogenic engines: Vulcain® 2 for the main stage, and HM7B® for the upper stage.

Snecma is also participating in the Vega light launcher program. The P-80 first-stage engine successfully passed its second firing test on December 4, 2007, and the launcher is expected to start commercial service in 2009.





MOLDOVA

(1) Exhausts on the two MTR390 engines powering the Eurocopter Tiger helicopter.

(2) Vulcain® 2 cryogenic engine for the Ariane 5 ECA main stage.

(3) Removal of a CFM56-5B powering an Air Moldova Airbus A320 for inspection, within the scope of an EMOS contract (Engine Maintenance On Site).

Another major event in this sector was the qualification of the solid rocket motors for the second and third stages of the new M51 ballistic missile, which will be deployed by nuclear submarines such as Le Terrible.

Jump in spare parts sales

Along with its vast range of products, SAFRAN has developed an extensive service offering to support the fast-expanding installed base. At the end of 2007, about 18,000 CFM56 turbofans and 14,000 helicopter engines were in service worldwide.

Spare parts and services are a major source of revenue for Group companies, and will be even more so in the future. These are recurring revenues, since engines will always need overhauls and spare parts. In 2007, CFM56 spare parts sales jumped 36%.

Engine MRO specialist Snecma Services is offering increasingly complete service packages to maintain its leadership, giving airlines better control over their maintenance costs and supporting fleet management. Services are less subject to economic cycles than the sale of original equipment, and have become an essential part of our future development strategy.

Aircraft equipment shifts into high gear

"The ramp-up in SAFRAN equipment production was confirmed in 2007. Older aircraft are being refitted, or simply replaced, and this trend often benefits Group companies. Our success is due to our advanced technologies, which deliver added value to airlines and their passengers. Our dynamic business performance is also due to our ability to create a distinctive difference, based on technological synergies between our many companies."

Yves Leclère, Executive Vice President, Aircraft Equipment branch



(1) Final assembly of a Boeing 787 main landing gear at Messier-Dowty's plant in Everett, Washington (USA).

(2) Airbus A380 wiring by Labinal.

Employees

21,240

Sales

€2,703 million

Sales by market segment



45%
Landing systems
26%
Engine equipment, nacelles, thrust reversers
22%
Electrical systems
7%
Other

Markets

Landing gear
No. 1 worldwide

Wheels and carbon brakes
No. 1 worldwide (mainline jets with more than 100 seats)

Aircraft engine nacelles
Top two worldwide

Power electronics
A world leader

Aircraft wiring
A world leader



Labinal
Groupe SAFRAN

Aircraft equipment shifts into high gear



1



Value-added for customers

One of the main strategic objectives for the Aircraft Equipment branch is to deliver added value to its customers. Branch companies were market leaders in 2007: No. 1 worldwide for landing gear, wheels and carbon brakes and associated systems, engine control systems and power transmissions and wiring; No. 2 worldwide for nacelles and thrust reversers.

Consolidating leadership positions

The number of aircraft in revenue service with SAFRAN systems and equipment grew by 9%, twice the rate of the average growth in the global fleet. The Aircraft Equipment branch is expanding its market due to equipment replacement contracts for aircraft that it did not originally supply, such as carbon brakes for the 737 Next-Generation family, Boeing's best seller. Other aircraft arriving at end of life, such as the Boeing 727, MD-80 and DC-10 (formerly McDonnell Douglas), are being replaced by new Airbus and Boeing jetliners, for which SAFRAN is a major supplier. SAFRAN's success as an equipment supplier on major new aircraft, including the Airbus A380 and A350, and the Boeing 787 Dreamliner will bolster this trend.

SAFRAN's selections on these new aircraft reflect the Group's ongoing quest for innovative technological solutions that generate value for both operators and end-users. These advances are made possible by the Group's size and a culture that fosters technological synergies between its companies.

The branch's earnings were impacted by the euro/dollar exchange rate in 2007, since most revenues are in weaker dollars, while most costs are in euros. Also impacting earnings last year were investments in R&D and industrial facilities for the continued development and ramp-up of the Airbus A380, Boeing 787, Airbus A400M, and Sukhoi Superjet 100 programs. In less than four years, annual production of the A380 will jump from 0 to 47 aircraft, while the Boeing 787 will go from 0 to 100.





(1) A380 nose landing gear, by Messier-Dowty.

(2) Test rig for the Airbus A400M landing system, at Messier-Dowty's Vélizy plant.

(3) Boeing 787 nose landing gear, built by Messier-Dowty and Messier-Bugatti.

SAFRAN, a supplier to all major aircraft

Working with aircraft manufacturers, and often the airlines as well, companies in the Aircraft Equipment branch are suppliers to all major current aircraft programs. In an especially noteworthy development, SAFRAN has been selected as a supplier for two direct competitors: Boeing 787 and Airbus A350 (see details below).

A preferred partner to Airbus...

The Airbus A380 super-jumbo entered service in 2007, and is fitted with a number of systems made by SAFRAN companies. For the Aircraft Equipment branch alone, no less than six companies supply systems or equipment for this landmark aircraft. Aircelle makes the nacelles for both engines offered on the A380 (Rolls-Royce and Engine Alliance), while Messier-Dowty makes the nose landing gear, Messier-Bugatti the braking system and Labinal the wiring. These companies provide a total of $15 million worth of equipment on each aircraft, including $10 million for the nacelles alone. This is the first time that nacelles of this size are made of all composite materials, which reduce aircraft weight, while also providing a spectacular improvement in acoustic performance. Aircelle delivered 11 complete nacelles in 2007.

On the Airbus A400M, the first large military transport made by the European manufacturer, SAFRAN produces the entire landing system. Selected in 2004, Messier-Dowty manages all design, development, production, integration and support – the first time an aircraft manufacturer has given a single supplier responsibility for the entire system. Messier-Dowty inaugurated a dedicated new test center in October 2007, built in collaboration with Messier-Bugatti.

The Airbus A320 is the most important program for the Aircraft Equipment branch, with a monthly production rate of 32 aircraft – representing monthly revenues for the branch of $75 million. Messier-Dowty delivered 367 A320 landing gear sets to Airbus in 2007.

DOUBLE PLAY: MESSIER-DOWTY SELECTED BY BOTH AIRBUS AND BOEING

For the first time, Messier-Dowty landing gear have been chosen for two direct competitors, the Boeing 787 and Airbus A350. In 2007 Messier-Dowty delivered the first production landing gear for the 787 Dreamliner. Last December Messier-Dowty was officially selected as supplier of the main landing gear for Airbus' competing A350XWB long-range, medium-capacity widebody twinjet, expected to enter service in 2013. Deliveries of A350 landing gear should start in early 2011.

Aircraft equipment shifts into high gear





... and Boeing

The Boeing 787 landing gear produced by Messier-Dowty features new materials and surface treatments, such as titanium components and the HVOF (High Velocity Oxy-Fuel) process, which is friendlier to the environment that conventional chrome-plating. The main innovation is the incorporation of a composite landing gear strut – a world first. Prototypes were developed in 2007 using the resin transfer molding (RTM) process. Made of a resin-impregnated woven composite, these struts replace the traditional metallic parts. Snecma originally developed this technology for jet engine fan blades.

Messier-Bugatti scored a major victory in 2007, with its selection as carbon brake supplier on the Boeing 737 NG (Next-Generation) family, the world's best selling airplane (see box opposite).

Delivery to Sukhoi

In 2007 Messier-Dowty delivered the landing gear for the first Sukhoi Superjet 100 regional jet to the assembly line in Komsomolsk-on-Amur in Russia. Three other companies in the branch were selected as suppliers on this aircraft.

CARBON BRAKES FOR THE BOEING 737

Messier-Bugatti pioneered a technological breakthrough more than 20 years ago when it introduced carbon brakes on mainline commercial jets, previously limited to conventional steel brakes. Ironically, the best-selling Boeing 737NG was the last major aircraft program not to opt for this technology. But that changed in 2007, and all aircraft in the B737 Next-Generation family can now enjoy the benefits of these brakes, not only new aircraft, but also those already in service, amounting to several thousand aircraft. No modifications are needed, because the carbon brakes are simple replacements for the older steel models.





(1) Boeing 787 wiring being assembled at Labinal's plant in Chihuahua, Mexico.

(2) Airbus A380 nacelle undergoing "podding" at Aircelle.

(3) The new Messier-Bugatti carbon brake designed to replace steel brakes on the Boeing 737.

Expanding operations

Already a global player, SAFRAN constructed a number of new production plants in 2007 to meet growing demand due to air traffic growth, as well as to move closer to its customers.

Americas

In April 2007, Messier-Bugatti started the construction of an extension to its plant in Walton, Kentucky, dedicated to wheel and brake production. The expanded plant will help it keep pace with business growth in the United States. By January 2008, Messier-Bugatti USA was able to deliver its first wheel and carbon brake shipset to the U.S. Air Force for the KC-135 Stratotanker in-flight refueling aircraft. Messier-Bugatti's new plant will also make wheels and brakes for the C-17 Globemaster III military transport, and for several Boeing commercial airplanes, in particular the 777-300ER and 777-200LR.

In January 2007, Messier Services Americas finished the construction of its new landing system MRO facility in Querétaro, Mexico. Subsequently, this facility was certified by both the Federal Aviation Administration (FAA) of the United States and the European Aviation Safety Agency (EASA).

Poland, Morocco, China

Hispano-Suiza Polska has finished the third phase of construction for a facility dedicated to the production of mechanical subassemblies for power transmissions.

In Casablanca, engineering and consulting firm Teuchos opened a new facility that joins six other Group facilities in Morocco.

Messier-Dowty finished the construction of a second landing gear equipment plant in Suzhou (near Shanghai), China, which subsequently started operation.

At the heart of defense and security technologies

"SAFRAN's Defense Security branch, which operates in both civil and military markets, was reorganized in June 2007 into two lead companies, Sagem Défense Sécurité and Sagem Sécurité. Both generated very dynamic results last year. Sagem Défense Sécurité confirmed its world leadership in helicopter flight controls, and passed major development milestones in significant programs, including the FELIN soldier modernization program and the AASM weapon, which received technical qualification this year. Sagem Sécurité posted a strong rise in business, with sales growing by over 20%."

Jean-Paul Herteman, SAFRAN CEO and head of the Defense Security branch


SAGEM


Sagem Sécurité
MorphoEPass
SAMPLE

(1) AASM missiles mounted on the Dassault Aviation Rafale fighter.

(2) Access control based on multibiometric identification (fingerprint, facial and iris recognition) increases security at airports and other high-value zones.

Employees

9,920

Sales

€1,548 million

Sales by market segment


■ 40%
Security
33% □
Navigation and aircraft systems
27% □
Optronics and air-land systems

Markets

Helicopter flight controls
No. 1 worldwide

Inertial navigation
No. 3 worldwide
No. 1 in Europe

Optronic systems
No. 1 in Europe

Tactical UAV systems
No. 1 in Europe

Fingerprint biometrics
No. 1 worldwide

Very-high-performance space optics
No. 1 worldwide


SPECIMEN

and security technologies





SAFRAN's defense businesses are grouped in the company Sagem Défense Sécurité, which supplies navigation, optronics and avionics products and services for air, land and naval forces. Nearly 60% of the company's sales are generated outside of France. On July 1, 2007, the company was reorganized in two divisions: Sagem Avionics and Sagem Optronics and Defense.

Avionics and navigation equipment for all applications

The Sagem Avionics division develops and produces a range of equipment used for a wide variety of applications on all civil and military platforms, including airplanes, helicopters, guided weapons, surface vessels, submarines and land vehicles.

From helicopters to jumbo-jets

SAFRAN is a long-standing supplier to major helicopter manufacturers. In 2007, Texas-based subsidiary Sagem Avionics unveiled a modernized Integrated Cockpit Display System (ICDS) for the Bell "Huey". The Airbus A380 super-jumbo jet entered service last year with its Network Server System (NSS) developed by Sagem Défense Sécurité. Designed to manage all non-critical data for the aircraft (outside the flight deck), the NSS performed flawlessly as the super-jumbo entered service.

Sagem Défense Sécurité designed the GPS Air Data Inertial Reference System (GADIRS), which is the primary navigation sensor for the new A400M military transport. This system harbors excellent dual technology potential (civil/military), which would enable Sagem Défense Sécurité to offer competitive inertial navigation solutions in the commercial aviation market.

AASM production under way

Sagem Défense Sécurité is also developing the AASM modular air-to-ground weapon system. Two conclusive qualification firing tests of the basic version, combining inertial and GPS guidance, were carried out in April and June 2007. A first firing test of the advanced infrared version was successfully performed in July, followed by a second test to complete industrial validation. Production of the AASM was subsequently launched.

Optronics and defense: supporting the transformation of the combat environment

The European leader in inertial and optronic systems, the Sagem Optronics and Defense division won a number of new contracts last year from both armies and navies.





(1) FELIN *(Fantassin à équipements et liaisons intégrés)*, an integrated equipment suite for infantry soldiers.

(2) A multifunction control panel by Sagem Avionics Inc. on a Eurocopter AS350 helicopter deployed by the Los Angeles Police Department (LAPD).

(3) Integration of Sperwer UAVs at Sagem Défense Sécurité.

Sperwer UAV on duty in Afghanistan and Kosovo

Sagem Défense Sécurité is the European leader in tactical UAV (unmanned aerial vehicle) systems, and has delivered its Sperwer system to several countries. Canadian and Dutch forces have been using the Sperwer daily in Afghanistan since March 2006. The pace of operations accelerated even further in 2007, with over 600 sorties. The French version of this system, designated SDTI, was deployed by the French army in Kosovo to support peacekeeping operations.

Detection and protection at sea

Sagem Défense Sécurité signed a contract with Eurocopter in June 2007 to supply OLOSP optronic systems for the AS565 Panther helicopters deployed by the French navy. Malaysia ordered Vigy 10 Mk 3 optronic systems for the ships deployed by its coast guard. Sagem Défense Sécurité also signed a contract as prime contractor for the DAS surface detection system to be deployed on France's upcoming Barracuda class nuclear attack submarines. Another major contract was signed for the development, production and support of the NGDS (New Generation Dagaie System) self-defense system to be installed on the first eight European Multi-Mission Frigates (FREMM) to be deployed by the French navy.

Partnerships to expand the scope of business

Sagem Défense Sécurité's strategy is to form joint ventures to seize development opportunities in growth regions. For example, it signed two agreements for feasibility studies with Russian companies: Ural Optical & Mechanical Plant (UOMP) for infrared cameras, and Ramenskoye Design Company (JSC RPKB) for inertial navigation. In addition, Sagem Défense Sécurité signed a similar agreement in India with Hindustan Aeronautics Limited (HAL) concerning inertial navigation and autopilots.

FELIN AND THE DIGITAL BATTLESPACE

Sagem Défense Sécurité is prime contractor for the FELIN soldier modernization program. In 2007 it delivered the first systems to the French army for technical and operational assessment. Working with EADS Defence & Security, Sagem Défense Sécurité also won a contract to develop a prototype for a similar Swiss program, IMESS. In October, Sagem Défense Sécurité participated in the Phoenix trial to test equipment in the digital battlespace.

and security technologies



1



SAFRAN's security businesses are grouped within the company Sagem Sécurité and its subsidiaries. This is a strong growth sector, since demand for protection of people and goods is skyrocketing in this changing and uncertain world. Governments in particular have to address this requirement, and are seeking increasingly reliable solutions.

World leader in biometric security solutions

The solutions developed by Sagem Sécurité, the world leader in biometric identification, are used to manage individual rights, whether citizens (ID, voter or healthcare cards, passports) or travelers (immigration, political asylum, etc.). They can also be used for access control, both physical access (high-value zones, airports, buildings, etc.) and logical access (online, terminals, etc.).

Passengers

The growing security market is clearly reflected in strong demand for passenger control systems. This trend was confirmed in 2007, as three Sagem Sécurité solutions, based on different biometric technologies, were deployed during the year: the Pegase experimental automated access control system in France, SmartGate in Australia, and IRIS (Iris Recognition Immigration System) in the United Kingdom. More recently, both Oman and Jordan have chosen the IRIS system as well (see below).

Recognized identity solutions

In Morocco, Sagem Sécurité teamed up with the m2m group and Attijari Capital Risque to win a contract for the production of 12 million secure driver licenses and registration papers over a period of seven years. The company won other major contracts in this sector last year, including in the United Kingdom, United Arab Emirates, Bahrain and Venezuela. In France, Sagem Sécurité started digitization of the photo on the new-generation Vitale healthcare system card.

Over the years, Sagem Défense Sécurité has developed recognized expertise in the data processing systems used with fingerprint recognition terminals. The company's Automated Fingerprint Identification Systems (AFIS) play an essential role in proving the operational reliability needed to establish confidence in today's biometric systems.

BORDER CONTROL

Sagem Sécurité has been chosen to supply Iris Recognition Immigration Systems (IRIS) to Oman and Jordan. These systems will be deployed at more than 100 sites, most at border stations and in airports. Both countries will be deploying a highly reliable system that ensures real-time identity control at their borders. Sagem Sécurité also won new contracts in the United Kingdom and France to ensure the secure delivery of biometric visas.



(1) Biometric passport.

(2) Sagem Orga smart card production plant in India.

(3) Multibiometric identification (fingerprint, facial and iris recognition) enhances security for access to high-value zones such as airports.

Diversification

In addition to providing complete identification and control solutions, Sagem Sécurité enjoyed success in other markets as well.

Gaming and biometric terminals
Sagem Sécurité is the leading manufacturer of gaming terminals in Europe, with 100,000 units delivered or on order. It signed several new contracts in 2007, with pari-mutuel betting organization PMU in France, with the Hong Kong Jockey Club in China and with Loto-Québec in Canada.

In the biometric terminal sector, the American government certified Sagem Sécurité's MorphoAccess 120WTM biometric terminal for physical access control, based on fingerprint recognition. This is the first certified biometric access control terminal, and is capable of reading the data on a PIV (Personal Identity Verification) card.

Road safety
Five hundred fixed and mobile Mesta speed control radar units were deployed along French roads in 2007, helping reduce the national mortality rate. France's national police force also continued its trials of the vehicle-mounted LAPI automatic license plate reader.

Two subsidiaries, two major events

There were two main developments among Sagem Sécurité's subsidiaries: the linkup of Sagem Monetel with Ingenico, and the return to profit of Sagem Orga's smart card business.

Electronic payment: birth of a world leader
At the end of the year, Sagem Sécurité and Ingenico finalized the merger of their electronic payment solutions businesses. This link-up will combine the distinctive technologies offered by Sagem Sécurité with Ingenico's impressive sales network, forming the world leader.

Sagem Sécurité is now the leading shareholder in the expanded Ingenico. Using both the Ingenico and Sagem Monetel brands, the company offers the best range of products, unrivaled technological expertise, the largest distribution network and leadership positions in a number of markets.

Smart cards: recovery on schedule
SAFRAN's smart card business, primarily concerning Sagem Orga GmbH and its subsidiaries, posted a fast, in-depth recovery in 2007, as orders rose 33% and sales climbed 24%. The business swung back to the black starting in May 2007.

An exciting new product was launched towards the end of the year, the YpsID-e digital authentication device.

2007, a year of transition

"2007 was a year of transition for the Communications branch. Our businesses were divided into two companies, one dedicated to mobile communications and the other to broadband. The recovery measures applied in 2006 enabled our broadband business to immediately return to profit and stay in the black throughout the year, while we refocused our mobile communications strategy. However the branch harbors few synergies because it is outside the Group's core business. We have therefore undertaken a gradual withdrawal strategy, seeking the best industrial, commercial and social conditions. At the end of the year, we divested our broadband business."

Xavier Lagarde, Executive Vice President, Communications branch.



Alcatel-Lucent
SAGEM



(1) Femto Cell 3G, a fixed-mobile convergence platform.

(2) My511X, the first touch-screen mobile phone by Sagem Mobiles

2

Employees

9,880

Sales

€1,832 million*

Sales by market segment


■ 64%
Broadband
36% □
Mobile

Market

Mobile phones

No. 6 worldwide

* Includes the Sagem Communications broadband business, divested on January 25, 2008.



2007, a year of transition





THE ENGINEERS OF
COMMUNICATION
PORSCHE DESIGN
PORSCHE DESIGN

Broadband communications swings back to black

SAFRAN's broadband communications business, consolidated within Sagem Communications, includes four main product families: printing terminals, residential terminals, digital TV set-top boxes and the "systems and partnerships" family. Spurred by a dynamic recovery plan this business has returned to profit. From an operating loss of 22 million euros in the first half of 2006, the business posted EBIT of 27 million euros in the second half of the year, and 45 million euros in 2007.

Sagem Communications refocused its business on the most profitable market segments, divesting its HD TV business and the color multifunction inkjet printer segment. At the same time, it developed its set-top box and ADSL terminal segments.

Sales volume on the rise

The number of professional printing terminals shipped rose significantly in 2007, to 1.603 million, primarily driven by the professional fax department. Sales of digital set-top boxes once again posted strong growth, increasing to 2.404 million units during the year. Sagem Communications became the European leader in this segment in 2006, especially in MPEG4 technology, and confirmed its leadership in 2007. Residential access terminals experienced a sharp downturn, due to the slowdown in the entry-level market segment, and the termination of low-margin products. However, sales of residential gateways increased.

A NEW SHAREHOLDER, THE GORES GROUP

Despite the successful recovery plan, starting in 2006, and renewed dynamic growth, the broadband business did not offer the critical mass necessary for long-term viability. SAFRAN therefore sought to identify partners capable of providing new development prospects. It finally opted for an investment fund specialized in the high-tech and telecom sectors, The Gores Group. This group's aims were in synch with those of SAFRAN, namely to expand the company's business and maintain its integrity within the scope of an industrial and social plan. The investment firm clearly announced its intention of forming a world leader in broadband communications and household convergence solutions. It also made a commitment to making Sagem Communications the core of its consolidation strategy for the broadband market. After completing the transaction, which had started at the end of 2007, this business was officially transferred to The Gores Group. The SAFRAN Group retained a 10% stake in the new entity. In addition, the company's employees maintain a significant share, since they are the second largest group of shareholders.



my Sport
LANDS OF RUGBY
Oxbow
Oxbow

(1) MF 5461 multifunction printer, including photocopy, fax and integrated color scanner.

(2) Porsche Design mobile phone, developed and fabricated via an ODM agreement.

(3) Oxbow mobile phones, developed in partnership with this brand.

(4) Sagem's classic my721X So Ice mobile phone.

Cordless phone sales also increased in 2007, reaching 1.568 million units. The company signed a strategic partnership with Alcatel-Lucent concerning the co-development of a fixed-mobile convergence solution, leading to a contract from Vodafone for the "Femto Cell" 3G convergence solution.

Mobile phone strategy refocused

Sagem Mobiles is recognized as the leader in mobile phone quality and reliability, as well as for its close relations with European operators. Following an especially difficult first six months, the business rebounded. This was in large part due to a focus on higher value-added markets and the launch of new products offering innovative, attractive designs – such as the my150X-my220X-Vodafone 226 family, which chalked up nearly 4 million sales during the second half of the year.

ODM strategy

Sagem Mobiles decided to initiate an ODM business (Original Design Manufacturer), which involves the development and production of a product on behalf of another manufacturer or operator, and under their brand name. This strategy calls on Sagem Mobiles' proven technological expertise and offers access to considerable production volume for economies of scale.

The company's ODM business grew in 2007, with the supply to Vodafone of an exclusive branded product and the signature of a major agreement with Sony Ericsson, that should lead to large-scale deliveries starting in the second half of 2008. A line of telephones in partnership with trendy or luxury brands such as Roland-Garros, Lulu Castagnette and Porsche Design was launched in a number of countries.

Sagem Mobiles also delivered its first products for the convergence market. Building on its long experience in mobile phones and broadband communications, Sagem Mobiles plans to carve out a strong position in this market. For example, in 2007 it launched the my419X, incorporated in Orange's Unik subscription plan, a package offer including the Livebox router and a mobile phone.

Simplified industrial organization

In January 2007, the 50/50 Chinese joint venture between Bird and Sagem Mobiles became a wholly-owned Sagem Mobiles research & development company called Sagem Mobiles R&D Ningbo. The production joint venture in China followed the same path in June 2008.

Sagem Mobiles posted significantly improved results in the second half of 2007. However, operating in a market dominated by specialized players with global critical mass, this business's future probably lies outside the Group. SAFRAN is therefore considering a solution for Sagem Mobiles similar to that applied to Sagem Communications, to enable it to continue along a growth path.

Protecting the environment, a constant challenge

SAFRAN addresses the imperative of environmental protection by acting at all levels. As a good corporate citizen, we continue to invest to offer products that are kinder to the environment throughout the life cycle, from design and production to operation and end-of life.

Building green products

SAFRAN undertakes a significant research effort to develop products that are friendlier to the environment. This effort is in line with the objectives set by ACARE (Advisory Council for Aeronautics Research in Europe), and addressed since 2000 by major research programs funded by the French government and the European Commission. The aim is to reduce carbon dioxide (CO_2) emissions by 50%, nitrogen oxide (NOx) emissions by 80% and aircraft noise by 50% by about 2020. One of the main channels to achieve these objectives is the Clean Sky Joint Technology Initiative (JTI), approved by the Council of Ministers in December 2007.

SAFRAN's R&T teams are working on innovative solutions and breakthroughs (see chapter on R&T, page 18) to reduce jet engine noise by 6 decibels and fuel consumption by 20% – the main factor in reducing CO_2 and NOx emissions.

1


1er essai juin 2007
Biocarburant
First test June 2007
Biofuel

(1) First test of a CFM56-7B using a biofuel (ester-based, mixed with regular jet fuel), on June 12, 2007.

(2) SAFRAN University has finalized its managerial training course designed to raise awareness of environmental issues.

Biofuel engine test

SAFRAN is taking an active role in research on alternative fuels, that should make a significant contribution to reducing our dependence on traditional fossil fuels. The Group is a major player in the research programs INCA (advanced combustion) and VITAL (greener aero-engines). Snecma, through its equal joint venture with General Electric, carried out conclusive tests of biofuels on a CFM56-7B engine in June 2007.

A number of SAFRAN companies also participated in the European research program Silence(R), dedicated to reducing engine noise, which generated initial results at the end of 2007.

The "green" design approach goes beyond the production and operation of the product, and should encompass end-of-life as well. That's why SAFRAN, through our subsidiary Snecma Services, was one of the founders of a new company dedicated to aircraft dismantling and recycling at end-of-life: Tarmac Aerosave. The overall aim is to show that by 2015, some 85% of an aircraft's parts can be recovered, recycled and reused, safely and under environmentally-friendly conditions. SAFRAN also helps identify best practices in this sector, as a member of the Aircraft Fleet Recycling Association (AFRA).

Green production processes

From the environmental standpoint, production processes are as important as the products themselves. SAFRAN continued to apply a proactive environmental policy at all sites in 2007. For example, we were able to reduce our energy consumption even while production increased.

We also applied major measures to reduce fuel consumption during engine tests. Since tests of engines at Snecma use large amounts of jet fuel, the company developed computer modeling of these tests to achieve a significant reduction in fuel requirements.

Significant drops in energy use

Sagem Défense Sécurité facilities logged major savings in both energy (11% decrease in electricity use) and water (up to 37% decrease).

Progress in environmental issues also depends on training. SAFRAN University launched a specific managerial training course in this area in 2006. The course reached "cruise speed" in 2007, thus extending the reach of our Health, Safety and Environment policy, and further energizing this policy which is already widely applied throughout the Group.

A study on the toxicity of carbon-carbon particles, launched back in 1997, was completed in 2007. Carried out in partnership with the French Institute of Research and Safety (INRS) and Pierre-and-Marie Curie University, this study will result in an international publication.

2

Reflecting the same focus on anticipation, SAFRAN deployed an in-house application last year to track the exposure of its personnel to potentially hazardous substances. The application is dubbed TESSE, the French acronym for Traceability, Evaluation, Health, Safety, Environment.

To meet requirements for the new European regulation REACH (Regulation, Evaluation and Authorization of Chemicals), SAFRAN has set up an organization designed to satisfy these new environmental and health regulations related to chemical substances.

We also launched an experimental evaluation of our carbon footprint at three pilot sites to define a strategy for the management of greenhouse gases and identify paths to progress. In 2007, we also intensified the identification of accident precursor elements, which grew by 38% compared to the previous list.

Attracting and training talented people, and forging teams

From the human resources standpoint, we had three top priorities in 2007: recruit and integrate talented young people; continue to build a shared foundation of social benefits; and support people as the Group evolves.

(1) SAFRAN invested an average of 3.8% of its payroll in training in 2007.

(2) A thousand newly hired or promoted managers take part in SAFRAN Discovery Days every year.



New hires

Our hiring policy ensures the Group's long-term development. In 2007, we recruited some 2,600 new employees, including about half engineers and management, 25% women and 60% under 30 years old. At December 31, 2007, SAFRAN had a total of 63,262 employees, of which 37% were located outside France. To burnish our image with potential hires, SAFRAN launched a communications campaign focusing on our HR policy.

Every year, SAFRAN organizes the now traditional "Discovery Days" to integrate new employees. This two-day convention generally welcomes about one thousand young engineers and management staff, either newly hired or newly promoted. "Discovery Days" presents an unexcelled panorama of the Group and its strategic objectives.

The Group has also set up a specific site in its extranet to support the integration of new staff, by providing basic information, explanations and contact details within SAFRAN.

Enhancing competencies

SAFRAN spent an average of 3.8% of payroll on training in 2007, a figure that reached nearly 5% in some companies. The Group has defined three priority objectives to ensure the ongoing improvement of skills and expertise: technological skills, managerial skills (including an international approach to keep pace with globalization), and pure business skills, i.e., focused on customers and economic performance.

Along with this approach, SAFRAN has established its own university, providing some 73,000 hours of training in 2007. SAFRAN University offers specific training courses, often in conjunction with top business schools, that address the Group's strategic objectives. A total of 2,400 managers took these courses in 2007, a 41% increase over the previous year.

Ongoing dialog

SAFRAN signed a number of agreements with employee representative bodies in 2007, reflecting our commitments and corporate citizenship. Agreements at company level concerned gender equality in the workplace as well as compensation for harsh work. At Group level, negotiations continued to move forward on a general personal protection scheme and a European work's council. The aim of these negotiations is to build a common foundation for social benefits across the SAFRAN Group.

During 2007, we also created a special unit to facilitate the hiring of disabled workers, promote equal opportunity and change attitudes towards the disabled. Several actions were launched, based on a network of correspondents within the companies. The Group also carried out an in-house diagnosis of the hiring situation for disabled persons, which should shortly lead to a first agreement with the French government agency that manages funds for the hiring of disabled persons.


SAFRAN
16 ET 17
OCTOBRE
2007

2

Anticipating the future

Since an industrial group the size of SAFRAN is, by definition, constantly evolving, all companies have undertaken negotiations on forward-looking career and skills management to build solid foundations for the future. The aim is to anticipate changes in jobs and skills, based on current socio-economic data.

Measures to support mobility are also gradually being harmonized, and a special "Mobility Charter" has been drawn up to benefit from the exceptional scope offered by SAFRAN in terms of career and skills development. For example, more than 400 employees took advantage of inter-company transfer provisions in 2007.

To further enhance its visibility, SAFRAN participated in a number of school forums and also holds seats on some of their boards. SAFRAN welcomed nearly 1,000 young people in work-study programs and apprenticeships in 2007, along with 1,400 interns.

SAFRAN, spreading corporate influence beyond industry

SAFRAN greatly expanded its patronage activities in 2007, which were anchored in three main objectives: a multifaceted approach, long-term commitment, and combining a social and cultural approach.



1

(1) The concert by the Musiciens de la Prée orchestra at the Gaveau concert hall in Paris, as part of the Seasons of Solidarity series in partnership with SAFRAN.

(2) SAFRAN, in partnership with the Secours Populaire charity organization, invited over 300 people from disadvantaged areas to visit the Group's Aerospace Museum.



2

Diversified resources

Various patronage activities are conducted either directly by the Group, or through its two foundations. The SAFRAN Foundation invested heavily in 2007 to help disabled young adults and facilitate their integration in the workplace and society. The Foundation takes a two-pronged approach, funding both its own projects and those from associations.

A large part of its activity involves funding projects submitted by associations. A total of 18 projects were supported in 2007, versus eight in 2006, as funding grew by 170% over the previous year.

One example of the projects that the Foundation chooses to support is OPTIM, the French acronym for Orientation and Program for Technology, Engineering and Management. Set up by the ENSAM engineering school, this program provides tutoring to help young people from disadvantaged environments prepare for university entrance exams.

In 2007, the SAFRAN Foundation decided to extend its scope of action beyond France, to support the integration of young people in other countries where the Group operates. For instance, in India it supported the Namasté association, which supports the reintegration of marginalized women in Bangalore.

The Foundation also supports its own operations, such as ELAN, designed to facilitate the integration of disabled persons in the workplace. This program was launched thanks to the initiative of a Foundation director, and has developed with the support of the Group's human resources departments. In 2007, SAFRAN companies welcomed 25 young disabled adults, providing tutors to help them prepare for a work-study degree over periods ranging from 18 months to three years. The ultimate aim is to help them find jobs, either within the Group or at other companies. This project is budgeted at 200,000 euros for two years.

The other foundation within the Group is the Sagem Foundation, which supports talented youngsters (artists, especially musicians) either finish their schooling or starting their professional careers. For instance, the Sagem Foundation contributed to the career development of pianist David Greilshammer, recognized in 2007 as one of the most original musicians of his generation.

Long-term commitment

The more patronage is provided over the long term, the more effective it is. That's why SAFRAN's patronage is based on long-term partnerships with leading organizations.

For example, in 2004, the Group kicked off a partnership with charity organization Secours Populaire, to give some of the most disadvantaged segments of society access to knowledge of two areas that are an integral part of our business, namely science and technology. Several new operations were launched in 2007, helping hundreds of families.

Another project was launched in 2007 with the Fondation d'Auteuil, to organize "introduction to sailing" weekends for people housed in its facilities. Our long-standing partnership with this foundation also allowed us to welcome 75 young people for special day-long events providing an introduction to technology, including 15 students already taking a vocational course in aeronautics.

Coupling social and cultural patronage

Another specific feature of SAFRAN's patronage policy is the creation of links, whenever possible, between our social and cultural commitments.

The best illustration of this approach is the exemplary partnership that SAFRAN formed in 2007 with the orchestra Musiciens de la Prée, for their "Seasons of Solidarity" concert series.

The first concert supported by the Group was held in the Gaveau concert hall in Paris in the fall of 2007. All proceeds were donated to the Neurodon association for research on brain diseases. SAFRAN donated a total of 27,000 euros, enough to fund a complete research grant.

Other concerts will follow, especially those organized by SAFRAN at the Gaveau concert hall, based on an agreement signed last year with the Musiciens de la Prée association and the French Ministry of Education. These concerts will provide an introduction to classical music for hundreds of students from disadvantaged neighborhoods.

DESIGN AND PRODUCTION

EURO RSCG C&O

PHOTO CREDITS

Thierry Mamberti *cover* – **Frédéric Lert** *p1 No.1, 2* – **Sagem Sécurité** *p1 No.3* – **Sagem Mobiles** *p1 No.4* – **Jean-François Damois/Creative Center** *p2* – *DR p4* – **Jean-François Damois/Creative Center** *p5* – **Frédéric Lert** *p6 No.1 & 2* – **Sagem Sécurité** *p7 No.3* – **Sagem Mobiles** *p7 No.4* – **Zhou Junxiang/Imagine China** *p10 & 11* – **Jean-Christophe Moreau/Creative Center** *p12* – **Arturo Rodriguez/SAFRAN** *p13 No.2* – *DR p13 No.3* – **Gilles Collignon** *p15 top* – **Zhou Junxiang/Imagine China** *p15 right* – **Éric Drouin/Snecma** *p18* – **Gérard Vouillon/Sagem Sécurité** *p19* – **Jean-Christophe Moreau/Creative Center** *p20* – **HP Grolleau/DGA CEV** *p21 left* – **Jocelyne Terrien/SAFRAN** *p21 top right* – **Boeing** *p21 bottom* – **Sagem Défense Sécurité** *p22 left* – **ESA/CNES/Arianespace** *p22 top* – **Eurocopter/Patrick Penna** *p22 bottom* – **Sagem Défense Sécurité** *p23 top* – **Airbus Military** *p23 bottom* – **Jean Christophe Moreau/Creative Center** *p24* – **PowerJet** *p25* – **Jean-Christophe Moreau/Creative Center** *p26 No.1* – **Éric Drouin/Snecma** *p26 No.2* – **Jean-Christophe Moreau/Creative Center** *p27 No.3* – **Florent Vilbert/SAFRAN** *p27 No.4* – **Frédéric Lert** *p28 No.1* – **Sagem Avionics** *p28 No.2, 3* – **Vince Streano/Creative Center** *p30* – **Pascal Le Douaré** *p31* – **Jean-Christophe Moreau/Creative Center** *p32 No.1* – **Jean-François Damois/Creative Center** *p32 No.2* – **Guy Norris** *p33 No.3* – **Labinal** *p35 No.1* – **Thierry Mamberti** *p35 No.2* – **Stéphane Spach** *p35 No.3* – **Gérard Vouillon/Sagem Sécurité** *p36 No.1, 2* – **Sagem Défense Sécurité** *p38 No.1* – **Glenn Grossman** *p38 No.2* – **Sagem Avionics** *p39 No.3* – **Gérard Vouillon/Sagem Sécurité** *p40 No.1* – **Vivek Goupta** *p40 No.2* – **Gérard Vouillon/Sagem Sécurité** *p41 No.3* – *DR p42 No.1* – **Sagem Mobiles** *p42 No.2* – *DR p44 No.1* – **Sagem Mobiles** *p45 No.3, 4* – **Jean-Christophe Moreau/Creative Center** *p46* – **Daniel Linarès/Hispano-Suiza** *p48 No.1* – **Rémy Guillaumot/SAFRAN** *p49 No.2* – **Jean-François Damois/Creative Center** *p50* – **Rémy Guillaumot/SAFRAN** *p51*

2, boulevard du Général Martial-Valin
75724 Paris Cedex 15 – France
Tel.: +33 (0)1 40 60 80 80
Fax: +33 (0)1 40 60 81 02
www.safran-group.com

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SAFRAN